

Upland Software, Inc.
401 Congress Avenue, Suite 1850
Austin, Texas 78701

April 21, 2025

Dear Stockholder:

You are cordially invited to attend our 2025 Annual Meeting of Stockholders. The Annual Meeting of Stockholders will be held at 401 Congress Avenue, Suite 1850, Austin, Texas 78701 on Wednesday, June 4, 2025, at 11:00 a.m. Central Daylight Time.

The matters expected to be acted upon at the Annual Meeting are described in detail in the accompanying Notice of 2025 Annual Meeting of Stockholders and Proxy Statement.

In accordance with U.S. Securities and Exchange Commission "notice and access" rules, we are using the Internet as our primary means of furnishing proxy materials to our stockholders. Because we are using the Internet, most stockholders will not receive paper copies of our proxy materials. We will instead send our stockholders a notice with instructions for accessing the proxy materials and voting via the Internet. This notice also provides information on how our stockholders may obtain paper copies of our proxy materials if they so choose. We believe the use of the Internet makes the proxy distribution process more efficient and less costly and helps in conserving natural resources.

The Proxy Statement, the accompanying form of proxy card, the Notice of 2025 Annual Meeting of Stockholders and our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 are available at www.proxyvote.com and may also be accessed through our website at www.uplandsoftware.com under the "SEC Filings" section of the "Investors" page. If you would like to receive a paper or e-mail copy of these documents, you must request one. There is no charge to you for requesting a copy.

Whether or not you attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. Instructions on voting are located on the accompanying proxy card. Your vote by proxy will ensure your representation at the Annual Meeting regardless of whether or not you attend in person. Casting your vote by proxy does not deprive you of your right to attend the Annual Meeting and vote your shares in person.

The Board and management look forward to your participation at the Annual Meeting.

Sincerely,

Matthew H. Smith
General Counsel & Secretary



Upland Software, Inc.
401 Congress Avenue, Suite 1850
Austin, Texas 78701

NOTICE OF 2025 ANNUAL MEETING OF STOCKHOLDERS
To Be Held on June 4, 2025

To the Stockholders of Upland Software, Inc.:

The Annual Meeting of Stockholders for Upland Software, Inc. ("Upland", "we", "us", "our" or the "Company") will be held at 401 Congress Avenue, Suite 1850, Austin, Texas 78701 on Wednesday, June 4, 2025, at 11:00 a.m. Central Daylight Time (the "Annual Meeting"), to consider the following matters:

1. To elect three Class II directors to serve on the board of directors until our 2028 annual meeting of stockholders, or until a successor is duly elected and qualified;

2. To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025;

3. To vote on a non-binding advisory basis to approve the compensation of our named executive officers; and,

4. To transact such other business as may properly come before the annual meeting or any adjournments or postponements thereof.

Our board of directors (the "Board") has fixed the close of business on April 14, 2025, as the record date for determining holders of our common stock entitled to notice of, and to vote at, the Annual Meeting or any adjournments or postponements thereof (the "Record Date"). A complete list of such stockholders will be available for examination at our offices in Austin, Texas, during normal business hours for a period of ten days prior to the Annual Meeting. This Notice of 2025 Annual Meeting of Stockholders is being distributed or made available to stockholders beginning on or about April 21, 2025.

By Order of the Board of Directors

John McDonald

John T. McDonald
Chief Executive Officer and Chair

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 4, 2025.

This Notice of Annual Meeting of Stockholders, the Proxy Statement, accompanying form of proxy card and our Annual Report to Stockholders/Form 10-K for the fiscal year ended December 31, 2024 are available at www.proxyvote.com.

ATTENDING THE ANNUAL MEETING

You do not need to attend to vote. You may vote by submitting a proxy card in advance, by telephone or through the Internet.

If you wish to attend the meeting:

- Doors open at 10:30 a.m. Central Daylight Time on Wednesday, June 4, 2025.

- The meeting starts at 11:00 a.m. Central Daylight Time.

- All stockholders and proxy holders must register at the reception desk and provide evidence of ownership as of the Record Date, and only such persons will be permitted to enter the room and attend the meeting.

- The meeting will follow the agenda and rules of conduct provided to all stockholders and proxy holders upon entering the meeting.

- Subject to meeting rules, only stockholders of record or their proxy holders will be allowed to address the meeting and only after having been recognized. All questions and comments must be directed to the chair of the meeting.

- The purpose and order of the meeting will be strictly observed, and the chair's or secretary's determinations in that regard will be final, including any postponements or adjournments of the meeting.

- Media will not be allowed to attend the meeting. The taking of photographs and the use of audio and video recording devices will not be allowed.

QUESTIONS

For Questions Regarding:	Contact:
The Annual Meeting	Upland Software, Inc. - Investor Relations
	(512) 960-1031
Stock ownership for registered holders	Broadridge Corporate Issuer Solutions, Inc.
	P.O. Box 1342
	Brentwood, NY 11717
	shareholder@broadridge.com
	(866) 321-8022 (within the U.S. and Canada) or
	(720) 378-5956 (worldwide)
Stock ownership for beneficial owners	Please contact your broker, bank or other nominee
Voting for registered holders	Broadridge Corporate Issuer Solutions, Inc.
	P.O. Box 1342
	Brentwood, NY 11717
	shareholder@broadridge.com
	(866) 321-8022 (within the U.S. and Canada) or
	(720) 378-5956 (worldwide)
Voting for beneficial owners	Please contact your broker, bank or other nominee

TABLE OF CONTENTS

Table of Contents



Upland Software, Inc.
401 Congress Avenue, Suite 1850
Austin, Texas 78701

PROXY STATEMENT INFORMATION ON VOTING

Our Board solicits your proxy for the 2025 Annual Meeting of Stockholders (the "Annual Meeting") and at any postponement or adjournment of the meeting for the matters set forth in the "Notice of 2025 Annual Meeting of Stockholders." The Annual Meeting will be held at 401 Congress Avenue, Suite 1850, Austin, TX 78701 on June 4, 2025 at 11:00 a.m. Central Daylight Time. We made this Proxy Statement available to stockholders beginning on April 21, 2025.

Record Date	April 14, 2025
Quorum	A majority of combined shares of our common stock, par value $0.0001 per share (the "Common Stock") and Series A Convertible Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock") (on an as-converted basis) outstanding on the Record Date must be present in person or by proxy to constitute a quorum at the Annual Meeting. Abstentions and any broker non-votes will be counted toward fulfillment of quorum requirements. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.
Shares Outstanding	There were 28,484,279 shares of Common Stock outstanding as of April 14, 2025.
Inspector of Election	A representative from Broadridge Financial Solutions, Inc. ("Broadridge") will serve as the inspector of election.
Voting by Proxy	Stockholders of record on the Record Date may submit their proxy on the Internet, by phone, or by mail.
Appointment of Proxy Holders	The Board asks you to appoint Michael D. Hill and Matthew H. Smith as your proxy holders to vote your shares at the Annual Meeting. You may make this appointment by voting the enclosed proxy card or by using one of the voting methods described below.
Voting Instructions; Voting at the Meeting	***We encourage stockholders to vote in advance of the Annual Meeting, even if they plan to attend the meeting.***
	Stockholders can vote in person during the meeting. Stockholders of record (those whose shares are registered directly in their name with Upland's transfer agent, Broadridge) who attend the Annual Meeting in person may obtain a ballot from the inspector of election. Beneficial owners whose shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization and who attend the Annual Meeting in person must obtain a proxy from their broker, bank, or other nominee prior to the date of the Annual Meeting and present it to the inspector of election with their ballot. Voting in person during the meeting will replace any previous votes.

Voting Instructions; Voting by Proxy	All shares represented by valid proxies received prior to the meeting will be voted and, where a stockholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the stockholder's instructions. If you are a stockholder of record and you indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Board or you sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the meeting.
Voting Instructions; What Happens if no Voting Instructions are Provided	If, on the Record Date, your shares were held in an account at a brokerage firm or other agent, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the meeting.
	As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. If you do not provide instructions for voting the shares that you beneficially own, your custodian will not be permitted to vote your shares with respect to "non-discretionary" items, which includes all matters on the agenda other than the ratification of the appointment of the independent registered public accounting firm. This is generally referred to as a "broker non-vote."
	We urge you to provide voting instructions to your broker or agent to vote your shares.
	A number of brokers and banks enable beneficial holders to give voting instructions via telephone or the Internet. Please refer to the voting instructions provided by your bank or broker. You are also invited to attend the meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you provide a valid proxy from your broker or other agent.
Routine and Non-Routine Matters	Proposals One and Three are each considered non-routine matters under applicable rules. A broker or other nominee cannot vote without instructions on non-routine matters, and, therefore, broker non-votes may exist in connection with Proposals One and Three. Proposal Two, the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025, is a matter considered routine under applicable rules. A broker or other nominee may generally vote on routine matters, and, therefore, no broker non-votes are expected to exist in connection with Proposal Two.
Votes Required; Effect of Broker Non-Votes and Abstentions	Each holder of shares of our Common Stock outstanding on the Record Date is entitled to one vote for each share of Common Stock held as of the Record Date. Except as provided by the Certificate of Designation of Series A Convertible Preferred Stock of the Company (the "Certificate of Designation") or applicable law, the holders of Series A Preferred Stock will have the right to vote together as a single class with the holders of the Common Stock on each matter submitted for a vote or consent by the holders of the Common Stock.
	With respect to Proposal One, the director nominees are elected by a plurality of the voting power of the shares of our Common Stock and shares of our Series A Preferred Stock (on an as-converted basis) present in person or represented by proxy and entitled to vote at the Annual Meeting. Therefore, the three nominees receiving the most "FOR" votes will be elected as directors to serve until the third annual meeting of stockholders following their election. For Proposal One, there is no cumulative voting and abstentions and broker non-votes will not be counted as votes cast and will, therefore, have no effect on the outcome of the vote.
	The ratification of our independent registered public accounting firm in Proposal Two requires the affirmative vote of a majority of the voting power of the shares of our Common Stock and Series A Preferred Stock (on an as-converted basis) present or represented by proxy and voting as a single class at the Annual Meeting. Proposal Two is a routine matter and no broker non-votes are expected to exist in connection with Proposal Two. Abstentions and broker non-votes will not be counted as votes cast and will, therefore, have no effect on the outcome of the vote.

Votes Required; Effect of Broker Non-Votes and Abstentions	Proposal Three, the advisory vote to approve executive compensation, requires the approval of a majority of the voting power of the shares of our Common Stock and Series A Preferred Stock (on an as-converted basis) present or represented by proxy and voting as a single class at the Annual Meeting. However, because Proposal Three is an advisory vote, the result will not be binding on the Company or our Board. The Board, the Compensation Committee and/or another committee of the Board will consider the outcome of the vote when establishing or modifying the compensation of our named executive officers and determining how often we should submit to the stockholders an advisory vote to approve the compensation of our named executive officers included in our proxy statement. Abstentions and broker non-votes will not be counted as votes cast and will, therefore, have no effect on the outcome of the vote.
Changing Your Vote	Stockholders of record may revoke their proxy at any time before the polls close by submitting a later-dated vote in person at the Annual Meeting, via the Internet, by telephone, by mail, or by delivering instructions to our Corporate Secretary before the Annual Meeting. If you hold shares through a broker, bank, or other nominee, you may revoke any prior voting instructions by contacting that firm.
Voting Results	We will announce preliminary results at the Annual Meeting. We will report final results at http://investor.uplandsoftware.com and in a filing with the U.S. Securities and Exchange Commission (the "SEC") on Form 8-K, which we are required to file with the SEC within four business days following the Annual Meeting.

Important

Please promptly vote and submit your proxy by signing, dating, and returning the enclosed proxy card in the postage-prepaid return envelope, or vote by telephone or via the Internet so that your shares can be voted. This will not limit your rights to attend or vote at the Annual Meeting.

PROPOSAL ONE: ELECTION OF DIRECTORS

Our Board is comprised of six directors. In accordance with our Certificate of Incorporation (the "Certificate of Incorporation") and our Amended and Restated Bylaws (the "Bylaws"), our Board is divided into three classes, the members of each of which serve for staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors are divided among the three classes as follows:

- the Class I directors are Stephen E. Courter and Teresa Miles Walsh, and their terms will expire at our annual meeting of stockholders to be held in 2027; and

- the Class II directors are David Chung, Timothy W. Mattox and David D. May, and their terms will expire at the Annual Meeting; and

- the Class III director is John T. (Jack) McDonald, and his term will expire at our annual meeting of stockholders to be held in 2026.

This year's nominees for election to our Board as Class II directors are David Chung, Timothy W. Mattox and David D. May. The proxies given to the proxy holders will be voted or not voted as directed and, if no direction is given, will be voted "FOR" the nominees. Mr. Chung and Mr. May are independent directors as determined by the Board. Mr. Mattox is not currently considered an independent director due to his previous compensation received through a consulting relationship with the Company, which ended on December 31, 2023 when he was appointed to the Board.

The nominees have been nominated by our Board upon the recommendation of the Nominating and Governance Committee. Certain biographical information about the nominees is set forth below, including the director's business experience, director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes, or skills that caused the Nominating and Governance Committee to recommend that the nominees should continue to serve on our Board. There are no family relationships among the nominees and any of our directors or executive officers.

David Chung has served as a member of our Board since August 2022. Mr. Chung is a Partner and Co-Chief Investment Officer of HGGC, LLC ("HGGC"). Mr. Chung is a member of HGGC's Management Committee and Fund IV Investment Committee. He is involved in all aspects of HGGC's investment sourcing, underwriting, execution and portfolio management and realization. Mr. Chung brings 29 years of experience as a private equity, public equity and hybrid public/private investor. Prior to joining HGGC in December 2016, he was an independent investor through Arrowhead Holdings LLC, an Investment Partner at Blum Capital Partners, a Partner at Standard Pacific Capital, and a Director at KKR, where he began his private equity career in 1995. Previously, he was a strategy consultant at McKinsey & Co. and an investment banker at Hambrecht & Quist. Mr. Chung currently serves on the board of directors of Movella, Inc. since 2023 and previously served on the board of directors of Pathfinder Acquisition Corporation from 2021 to 2023. Additionally, Mr. Chung currently serves on the board of directors of a number of privately held companies. Mr. Chung holds a B.A. in Economics from Harvard University and an M.B.A. from Harvard Business School.

We believe that Mr. Chung is qualified to serve as a member of our Board as a result of his experience in the private equity industry and experience serving in executive and senior management roles.

Timothy W. Mattox has served as a member of our Board since January 2024. Mr. Mattox previously served as President and Chief Operating Officer for Upland from July 2014 until March 2021, and most recently as a Strategic Advisor to Upland from March 2021 until his appointment to the Board. Prior to Upland, Mr. Mattox's career included extensive strategic, operational, new business, and private equity experience in software, hardware, and web/cloud services. From 1998 to 2013, Mr. Mattox held several leadership positions at Dell, Inc., including Vice President of Corporate Strategy, followed by Vice President of Worldwide Enterprise Product Management. From 1994 to 1998, Mr. Mattox was a Manager at Bain & Company. From 1989 to 1992, Mr. Mattox was a Senior Product Line Manager at Oracle Corporation. Mr. Mattox has led businesses with revenue of $25 million to $10 billion and has a strong track record of stockholder value creation at the corporate and divisional level. Mr. Mattox holds B.S. and M.S. degrees in electrical engineering and computer science from Massachusetts Institute of Technology and an M.B.A. from Stanford's Graduate School of Business.

We believe that Mr. Mattox is qualified to serve as a member of our Board as a result of his significant software executive leadership experience, as well as his previous understanding and history of the Company.

David D. May has served as a member of our Board since March 2016 and was named Lead Independent Director in October 2017. Mr. May is a Vice President of Luther King Capital Management, and Senior Advisor to LKCM Headwater Investments, which he joined in August 2013. From 2005 to 2013, Mr. May was the co-founder and portfolio manager of Third Coast Capital Management, an Austin-based long-short equity hedge fund formed in 2004. From 1998 to 2003, Mr. May was a co-founder and Managing Partner of Ridgecrest Partners, a New York City-based hedge fund founded in 1998. From 1996 to

1998, Mr. May was a Partner at Ardsley Partners, a Connecticut-based hedge fund, where he served as an analyst and a portfolio manager. Prior to this, he was a Vice President at Luther King Capital Management and served as a portfolio manager for a broad range of investment portfolios and co-founded the LKCM Mutual Funds, serving as President of the Fund Group. Mr. May served on the board of directors of Perficient Inc. (Nasdaq: PRFT), an information technology consulting firm, where he served on the Audit Committee and was the Chair of the Compensation Committee from 2009 to 2013. Mr. May has previously served on the boards of privately held companies and philanthropic organizations. Mr. May holds a B.A. in Business and an M.B.A. from Texas Christian University. He is a CFA charter holder.

We believe that Mr. May is qualified to serve as a member of our Board as a result of his experience as a director of publicly traded technology companies and his background in the institutional investment industry.

Vote Required

The nominees receiving the highest number of affirmative votes of the shares of Common Stock and Series A Preferred Stock (on an as-converted basis) voting together as a single class, present in person or represented by proxy and entitled to vote for them will be elected as Class II directors to serve until the third annual meeting following their election or until their successor, if any, is duly elected and qualified, or until their earlier death, resignation, or removal. Unless you otherwise instruct, proxies will be voted for election of the nominees who are listed above as the Class II director nominees. The Company has no reason to believe that the nominees will be unable to serve, but in the event that the nominees are unwilling or unable to serve as a directors and the Board does not, in that event, choose to reduce the size of the Board, the persons voting the proxy may vote for the election of another person in accordance with their judgment.

Recommendation of the Board

The Board unanimously recommends that stockholders vote "FOR" the election of Messrs. Chung, Mattox and May.

DIRECTORS AND CORPORATE GOVERNANCE

Corporate Governance Highlights

Independence

- The Board currently has 6 members, 4 of whom are independent.
- There are three standing committees with all members being independent directors.
- Directors regularly meet without management present with the Lead Independent Director presiding.

Board Practices

- The Board and its standing committees perform self-evaluations on an annual basis.
- Each standing committee operates under a committee charter.
- The Board oversees risk management practices.
- The Board receives information concerning, and provides input on, succession planning.
- The Board has adopted an insider trading policy, a related person transaction policy, corporate governance guidelines, and a code of business conduct and ethics.

Leadership Structure

- The Board leadership structure consists of a Chair, a Lead Independent Director and committee chairs.

Directors

The Nominating and Governance Committee of the Board and the Board believe the skills, qualities, attributes, and experience of its directors provide Upland with business acumen and a diverse range of perspectives to engage each other and management to effectively address the evolving needs of Upland and represent the best interests of our stockholders. In the event the nominees for director are elected, following the Annual Meeting, our Board would consist of the following individuals:

Name	Position with Upland	Age as of the Annual Meeting	Director Since
David Chung	Director	57	2022
Stephen E. Courter	Director	70	2014
Timothy W. Mattox	Director	59	2024
David D. May	Lead Independent Director	62	2016
John T. (Jack) McDonald	Director, Chief Executive Officer and Chair	61	2010
Teresa Miles Walsh	Director	61	2020

The following presents biographical information for each of our continuing directors listed above in the table. The biographical information includes the director's business experience, director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes, or skills that caused the Nominating and Governance Committee to recommend that the director should serve on the Board.

David Chung has served as a member of our Board since August 2022. His biography is included with those of the rest of our director nominees under the section entitled "Proposal One: Election of Directors" above.

Stephen E. Courter has served as a member of our Board since September 2014. Mr. Courter is on the faculty of the McCombs School of Business, University of Texas at Austin, which he joined in August 2007, teaching courses in the Masters in Business Administration program and leading study abroad programs in Thailand, Vietnam, India, and Indonesia. From 2006 to 2007, Mr. Courter served as Chief Executive Officer and board member of Broadwing Communications. From 2000 to 2006, Mr. Courter served as Chair and Chief Executive Officer of Neon Communications. From 1998 to 2000, Mr. Courter served a Chief Executive Officer of Enertel, a Dutch telecommunications company based in Rotterdam. Since October 2008, Mr. Courter has served on the board of directors of Cadiz Inc. (Nasdaq: CDZI), a land and water resource development company, where he is the chair of the audit and risk committee and a member of the corporate governance and nominating committee. Mr. Courter holds a B.S. in Finance from The Pennsylvania State University and an M.B.A. from The George Washington University. Mr. Courter holds the rank of Major in the U.S. Army Reserves.

We believe Mr. Courter is qualified to serve as a member of our Board as a result of his experience in executive-level management positions at technology companies and the knowledge he gained from service on the boards of public and private companies.

Timothy W. Mattox has served as a member of our Board since January 2024. His biography is included with those of the rest of our director nominees under the section entitled "Proposal One: Election of Directors" above.

David D. May has served as a member of our Board since March 2016 and was named Lead Independent Director in October 2017. His biography is included with those of the rest of our director nominees under the section entitled "Proposal One: Election of Directors" above.

John T. (Jack) McDonald founded the Company and has served as our Chief Executive Officer and Chair of our Board since our founding in July 2010. Prior to founding Upland in 2010, Mr. McDonald was Chief Executive Officer of Perficient, Inc. (Nasdaq: PRFT), an information technology consulting firm, from 1999 to 2009, and chairman from 2001 to 2010. From 1987 to 1993, Mr. McDonald was an attorney with Skadden, Arps, Slate, Meagher & Flom LLP in New York, focusing on mergers and acquisitions and corporate finance. Mr. McDonald served on the board of directors and member of the Compensation Committee of BigCommerce Holdings, Inc. (Nasdaq: BIGC), from August 2019 to July 2022. Mr. McDonald served as chairman of the Greater Austin Chamber of Commerce and as a member of the board of directors of a number of privately held companies and non-profit organizations. Mr. McDonald holds a B.A. in Economics from Fordham University and a J.D. from Fordham Law School.

We believe that Mr. McDonald is qualified to serve as a member of our Board because of his experience as our Chief Executive Officer and his background in the technology industry, including previously serving as Chair and Chief Executive Officer of a public technology company.

Teresa Miles Walsh has served as a member of our Board since March 2020. Ms. Walsh founded Access Media Advisory Limited in the United Kingdom ("AMA"), a corporate advisory boutique focused on media sector clients, in 2003 and Access Media Advisory LLC in the United States in 2008. She currently serves as chief executive officer of both. Ms. Walsh is also a limited partner and registered representative of Pickwick Capital Partners, LLC, a FINRA regulated broker dealer. From 1989 to 2002, Ms. Walsh held positions at Merrill Lynch including Vice Chair and Managing Director, European Telecommunications, Media and Technology (2002), Head of the European Media Investment Banking Group (1997-2002) and other investment banking roles in media, utilities and structured finance groups of the investment banking division at Merrill Lynch (1989-1997). Ms. Walsh was an independent member of the board of directors and chair of the audit committee of Forest Road Acquisition Corp (NYSE: FRX.U) from November 2020 to June 2021. Ms. Walsh holds a B.A. in Economics, Magna Cum Laude, from Duke University and an M.B.A., with distinction, from the Fuqua School of Business at Duke University.

We believe Ms. Walsh is qualified to serve as a member of our Board as a result of her experience in the international business sector and with mergers and acquisitions, as well as her executive-level management positions with investment banking entities.

Director Qualifications and Information

Director Qualifications — The Board believes that individuals who serve on the Board should have demonstrated notable or significant achievements in business, education, or public service; should possess the requisite intelligence, education, and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of our stockholders. The following are qualifications, experience and skills for Board members which are important to our business and its future:

- Leadership Experience — We seek directors who demonstrate extraordinary leadership qualities. Strong leaders bring vision, strategic agility, diverse and global perspectives, and broad business insight to the Company. They demonstrate practical management experience, skills for managing change, and deep knowledge of industries, geographies, and risk management strategies relevant to the Company. They have experience in identifying and developing the current and future leaders of the Company. The relevant leadership experience we seek includes a past or current leadership role in a major public company or recognized privately held entity; a past or current leadership role at a prominent educational institution or senior faculty position in an area of study important or relevant to the Company; or a past or current senior managerial or advisory position with a highly visible nonprofit organization.

- Finance Experience — We believe that all directors should possess an understanding of finance and related reporting processes. We also seek directors who qualify as an "audit committee financial expert" as defined in the SEC's rules for service on the Audit Committee.

- Business Experience — We seek directors who have relevant experience in businesses and markets that are relevant to our business and/or to the business of our customers. We value experience in our high priority areas, including corporate finance and public markets, SaaS and cloud based businesses, new or expanding businesses, customer segments or geographies, organic and inorganic growth strategies, existing and new technologies; deep or unique understanding of the Company's business environments; and experience with, exposure to, or reputation among a broad subset of our customer base.

Director Qualifications Matrix — The Nominating and Governance Committee selects, evaluates and recommends to the full Board qualified candidates for election or appointment to the Board. The Nominating and Governance Committee has developed the following matrix outlining specific qualifications to ensure that the Company's directors bring to the Board a diversity of experience, background and perspective. The matrix allows the Nominating and Governance Committee to identify areas of expertise and experience that may benefit the Board in the future as well as gaps in those areas that may arise as directors retire. The Nominating and Governance Committee uses this information as part of its process for identifying and recommending new directors for the Board.

DIRECTOR QUALIFICATION MATRIX

Name of Director	Leadership			Financial	
	Technical Industry	Academic	Active/ Recent CEO	Financial Literacy	Audit Committee Financial Expert
Mr. Chung	X		X	X	X
Mr. Courter	X	X	X	X	X
Mr. May	X			X	X
Mr. McDonald	X		X	X	
Mr. Mattox	X			X	
Ms. Walsh	X		X	X	X

Board Corporate Governance Guidelines

Our Board maintains Corporate Governance Guidelines, which are intended to reflect our core values and provide the foundation for our governance and management systems and our interactions with others. A copy of those guidelines is posted on the investor relations portion of our website at https://investor.uplandsoftware.com/governance/governance-documents/default.aspx.

Structure of the Board of Directors

Our business and affairs are managed under the direction of our Board. As noted above, our Board currently consists of six members and is divided into three classes with staggered three-year terms.

Pursuant to the Securities Purchase Agreement (the "Purchase Agreement") by and between the Company and Ulysses Aggregator, LP, (the "Purchaser"), the holders of a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class, have the right to elect, for so long as Ulysses Aggregator, LP and its affiliates (including HGGC, LLC) beneficially own in the aggregate at least 5% of the shares of Common Stock on a fully diluted basis including the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock, one member (the "Series A Director") of the Board. The Series A Director is entitled to serve on each committee of the Board, subject to applicable rules and regulations of the NASDAQ Global Market. As of August 23, 2022, Mr. Chung was appointed as the Series A Director.

We expect that any additional directorships resulting from an increase in the authorized number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our Board may have the effect of delaying or preventing changes in our control or management.

Our Certificate of Incorporation and Bylaws provide that our directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the voting power of all of our then-outstanding shares of capital stock entitled to vote generally at an election of directors. Our directors are elected by a plurality of the voting power of the shares present in person or represented by proxy and entitled to vote on the election of directors. Our directors hold office until their successors have been elected and qualified or until their earlier resignation or removal.

Director Independence

The NASDAQ Global Market listing standards require that a majority of the members of our Board qualify as "independent" as defined by those standards. In April 2025, our Board, following consultation with our Nominating and Governance Committee, undertook a review of the independence of the directors and nominee for director and considered whether any director or nominee has a material relationship with us that could compromise his or her ability to exercise judgment in carrying out his or her responsibilities. As a result of this review, our Board determined that four of our six current directors, Messrs. Chung, Courter, and May and Ms. Walsh, are "independent directors" as defined under the applicable requirements of the NASDAQ Global Market listing standards and SEC rules and regulations. In making that determination, our Board considered whether each director and nominee has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Note from our Lead Independent Director

It is my privilege to serve as Upland's Lead Independent Director, a role I have held since October 2017. I would like to share a few of the important ways our Board works to provide independent oversight of management as fiduciaries to you, our stockholders.

As Lead Independent Director, I work closely with our Chair and CEO, Jack McDonald, to facilitate continuous communication among management and the Board's independent directors. Our Board currently has six members, four of whom are independent. It is important to Upland that we have significant input and guidance from independent directors.

Our Board and Upland's management highly value the input of our independent directors. Mr. McDonald and his executive team regularly communicate with our independent directors between meetings of our Board to ensure that they are informed and that the Company has the benefit of their input on a real-time basis.

Finally, our Board participates in an annual self-assessment process conducted by an outside third-party to ensure that the Board is well-functioning and that each director has the opportunity to anonymously communicate their thoughts on the Board's operation for the prior year and to set goals for the coming year.

I thank you for your support and look forward to serving our stockholders interests as we move forward.

Sincerely,

David D. May
Lead Independent Director

Board Leadership and Lead Independent Director

The Chair of our Board is currently our Chief Executive Officer, John T. (Jack) McDonald. The Board does not have a policy with regard to whether the roles of Chair of our Board and Chief Executive Officer should be separate or combined. Rather, the Board believes that the present structure, which includes a Lead Independent Director with well-defined responsibilities, provides the Company and the Board with exemplary leadership, appropriate independent oversight of management, continuity of experience that complements ongoing Board refreshment and the ability to communicate the Company's business and strategy to stockholders, the investor community, employees and other stakeholders. Further, the Board believes that Mr. McDonald is best suited to serve as the combined Chair and Chief Executive Officer because he has provided the Company with invaluable leadership since our founding, is the director most familiar with our business, and is best suited to lead the discussion and execution of our strategy.

The Company has adopted corporate governance guidelines that provide that one of our independent directors should serve as Lead Independent Director at any time when our Chief Executive Officer serves as the Chair of our Board, or if the Chair is otherwise not independent. Because Mr. McDonald is our Chair and Chief Executive Officer, our Board has appointed Mr. May to serve as Lead Independent Director to preside over periodic meetings of our independent directors, serve as the liaison between our Chair and the independent directors, and perform additional duties as our Board may otherwise determine or delegate from time to time.

Committees of the Board of Directors

Our Board has a standing Audit Committee, Compensation Committee, and Nominating and Governance Committee. The current members of the committees are identified in the table below:

Name of Director	Audit	Compensation	Nominating And Governance
David Chung	Member	Member	Member
Stephen E. Courter	Chair	Member	—
David D. May	Member	Chair	Member
Teresa Miles Walsh	Member	—	Chair

The continuing members of the committees following the Annual Meeting are expected to remain the same. Messrs. Mattox and McDonald do not serve on any committees.

Audit Committee

Our Audit Committee is composed of Messrs. Chung, Courter and May and Ms. Walsh, with Mr. Courter serving as chair. Our Board has determined that each of Messrs. Chung, Courter and May and Ms. Walsh meet the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the NASDAQ Global Market listing standards. Our Board has also determined that Messrs. Chung, Courter and May and Ms. Walsh qualify as an "audit committee financial expert" within the meaning of SEC regulations.

The primary purpose of the Audit Committee is to discharge the responsibilities of our Board with respect to our accounting, financial, and other reporting and internal control practices and to oversee our independent registered public accounting firm. Specific responsibilities of our Audit Committee include:

- evaluating the performance of our independent registered public accounting firm and determining whether to retain or terminate its services;

- determining and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

- reviewing and discussing with management and our independent registered public accounting firm the results of the annual audit and the independent registered public accounting firm's assessment of our annual and quarterly financial statements and reports;

- reviewing with management and our independent registered public accounting firm significant issues that arise regarding accounting principles and financial statement presentation;

- conferring with management and our independent registered public accounting firm regarding the scope, adequacy, and effectiveness of our internal control over financial reporting;

- establishing procedures for the receipt, retention, and treatment of any complaints we receive regarding accounting, internal accounting controls, or auditing matters;

- reviewing and approving related party transactions;

- overseeing compliance with the requirements of the SEC and the Foreign Corrupt Practices Act,

- providing oversight and review of the Company's risk management policies, including its enterprise risk management program and investment policies; and;

- reviewing at least semi-annually the Company's cybersecurity risk mitigation activities and procedures.

The Audit Committee met 6 times in 2024.

Compensation Committee

Our Compensation Committee is composed of Messrs. Chung, Courter and May, with Mr. May serving as chair. Our Board has determined that each of Messrs. Chung, Courter and May are independent within the meaning of applicable NASDAQ Global Market listing standards, is a "non-employee director" as defined in Rule 16b-3 under the Exchange Act and is an "outside director" as that term is defined in Section 162(m) of the Internal Revenue Code of 1986.

The primary purpose of our Compensation Committee is to discharge the responsibilities of our Board to oversee our compensation policies, plans, and programs and to review and determine the compensation to be paid to our executive officers, directors, and other senior management, as appropriate. Specific responsibilities of our Compensation Committee include:

- determining the compensation and other terms of employment of our Chief Executive Officer and reviewing and approving corporate performance goals and objectives relevant to such compensation;

- in consultation with the Chief Executive Officer, determining the compensation and other terms of employment of our other executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

- evaluating, approving, and administering the compensation plans and programs advisable for us and evaluating and approving the modification or termination of existing plans and programs;

- reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections, and any other compensatory arrangements for our executive officers and other senior management, as appropriate; and

- reviewing and recommending to our Board the compensation of our directors.

The Compensation Committee may form subcommittees for any purpose that the Compensation Committee deems appropriate and may delegate to such subcommittees such power and authority as the Compensation Committee deems appropriate, except that the Compensation Committee shall not delegate to a subcommittee any power or authority required by law, regulation, or listing standard to be exercised by the Compensation Committee as a whole. The Compensation Committee also has the authority, in its sole discretion, to select and retain any compensation consultant to be used by the Company to assist with the execution of the Compensation Committee's duties and responsibilities, or to engage independent counsel or other advisers as it deems necessary or appropriate to carry out its duties. The Compensation Committee currently retains the services of a compensation consultant, Korn Ferry, and has utilized their services since August 1, 2024, where NFP Compensation Consulting ("NFP") (formerly Longnecker & Associates), was used from January 1, 2024 through August 1, 2024. The lead individual, who provides compensation advice for the Compensation Committee, transitioned from NFP to Korn Ferry in 2024.

The Compensation Committee met 5 times in 2024.

Nominating and Governance Committee

Our Nominating and Governance Committee is composed of Messrs. Chung and May and Ms. Walsh, with Ms. Walsh serving as chair. Our Board has determined that each of Messrs. Chung and May and Ms. Walsh are independent within the meaning of applicable NASDAQ Global Market listing standards.

The specific responsibilities of our Nominating and Governance Committee include:

- reviewing proposed changes to the Certificate of Incorporation and the Bylaws and making recommendations to the Board;

- overseeing compliance by the Board with applicable laws and regulations;

- identifying, reviewing, evaluating, and recommending for selection candidates for membership to our Board;

- reviewing, evaluating, and considering the recommendation for nomination of incumbent members of our Board for reelection to our Board and monitoring the size of our Board;

- considering the recommendation for nomination of candidates for election to our Board and proposals submitted by our stockholders;

- reviewing the Company's environmental, social and governance ("ESG") position; and

- reviewing the performance of our Board, recommending areas of improvement to our Board, and assessing the independence of members of our Board.

In addition, the Nominating and Governance Committee, in conjunction with management, provides continuing education and learning resources to our Board.

The Nominating and Governance Committee met 4 times in 2024.

Committee Charters

Our Audit Committee, Compensation Committee, and Nominating and Governance Committee operate under written charters adopted by the Board. These charters are posted on the "Investor Relations" page of our website, https://investor.uplandsoftware.com/governance/governance-documents/default.aspx.

Risk Oversight

Our business is subject to various types of risk, including business risks relating to our strategy, competitive position, operations and financial structure, technological risks, legal and compliance risks, and others. Management is responsible for the day-to-day management of risks we face, while our Board, as a whole and through its committees, oversees our enterprise risk management processes implemented by management and regularly reviews reports from members of senior management on areas of material risk. The committees of the Board are charged with overseeing certain types of risks. Our Audit Committee is responsible for overseeing the management of financial and operational risks, including cybersecurity risks. Our Compensation Committee is responsible for overseeing the management of risks relating to executive compensation. Our Nominating and Governance Committee is responsible for overseeing the management of risks relating to corporate governance. Our full Board regularly receives reports from each committee on the management of these risks and is charged with the management of all other risks.

Code of Business Conduct and Ethics

Our Board has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. The code of business conduct and ethics, any amendments that may be adopted from time to time and any waivers of the requirements of the code of business conduct and ethics, are posted on the "Investor Relations" page of our website located at https://investor.uplandsoftware.com/governance/governance-documents/default.aspx. The information on our website is not part of this Proxy Statement.

Communications with the Board of Directors

The Board provides a process for stockholders to send communications to the Board. Any matter intended for the Board, or for any individual member or members of the Board, should be directed to our Corporate Secretary at 401 Congress Avenue, Suite 1850, Austin, Texas 78701 until June 30, 2024, with a request to forward the communication to the intended recipient or recipients. Starting July 1, 2025, any matter intended for the Board, or for any individual member or members of the Board, should be directed to our Corporate Secretary at Las Cimas IV, 900 S Capital of Texas Highway, Suite 300, Austin, Texas 78746. Our Corporate Secretary monitors these communications and will provide a summary of all received messages to the Board at each regularly scheduled meeting of the Board. Where the nature of a communication warrants, our Corporate Secretary may determine, in his judgment, to obtain the more immediate attention of the appropriate committee of the Board or non-management director, of independent advisers or of Company management, as our Corporate Secretary considers appropriate. Our Corporate Secretary reserves the right not to forward to Board members any abusive, threatening, or otherwise inappropriate materials, or to decide in the exercise of his or her judgment whether a response to any stockholder communication is necessary.

Director Nomination Procedures

The Nominating and Governance Committee has the responsibility for reviewing and recommending to the Board candidates for director positions. The Nominating and Governance Committee will consider nominations made by stockholders. There are no differences in the manner in which the Nomination and Governance Committee evaluates nominees for director based on whether the nominee is recommended by a stockholder or whether the recommendation comes from another source. To have a candidate considered by the Nominating and Governance Committee, a stockholder must submit such stockholder's recommendation in writing in accordance with the procedures described in the section of this Proxy Statement entitled "Other Matters—2026 Stockholder Proposals or Nominations" and must include the information specified in our Bylaws, including information concerning the nominee and information about the stockholder's ownership of and agreements related to our stock.

The Nominating and Governance Committee, in evaluating Board candidates, considers issues such as character, integrity, judgment, age, independence, skills, education, expertise, business acumen, business experience, length of service, understanding of our business, and other commitments and the like, all in the context of an assessment of the needs of the Board at the time. The committee's objective is to maintain a Board of individuals of the highest personal character, integrity, and ethical standards, and that reflects a range of professional backgrounds and skills relevant to our business.

The Nominating and Governance Committee believes that the minimum qualifications for serving as a director are that a nominee demonstrate knowledge of our industry, accomplishment in his or her field, an ability to make a meaningful contribution to the Board's oversight of our business and affairs, independence under Nasdaq rules, lack of conflicts of interest, and a record and reputation for leadership, integrity and ethical conduct in both his or her professional and personal activities. In addition, the Nominating and Governance Committee examines a candidate's specific experiences and skills, time availability in light of other commitments, interpersonal skills, and compatibility with the Board, and ability to complement the competency and skills of the other Board members.

The Nominating and Governance Committee annually reviews with the Board the requisite skills and characteristics of Board members, as well as the composition of the Board as a whole. This assessment is based on the factors stated above. In addition, directors are also expected to constructively challenge management through their active participation and questioning. In particular, the Nominating and Governance Committee seeks directors with established strong professional reputations and expertise in areas relevant to the strategy and operations of our business.

In performing its duties, the Nominating and Governance Committee may consult with internal or external legal counsel and expert advisers.

Board Meetings and Attendance

The Board held four meetings in 2024. During 2024, each member of the Board then serving as a director attended 100% of the aggregate of (i) the total number of Board meetings held during the period of such member's service and (ii) the total number of meetings held by all Board committees on which such member served during the period of such member's service. Directors are encouraged to attend our annual stockholder meetings. All directors attended the 2024 annual stockholder meeting.

DIRECTOR COMPENSATION

Standard Director Compensation Arrangements

Upland's non-employee director compensation policy is designed to provide appropriate amount and form of compensation to our non-employee directors.

The current annual retainer for non-employee Board members is $30,000. The Lead Independent Director receives an additional annual retainer of $20,000. Members of our committees, all of whom are non-employee directors, receive the following annual cash fees for Board committee service:

Committee	Chair Fee		Member Fee	
Audit Committee	$	20,000	$	10,000
Compensation Committee	$	12,000	$	5,000
Nominating and Governance Committee	$	7,500	$	2,500

Non-employee directors are eligible for equity awards pursuant to our 2024 Omnibus Incentive Plan (the "2024 Plan"). The 2024 Plan provides for the grant of non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), performance units, and performance shares to employees, directors, and consultants. In 2024, each person who first became a non-employee director received an initial grant of RSUs valued at $125,000, as soon as practical after the date such person became a non-employee director. For continuing non-employee directors who served on our Board for at least the preceding six months, each is to be granted, following the annual meeting of stockholders, an annual award of RSUs with a value of approximately $175,000. Both the initial awards and annual awards of RSUs vest in equal quarterly installments beginning approximately on the 3-month anniversary of the vesting commencement date, provided the participant continues as a director through such dates. The vesting commencement date for annual awards generally is the 16th day of the month in which the annual meeting occurs. The vesting commencement date for initial awards generally is the 16th day of the month in which the director becomes a non-employee director, or the following month if the director becomes a non-employee director after the 16th day of a month.

The number of shares of RSUs awarded is calculated based on the average closing price of the common stock for 30 days prior to the date of grant, as measured by the closing price of the common stock on the NASDAQ Stock Market.

Members of our Board are also reimbursed for actual expenses incurred in attending Board meetings, if any. The Compensation Committee, in consultation with our independent compensation consultant, periodically reviews our director compensation practices. The Compensation Committee believes that our director compensation is fair, market based, and appropriate in light of the responsibilities and obligations of our directors.

2024 Director Compensation

The following table presents information regarding the compensation earned or paid during 2024 to our non-employee directors who served on the Board during the year. Due to the market value of our stock price and a desire to preserve shares under the 2024 Plan, the Board elected to take a lower annual RSU award in 2024 of 25,000 RSU's, equating to approximately $55,750 in value, versus their standard annual equity compensation value of $175,000 (or 78,475 RSU awards). Mr. McDonald, our sole employee director, does not receive compensation for his service as a member of the Board.

Name of Director	Fees Earned or Paid in Cash ($)	Restricted Stock Units[1] ($)	Total ($)
David Chung	47,500	55,750	103,250
Stephen E. Courter	55,000	55,750	110,750
Timothy W. Mattox [2]	30,000	169,267	199,267
David D. May	74,500	55,750	130,250
Teresa Miles Walsh	47,500	55,750	103,250

(1) The amounts reported in the column represent the grant date fair value of the annual director grants, computed in accordance with the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 718, *Compensation—Stock Compensation*, of the 25,000 RSUs granted on November 4, 2024.

(2) Mr. Mattox joined the Board in January 2024 and received 27,687 RSUs as his initial director grant, which comprises the difference in Restricted Stock Units ($) as compared to the other directors.

Name of Director	Unvested Restricted Stock Units (#)	Outstanding Option Awards (#)
David Chung[1]	12,500	—
Stephen E. Courter[1][2]	12,500	37,941
Timothy W. Mattox [1]	12,500	—
David D. May[1][2]	12,500	24,809
Teresa Miles Walsh[1]	12,500	—

(1) The number of unvested shares of RSUs and the number of shares underlying stock options held by each of the non-employee directors as of December 31, 2024.

(2) Unexercised stock options held by the directors were fully vested as of December 31, 2024.

EXECUTIVE OFFICERS

The following sets forth certain information regarding our executive officers as of April 14, 2025. Additional information pertaining to Mr. McDonald, who is both an officer and a director of Upland, may be found in the section of this Proxy Statement entitled "Directors and Corporate Governance—Directors."

Michael D. Hill, 56, has served as our Chief Financial Officer and Treasurer since our founding in July 2010. Mr. Hill also served as our Corporate Secretary from March 2015 to March 2019 and Assistant Secretary from July 2010 to March 2015. Prior to joining Upland, Mr. Hill served as Chief Financial Officer of Perficient, Inc. (Nasdaq: PRFT), an information technology consulting firm, from February 2004 to August 2006 and then as its Vice President, Strategic Finance from August 2006 to May 2007. Mr. Hill started his career with Ernst & Young LLP in Austin, in the Assurance and Advisory Business Services practice, from 1991 to 1999. Mr. Hill holds a B.B.A. in Accounting from the University of Texas at Austin.

Karen Cummings, 60, has served as our President and Chief Operating Officer since January 2024. Ms. Cummings also served as our Executive Vice President and Senior General Manager from 2021 to 2024 and as our Senior Vice President and General Manager from 2005 to 2021. Ms. Cummings holds a B.A. in Applied Mathematics and Computer Science from the State University of New York at Buffalo.

Daniel Doman, 44, has served as our Chief Product Officer since May 2021, where he oversees product strategy and development. Prior to joining us, Mr. Doman served as Chief Technology Officer and Head of Corporate Development for Khoros from 2019 to 2021 and Senior Vice President of Business & Corporate Development from 2011 to 2019. At Khoros, Mr. Doman was responsible for product strategy, development, and M&A activities. Mr. Doman holds a B.A. in Economics from Northwestern University and an M.B.A. from Carroll School of Management at Boston College.

Matthew H. Smith, 50, has served as our General Counsel and Secretary since October 2023. Prior to joining Upland, Mr. Smith has served in executive leadership roles, including Chief Legal Officer, for three technology and consumer products companies since 2005, leading legal, compliance, regulatory, human resources and other functions. Mr. Smith holds a B.A. in History and Psychology from the University of North Carolina, Chapel Hill and a J.D. from the UNC Law School.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock as of April 14, 2025 (the "Record Date") by:

- each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock, on an as-converted basis;

- each of our named executive officers;

- each of our directors; and

- all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable within 60 days of the Record Date and RSUs vesting within 60 days of the Record Date (not taking into account the withholding of shares of common stock to cover applicable taxes) as well as any unvested restricted stock awards. These shares are deemed to be outstanding and beneficially owned by the person holding the applicable options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Upland Software, Inc., 401 Congress Avenue, Suite 1850, Austin, Texas 78701.

Name and Address of Beneficial Owner	Common Stock		Series A Preferred Stock		Combined Voting Power[1]	
	Number	Percent[2]	Number	Percent	Number	Percent
5% or Greater Stockholders:						
Entities affiliated with HGGC, LLC[3]	251,727	*	115,000	100.0%	7,635,922	21.3%
The Vanguard Group[4]	1,897,228	6.8%	—	—	1,897,228	5.3%
Jalak Investments, B.V.[5]	2,000,000	7.0%	—	—	2,000,000	5.6%
Named Executive Officers, Nominees and Directors:						
John T. (Jack) McDonald[6]	2,436,593	8.6%	—	—	2,436,593	6.8%
Michael D. Hill[7]	363,259	1.3%	—	—	363,259	1.0%
Karen Cummings[8]	225,571	*	—	—	225,571	*
Oliver Yates[9]	139,067	*	—	—	139,067	*
Daniel Doman[10]	164,513	*	—	—	164,513	*
Matt Breslin[11]	—	*	—	—	—	*
David Chung[12]	93,234	*	—	—	93,234	*
Stephen E. Courter[13]	92,982	*	—	—	55,041	*
David D. May[14]	160,187	*	—	—	135,378	*
Timothy W. Mattox[15]	387,758	1.4%	—	—	387,758	1.1%
Teresa Miles Walsh[16]	113,240	*	—	—	113,240	*
All executive officers and directors as a group (12 persons)	4,203,575	14.8%	—	—	4,140,825	11.5%

*Represents less than one percent.

(1) As of the close of business on the Record Date, April 14, 2025, there were 28,484,279 shares of our Common Stock and 115,000 shares of our Series A Preferred Stock outstanding and entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote on each matter voted upon. Holders of shares of Series A Preferred Stock are entitled to vote with the holders of shares of Common Stock, and not as a separate class, on an as-converted basis. As of the Record Date, the shares of Series A Preferred Stock held by Ulysses Aggregator, LP ("Aggregator LP" or the "Purchaser," and, the Purchaser, together with each transferee of the Purchaser to whom shares of Series A Preferred Stock or shares of Common Stock that shares of Series A Preferred Stock are converted into, the "Purchaser Parties") are convertible into an aggregate of 7,384,195 shares of Common Stock, calculated as the sum of the principal investment amount and accrued dividends, divided by the Conversion Price (as defined herein) of $17.50.

(2) The percentage is based upon 28,484,279 shares of Common Stock issued and outstanding on the Record Date.

(3) HGGC Fund IV GP, Ltd. ("Fund IV GP Ltd.") is the ultimate general partner of Aggregator LP and is the sole member of Ulysses Aggregator GP, LLC ("Aggregator GP"), and its investment committee exercises sole voting and investment discretion over the securities held by Aggregator LP. Aggregator GP exercises sole voting and investment discretion over the securities. Richard F. Lawson, Jr. and J. Steven Young are directors of Fund IV GP Ltd. and therefore may be deemed to beneficially own the reported securities but disclaim such beneficial ownership. 251,727 shares of common stock are directly held by Bloom Acquisitions 1, LP, an affiliate of Aggregator LP. The address and principal business office of Ulysses Aggregator, LP ("Aggregator LP") is 1950 University Avenue, Suite 350, Palo Alto, CA 94303.

(4) Based on a Schedule 13G filed with the SEC on February 13, 2024. The address of The Vanguard Group is 100 Vanguard Blvd. Malvern, PA 19355.

(5) Based on a Schedule 13G filed with the SEC on April 3, 2025. Voting and investment power with respect to the shares of common stock owned by Jalak Investments B.V. may be deemed to be held by Petrus van Schaick as the sole shareholder of Jalak Investments B.V. Mr. van Schaick does not directly own the shares of common stock. The address for Jalak Investments B.V. is Beethovenstraat 475, 1083 HK Amsterdam, The Netherlands.

(6) Includes 263,738 shares held by National Financial Services as Cust FBO J. McDonald RRA. John T. McDonald may be deemed to indirectly beneficially own the shares held by National Financial Services as Cust FBO J. McDonald RRA. The address for National Financial Services as Cust FBO J. McDonald RRA is 499 Washington Blvd, Jersey City, NJ 07310. Does not include 416,665 shares issuable pursuant to unvested RSUs held by Mr. McDonald, 350,000 target number of unvested PSUs held by Mr. McDonald, and 125,000 shares held in a trust for the benefit of Mr. McDonald's children of which The Bryn Mawr Trust Company of Delaware is the trustee.

(7) Includes 160,042 shares held by MDH Trust. Michael D. Hill may be deemed to indirectly beneficially own the shares held by MDH Trust. Does not include 159,165 shares issuable pursuant to unvested RSUs held by Mr. Hill.

(8) Does not include 133,333 shares issuable pursuant to unvested RSUs held by Ms. Cummings.

(9) Does not include 112,500 shares issuable pursuant to unvested RSUs held by Mr. Yates, which were forfeited when Mr. Yates' position was eliminated and he was terminated effective April 1, 2025.

(10) Does not include 258,333 shares issuable pursuant to unvested RSUs held by Mr. Doman.

(11) Does not include 150,000 shares issuable pursuant to unvested RSUs held by Mr. Breslin which were forfeited when Mr. Breslin resigned from his position at the Company effective February 7, 2025.

(12) Does not include 6,250 shares issuable pursuant to unvested RSUs held by Mr. Chung.

(13) Does not include 6,250 shares issuable pursuant to unvested RSUs held by Mr. Courter. Includes 37,941 shares issuable upon the exercise of options that are currently exercisable or become exercisable within 60 days of the Record Date.

(14) Does not include 6,250 shares issuable pursuant to unvested RSUs held by Mr. May. Includes 24,809 shares issuable upon the exercise of options that are currently exercisable or become exercisable within 60 days of the Record Date.

(15) Does not include 6,250 shares issuable pursuant to unvested RSUs held by Mr. Mattox.

(16) Does not include 6,250 shares issuable pursuant to unvested RSUs held by Ms. Walsh.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2024, there has not been, nor is there any proposed transaction which we have been a party, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, executive officers, beneficial owners of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest, other than compensation, termination, and change of control arrangements that are described under the section entitled "Executive Compensation" in this Proxy Statement or that were approved by our Compensation Committee.

Other

For a description of other relationships we have with our directors and executive officers, see the sections entitled "Directors and Corporate Governance—Director Compensation" and "Executive Compensation" in this Proxy Statement. In 2024, we made no related party transactions, as described in this section, pursuant to (i) any directors and officers insurance policies, (ii) Upland's Certificate of Incorporation or Bylaws, and/or (iii) any policy, agreement or instrument previously approved by Upland's Board, such as indemnification agreements.

Policies and Procedures for Related Party Transactions

On an annual basis, we require each officer and director to complete a questionnaire that solicits information in regards to various matters, including but not limited to,

- other directorships;

- beneficial reporting compliance;

- involvement in certain legal proceedings;

- injunctions or limitations as to engaging in certain activities and information regarding any transactions with related persons such as: any family relationships to any director, executive officer or nominee of the Company;

- any direct or immediate family member material interest in any actual or proposed material transaction to which the Company was or is to be a party; and

- other certain business relationships and transactions with clients that create or appear to create a conflict of interest.

This questionnaire is completed in conjunction with our filing of our annual Proxy Statement. In addition, our directors, officers and employees are required to comply with our written Code of Business Conduct and Ethics (our "Code of Conduct") and Related Party Transaction Policy ("RPT Policy"), which require that they perform their duties and exercise judgment on behalf of the Company without influence or impairment, or the appearance of impairment, due to any activity, interest or relationship that arises outside of the Company. Furthermore, Company's directors, officers and employees have a duty to avoid all relationships that are or might be conflicts of interest or otherwise comprise the integrity of our business. Our Code of Conduct and RPT Policy require that any time a director, officer or employee believes a conflict of interest could exist, including due to a potential transaction with a related person, he or she should immediately report the situation.

Our Code of Conduct and RPT Policy serve as our policies with respect to transactions with related persons. Any transactions with related persons, as defined by SEC rules and regulations, are subject to limitations on conflicts of interest contained in our Code of Conduct and RPT Policy, and are generally discouraged by us. To the extent any such transactions are proposed, they are subject to the approval by the Audit Committee in accordance with the Audit Committee's charter. Further, any approved transactions with related persons must be conducted in such a way that no preferential treatment is given to that business.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section explains how our executive compensation program is designed and operates with respect to our named executive officers ("NEOs") listed in the 2024 Summary Compensation Table below. Our NEOs consist of individuals who served, during 2024, as our principal executive officer and our principal financial officer and the other individuals who served as executive officers during 2024. Our NEOs in 2024 were:

Name	Office
John T. (Jack) McDonald	Chief Executive Officer and Chair of the Board
Michael D. Hill	Chief Financial Officer and Treasurer
Matt Breslin*	Chief Revenue Officer
Karen Cummings	President and Chief Operating Officer
Daniel Doman	Chief Product Officer
Oliver Yates**	Chief Sales Officer

*Mr. Breslin resigned for personal reasons from his position at the Company effective February 7, 2025.

**Mr. Yates was an executive officer until April 12, 2024. Mr. Yates' position was eliminated and he was terminated effective April 1, 2025.

Executive Summary

Our business philosophy is to build long-term value through the efficient allocation of capital in the enterprise cloud software market. Upland implements this philosophy through go-to-market domain expertise, innovation, and operational efficiency that drive growth in revenue, Adjusted EBITDA and cash flow per share. Our executive compensation philosophy aligns to this strategy by focusing on pay for performance through Adjusted EBITDA growth that drives total shareholder return ("TSR") and aligns our NEOs with stakeholders.

Our Compensation Program Benefits Our Stockholders

What We Do	What We Do Not Do
☑ Rigorous, objective performance goals with aggressive bonus targets	☒ No "golden parachute" gross-ups
☑ Limited perquisites	☒ No hedging/pledging/short sales of company stock
☑ Competitive stock ownership guidelines	☒ No options/SARs granted below FMV
☑ Clawback policy covering performance-based incentive awards	☒ No repricing of options without stockholder approval
☑ Double-trigger and Retention-oriented CIC provisions	☒ No excessive severance
☑ Independent compensation consultant and Board Compensation Committee	☒ No guaranteed salary increases, bonuses, or long-term incentive awards
☑ Annual risk assessment of compensation policies and programs	

Stockholder Outreach

We are committed to maintaining an open dialogue with stockholders to understand their views on the Company, its strategy and its governance and compensation practices. Throughout the year, we regularly engage in outreach with investors through public communications, including our quarterly earnings calls. We value the input received during stockholder outreach discussions.

Compensation Philosophy

We compensate our NEOs for achievement of predetermined short term and long term financial and operating goals by having modest base salaries, limited perks, no deferred compensation, pensions or gross ups, while compensation is tied to significant equity value increases to align performance with shareholder return and market-based competitive severance.

Attract, Develop and Retain Key Talent

Our compensation program is designed to attract top tier executives with proper expertise and experience to continue driving our strategic initiatives while being flexible enough to adapt to economic, social and regulatory changes all while taking into account the external competitive marketplace for compensation programs within our peer companies.

Stockholder Alignment

Our compensation program aligns the interest of our executives with the interest of stockholders by tying a significant majority of total compensation to the creation of long-term stockholder value through awards that are "at-risk".

Compensation Components

Upland establishes total direct compensation for NEOs consisting of the following components:

- *Base Salary:* A market salary at the low end of the competitive range that sufficiently covers a fixed income component on which the employee can rely. The fixed salary is set at a level that provides the ability to attract talent and promote long-term retention while allowing Upland to maintain conservative fixed general and administrative expense levels.
- *Target Performance Bonus:* The Corporate Bonus Plan and commission plans are tied to quantitative performance objectives which we believe are directly aligned with stockholders interest. The performance objectives for bonuses are proposed by management, but are subject to the Compensation Committee's consideration and ultimately Board approval. The Corporate Bonus Plan objectives are set to support growth in Adjusted EBITDA resulting from increases in operating revenue and the achievement of scale with respect to operating expenses. Commission plans are focused on top line revenue and ARR (annual recurring revenue) growth. Additionally, the Compensation Committee has the ability to apply positive and negative discretion to modify performance-bonus payments. Reflecting the rigor of our goal setting, in 2024, as in 2023 and 2022, our NEOs earned less than their target bonus and commission opportunities. Messrs. McDonald, Hill, and Doman, and Ms. Cummings participate in the Corporate Bonus Plan. Two executives, Messrs. Breslin and Yates, who did not participate in the Corporate Bonus Plan, were under commission based plans as explained in section entitled "Performance Criteria and Plan Targets" below.
- *Equity Awards:* Restricted Stock Units ("RSUs") and Performance-based Restricted Stock Units ("PSUs") reward employees for longer service and TSR growth. Equity award compensation ensures retention of key executives by using longer-term vesting periods and helps maximize our return to stockholders through executive alignment.

Alignment of Pay with Performance

A significant portion of our executive compensation is at risk as it is subject to either achievement of preset performance goals (Target Performance Bonuses) or tied to our stock price performance (RSUs and PSUs). We believe this creates a pay for performance structure that aligns with long-term shareholder returns while providing competitive total compensation for retaining our executives.

The charts below show the ratio of compensation components for 2024 for each NEO based on target performance bonus amounts and equity award values based on the grant date fair value of the awards.



Mr. McDonald Pay Ratio - 2024
Base Salary, 11%
Target Performance Bonus, 21%
Long Term Equity Awards - RSUs, 23%
Long Term Equity Awards - PSUs, 45%

Mr. Hill Pay Ratio - 2024
Base Salary, 27%
Target Performance Bonus, 34%
Long Term Equity Awards - RSUs, 39%

Mr. Breslin Pay Ratio - 2024

Base Salary, 25%
Target Performance Bonus, 28%
Long Term Equity Awards - RSUs, 47%

Ms. Cummings Pay Ratio - 2024





Target Performance Bonus, 16%
Base Salary, 31%
Long Term Equity Awards - RSUs, 53%

Mr. Doman Pay Ratio - 2024

Target Performance Bonus, 16%
Base Salary, 31%
Long Term Equity Awards - RSUs, 53%

Mr. Yates Pay Ratio - 2024



Target Performance Bonus, 26%
Base Salary, 26%
Long Term Equity Awards - RSUs, 47%

FISCAL YEAR 2024 COMPENSATION

The main elements of our executive compensation program include: (1) base salary, (2) performance bonus, and (3) equity awards. We describe each of these elements below and explain what we paid in 2024 and why.

Base Salary

The Compensation Committee approved an increase in base salary for Mr. McDonald, Mr. Doman and Ms. Cummings in January 2024. Our independent compensation consultant recommended these changes due to (a) increased responsibilities and leadership requirements; (b) no recent increases in base salary for the three NEOs, with (i) Mr. McDonald having the same base salary since 2017 and (ii) Mr. Doman and Ms. Cummings having the same base salary since 2022; and (c) these executives being under-compensated as compared to the Company's defined peer group. The Compensation Committee did not approve increases in the base salaries for the other NEOs in 2024. The chart below outlines each NEOs' base salary for the years ended December 31, 2024 and 2023.

	Base Salary As of the year ended December 31,	
Name	**2024**	**2023**
Mr. McDonald	$ 500,000	$ 325,000
Mr. Hill	$ 300,000	$ 300,000
Mr. Breslin	$ 375,000	$ —
Ms. Cummings	$ 375,000	$ —
Mr. Doman	$ 375,000	$ 300,000
Mr. Yates	$ 325,000	$ 325,000

Performance Bonus: Corporate Bonus Plan and Sales Commission Plan

Overview and Executive Earning Potential

The NEOs, with the exception of Mr. Breslin and Mr. Yates as described below, are eligible for annual cash bonus awards under our Corporate Bonus Plan, which are tied to operating performance. Other employees of the Company also participate in the Corporate Bonus Plan. Mr. Breslin's and Mr. Yates' sales commission plans, as Chief Revenue Officer ("CRO") and Chief Sales Officer ("CSO"), respectively, were tied to sales quota attainment based on different go-to-market metrics, including churn, bookings for ARR (annual recurring revenue), PSO (professional service opportunities) revenue, perpetual license revenue, and specific product revenue. The bonus and commission opportunities are offered to reward management for implementing and monitoring the objectives of the Company in line with the Company's financial and operational goals. The form and structure of all bonus and commission opportunities provided to our NEOs are approved by the Compensation Committee. The Compensation Committee may also adjust the goals following the occurrence of unanticipated changes to our business.

A component of the NEOs annual performance bonus awards prior to 2024 was the Company's M&A Bonus Plan, with the exception of Mr. Breslin and Mr. Yates who did not participate in this M&A Bonus Plan. The Company has shifted its focus to driving Adjusted EBITDA along with core organic growth and away from acquisitions. The Compensation Committee formally eliminated the M&A Bonus Plan on August 23, 2024 and the NEOs who previously participated in the M&A Bonus Plan are now eligible to earn cash bonuses solely under the Corporate Bonus Plan as reflected in the tables below.

The chart below details our NEOs' combined 2024 target bonus and commission opportunities (in both percentage to base salary and dollar amounts) under the Corporate Bonus Plan, and sales commission plans and the allocation of the 2024 target bonus and commission opportunity between the plans.

| | Performance Bonus | | |
Name	Target Bonus Percent of Base Salary	Percentage Attributable to Corporate Bonus Plan	Percentage Attributable to Sales Commission Plan
Mr. McDonald	200%	100%	—%
Mr. Hill	125%	100%	—%
Mr. Breslin	100%	—%	100%
Ms. Cummings	50%	100%	—%
Mr. Doman	50%	100%	—%
Mr. Yates	100%	—%	100%

Performance Criteria and Plan Targets

In 2024, the performance criteria for the Corporate Bonus Plan consisted of Adjusted EBITDA and Adjusted EBITDA margin, where the primary threshold was Adjusted EBITDA and the secondary threshold was Adjusted EBITDA margin. The Company defines Adjusted EBITDA as net income (loss), calculated in accordance with GAAP, adjusted for depreciation and amortization expense, interest expense, net, other expense (income), net, provision (benefit) for income taxes, stock-based compensation expense, acquisition and divestiture related expenses, non-recurring litigation costs, purchase accounting adjustments for deferred revenue and impairment of goodwill. The Company defines Adjusted EBITDA margin as Adjusted EBITDA divided by total revenue.

For 2024, the Company set the Corporate Bonus Plan Adjusted EBITDA threshold at $55.0 million and the Adjusted EBITDA margin threshold at 20.0% based on our previously disclosed organic growth plan as described in the Company's 2024 public filings.

With respect to the Corporate Bonus Plan, if the Company exceeds the primary threshold Adjusted EBITDA and then the secondary threshold Adjusted EBITDA margin on a quarterly basis, then 80% of the amount by which the threshold Adjusted EBITDA has been exceeded is identified as the bonus pool. Thus, the Corporate Bonus Plan is only funded by over performance. Bonuses are paid following the issuance of the Company's audited financial statements for the performance year.

The following table shows for the Corporate Bonus Plan the threshold Adjusted EBITDA and Adjusted EBITDA margin thresholds and actual results.

	Corporate Bonus Plan				
Year	Adjusted EBITDA Threshold (in millions) ($)	Adjusted EBITDA Actual Results (in millions) ($)	Adjusted EBITDA Margin Threshold (%)	Adjusted EBITDA Margin Actual (%)	Bonus Pool Generated Actual Results (in millions) ($)
2024	55.0	55.6	20.0 %	20.3 %	1.1

With respect to our CRO's sales commission plan, the metrics were based on different weighted go-to-market components, including bookings, churn, perpetual and professional service revenue and pipeline generation. The amount of the commission earned each quarter was determined by multiplying the quota attainment percentage by the quarterly team commission target. If the go-to-market team quota attainment was (i) less than 50%, the multiplier is 0; (ii) 50%-70%, then the multiplier is 50%; and (iii) 70% or greater, the multiplier mirrors the attainment percentage, capped at a 125% modifier. There was a 10% holdback under the plan contingent on the CEO's determination of the CRO's coordination with the rest of the business.

With respect to our CSO's sales commission plan, the metrics were based on different weighted sales components, including bookings and revenue. The amount of the commission earned each quarter was determined by multiplying the quota attainment percentage by the quarterly team commission target. If the sales team quota attainment was (i) less than 50%, the multiplier is 0; (ii) 50%-70%, then the multiplier is 50%; and (iii) 70% or greater, the multiplier mirrors the attainment percentage, capped at a 125% modifier. There was a 10% holdback under the plan contingent on the CEO's determination of the CSO's coordination with the rest of the business.

Performance Achievement

In 2024, the Company achieved its Adjusted EBITDA primary threshold and Adjusted EBITDA margin thresholds under the Corporate Bonus Plan equating to approximately 16% of target for bonuses earned by our NEOs under the Corporate Bonus Plan. The approximate $1.1M of bonus pool generated under the entire Corporate Bonus Plan was for all eligible Company employees, not just the the NEOs. Total commissions earned by our (i) CRO under his sales commission plan were $294,842 and (ii) CSO under his sales commission plan were $199,893 based on attained go-to-market and sales performances, respectively.

The Company believes the historical payouts under our Corporate Bonus Plan and sales commission plans evidence the rigor of our annual bonus program. Threshold and target levels of performance for each metric were set based on the Company's publicly announced guidance and, therefore, required strong performance. Set forth below are the target and actual bonuses and sales commissions earned by our NEOs in 2024.

Name	Corporate Bonus Target ($)	Corporate Bonus Actual ($)	Sales Commission Target ($)	Sales Commission Actual ($)	Total Target ($)	Total Actual ($)
Mr. McDonald	1,000,000	163,684	—	—	1,000,000	163,684
Mr. Hill	375,000	61,382	—	—	375,000	61,382
Mr. Breslin	—	—	375,000	294,842	375,000	294,842
Ms. Cummings	187,500	30,691	—	—	187,500	30,691
Mr. Doman	187,500	30,691	—	—	187,500	30,691
Mr. Yates	—	—	325,000	199,893	325,000	199,893

Equity Awards

In 2024, the Company awarded the following number of RSUs and PSUs (at target level) to our NEOs as part of our annual equity award program:

Name	RSUs (#)	PSUs (#)
Mr. McDonald	250,000	250,000
Mr. Hill	100,000	—
Mr. Breslin	150,000	—
Ms. Cummings	150,000	—
Mr. Doman	150,000	—
Mr. Yates	135,000	—

See description of vesting schedules and additional information with respect to these awards in the "Outstanding Equity Awards at Fiscal Year-End Table" section below.

As done in 2023, Mr. McDonald's 2024 equity grants were evenly split between RSUs and PSUs (if achieved at target level), which the Compensation Committee believes continues to align a significant part of Mr. McDonald's compensation with the interests of shareholders and provides consistency year-over-year among award grants.

Employment Agreement Amendment: The Company amended Mr. McDonald and Ms. Cummings employment agreements to provide for vesting of RSUs upon a termination not for cause or for good reason, as noted in the "Executive Employment and Other Arrangements" section below, and in the case of Ms. Cummings, any RSU's granted on or prior to January 30, 2024 shall vest in full on June 30, 2025, subject to her continued employment through such date. These collective changes were recommended from our independent compensation consultant based on a market analysis due to (i) Mr. McDonald's tenure and founding of the company, and (ii) Ms. Cumming's promotion to President and COO and for retention purposes.

Other Perquisites and Benefits

The Company provided limited perquisites to our NEOs. The aggregate value of perquisites provided to each of our NEOs was less than $1,000 in 2024, with the exception of approximately $37.3 thousand paid for executive administrative assistance and parking provided to Mr. McDonald in 2024. The only perquisites provided to any of our NEOs were parking and the limited executive administrative assistant compensation noted above. The Company has a 401(k) plan (with no employer match) and no deferred compensation plan for executives. Our employment agreements with the NEOs are disclosed in the section entitled "Executive Employment and Other Arrangements."

Compensation Governance Components

Compensation Governance Provisions

The following policies and the chart below align management and stockholder interests, and mitigate any potential incentive for management to take inappropriate risks:

- **Stock Ownership Policy:** In April of 2020, we adopted a stock ownership policy under which our NEOs are expected to acquire and hold shares of our common stock with a market value equal to a multiple of their respective base salaries, as indicated in the table below, within seven years of (i) commencement of service in their position or (ii) for NEOs serving in that position in April 2020, from the date of adoption of the policy. Our stock ownership policy more closely aligns the interests of our NEOs with the interests of our stockholders and exposes our NEOs to downside equity performance risk.

Position	Required Multiple of Salary
CEO	6
Other named executive officers	4

As of April 14, 2025, all of our NEOs were targeted to be in compliance with our stock ownership requirements at the end of the seven year measurement period.

- **Insider Trading Policy:** This policy applies to all employees, directors and contractors. All employees, directors and contractors are blocked from selling during predetermined closed selling periods. In addition, executive officers and directors are required to obtain pre-clearance from the Company's General Counsel prior to making any trades or entering into any 10b5-1 trading plans. This policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the registrant.

- **Hedging and Pledging:** All executive officers, directors, and employees are prohibited from engaging in short sales of our securities, establishing margin accounts, pledging our securities as collateral for a loan, buying or selling puts or calls on our securities or otherwise engaging in hedging transactions (such as zero-cost collars, exchange funds, and forward sale contracts) involving our securities under our Insider Trading Policy.

- **Clawbacks:** The Compensation Committee adopted our current clawback policy in October 2023 to recoup compensation if our financial statements must be restated due to the material noncompliance of the Company with any financial reporting requirement under the applicable U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or to correct an error that is not material to previously issued financial statements but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Under the policy, the Compensation Committee shall recover promptly from any person, who is or was an "Executive Officer," as such term is defined in Rule 10D-1 adopted under the Securities Exchange Act of 1934 the excess incentive compensation (whether cash- or equity-based) such officer received during the three fiscal years preceding the year the restatement is determined to be required relative to an applicable restated performance measure or target.

Compensation Program Risk Management

Our Compensation Committee is required to assess whether our compensation policies and practices and, in particular, our performance-based compensation practices, encourage executive officers or other employees to take unnecessary or unreasonable risks that could threaten the long-term value of the Company or that are reasonably likely to have a material adverse effect on the Company. The Company believes that our practices adequately manage this risk because:

- our executive compensation is compared by our independent compensation consultant to compensation provided by peer companies with which the Company competes for talent;

- the primary criteria used for performance compensation components for certain NEO's are "bottom line" measures such as Adjusted EBITDA, where the compensation components for the go-to-market NEO's (i.e. CRO, and CSO) were "top line" measures such as revenue and customer churn reduction;

- our Corporate Bonus Plan preserves discretion to permit the Compensation Committee to elect not to pay otherwise achieved bonus amounts for any reason;

- a meaningful component of compensation is provided through equity grants with extended vesting periods designed to ensure that our executives value and focus on the Company's long-term performance;

- NEOs have substantial equity positions in Upland and are subject to stock ownership policies, which the Company believes increases their focus on long-term stockholder value; and

- executive incentive compensation is subject to our "claw-back" policy.

Compensation Process

The Compensation Committee begins its process of deciding how to compensate Upland's NEOs by considering the competitive market data provided by Korn Ferry, the Compensation Committee's independent compensation consultant, and the Company's Human Resources Department. The Compensation Committee engaged Korn Ferry, to provide advice and recommendations on competitive market practices and specific compensation decisions.

Peer Selection Methodology, Rationale and Comparison

Upland's peer group is reviewed annually by our independent compensation consultant, Korn Ferry, using a defined methodology that identifies companies with attributes reasonably and objectively similar to Upland in terms of industry, industry profile, size, and market capitalization to revenue ratio, profit margins and external perception by stockholders. Below is the peer group used in 2024:

Peer Group Symbol	Peer Group Name
BIGC	BigCommerce Holdings, Inc.
CRNC	Cerence Inc.
CCSI	Consensus Cloud Solutions, Inc.
EGIO	Edgio, Inc.
KLTR	Kaltura, Inc.
LPSN	LivePerson, Inc.
MITK	Mitek Systems, Inc.
MODN	Model N, Inc.
ONTF	ON24, Inc.
PRCH	Porch Group Inc.
RMNI	Rimini Street, Inc.
SNCR	Synchronoss Technologies, Inc.
YEXT	Yext, Inc.

How Upland Uses Our Peer Group

The positions of our NEOs are compared to their counterpart positions in our peer group, and the compensation levels for comparable positions in that peer group are examined for guidance in determining:

- base salaries;

- performance bonuses; and

- the amount and mix of long-term equity-based incentive awards.

The Compensation Committee establishes base salaries, performance bonuses, and long-term equity-based incentive awards on a case-by-case basis for each NEO taking into account, among other things, individual and company performance, role expertise and experience and the competitive market, advancement potential, recruiting needs, internal equity, retention requirements, unrealized equity gains, succession planning and best compensation governance practices. The Compensation Committee does not tie individual compensation to specific target percentiles.

Making Decisions and Policies

The Compensation Committee may occasionally seek input and recommendations from the CEO and Upland's Human Resource group, but makes all executive compensation and benefits determinations without delegation. Our CEO also does not participate in determinations with respect to his own compensation. The major topics covered at each Compensation Committee meeting are reported to the Board. Our independent compensation consultant provides the Compensation Committee assistance in satisfying its duties, but they will not undertake a project for management except at the request of the Compensation Committee chair, in the capacity of the Compensation Committee's agent, and where such a project is consistent with the Compensation Committee's charter. The Compensation Committee assessed the independence of our compensation consultant(s) in 2024, taking into consideration applicable SEC rules and regulations, and Nasdaq independence factors regarding advisor independence, and believes that there are no conflicts of interest.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis, included elsewhere in this Proxy Statement, with management, and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in Upland's Annual Report on Form 10-K.

Submitted by the Compensation Committee of the Board of Directors:

David D. May (Chair)

David Chung

Stephen E. Courter

Compensation Committee Interlocks and Insider Participation

The following directors served on the Compensation Committee during 2024: David Chung, Stephen E. Courter and David D. May, none of whom (i) were a Company officer or employee during 2024, (ii) were formerly a Company officer, or (iii) had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. During 2024, none of our executive officers served as a member of a board of directors or as a member of a compensation committee of any entity that has one or more individuals serving as a member on our Board or any committee of our Board.

Summary Compensation Table

The following table provides information regarding the compensation awarded to or earned during our fiscal years ended December 31, 2024, 2023 and 2022 by our NEOs. Mr. Breslin and Ms. Cummings became executive officers in February 2024 and January 2024, respectively, and in accordance with SEC rules, the table below reflects only the amounts earned in 2024. Mr. Yates became an executive officer in July 2023 and, in accordance with SEC rules, the table below reflects only the amounts earned in 2023 and 2024.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)		Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
John T. (Jack) McDonald	2024	500,000	—	3,202,500	(3)	163,684	37,330	(2)	3,903,514
Chief Executive Officer and Chair	2023	325,000	250,000	2,325,000	(4)	—	15,546	(2)	2,915,546
	2022	325,000	—	7,749,375	(5)	255,398	664	(2)	8,330,437
Michael D. Hill	2024	300,000	—	429,000		61,382	—		790,382
Chief Financial Officer and Treasurer	2023	300,000	75,000	852,000		—	—		1,227,000
	2022	275,000	—	1,918,425		98,438	—		2,291,863
Matt Breslin	2024	339,489	—	643,500		294,842	—		1,277,831
Chief Revenue Officer									
Karen Cummings	2024	375,000	—	643,500		30,691	—		1,049,191
Executive Vice President and General Manager									
Daniel Doman	2024	375,000	—	643,500		30,691	—		1,049,191
Chief Product Officer	2023	300,000	—	852,000		—	—		1,152,000
	2022	291,667	—	1,513,550		39,375			1,844,592
Oliver Yates	2024	325,000	—	579,150		199,893	—		1,104,043
Chief Sales Officer	2023	311,458	—	1,084,050		219,788	—		1,615,296

(1) The amounts reported in the "Stock Awards" column do not reflect compensation actually received by the NEO but represent the aggregate grant date fair value computed in accordance with ASC 718, *Compensation—Stock Compensation* ("ASC 718"). The valuation assumptions used in determining such amounts are described in "*Note 2 − Summary of Significant Accounting Policies*" and "*Note 13 − Stockholders' Equity*" of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on March 12, 2025.

(2) Mr. McDonald's other compensation relates to $664 paid for parking and $36,666 paid for executive administrative assistance in 2024.

(3) For Mr. McDonald, the grant date fair value of his 2024 PSU was $2,130,000 (per share fair value of $8.52 using the Monte Carlo simulation model) times the target number of PSUs (250,000). If maximum performance levels were achieved, the award would vest at 300% of the target number of the PSUs, which, based on the closing price of a share of our common stock on the grant date of the 2024 PSU would have been a grant date value of $3,217,500.

(4) For Mr. McDonald, the grant date fair value of his 2023 PSU was $1,473,000 (per share fair value of $14.73 using the Monte Carlo simulation model) times the target number of PSUs (100,000). If maximum performance levels were achieved, the award would vest at 200% of the target number of the PSUs, which, based on the closing price of a share of our common stock on the grant date of the 2023 PSU would have been a grant date value of $1,704,000.

(5) For Mr. McDonald, the grant date fair value of his 2022 PSU was $5,065,313 (per share fair value of $54.03 using the Monte Carlo simulation model) times the target number of PSUs (93,750). If maximum performance levels were achieved, the award would vest at 200% of the target number of the PSUs, which, based on the closing price of a share of our common stock on the grant date of the 2022 PSU would have been a grant date value of $3,958,125.

Grants of Plan-Based Awards Table

The following table presents, for each of our NEOs, information concerning each grant of cash or equity awards made during fiscal year 2024. This information supplements the information about these awards set forth in the Summary Compensation Table.

Name	Estimated Future Payouts Under Non-Equity Incentive Awards [3]			Grant Date	Estimated Future Payouts Under Equity Incentive Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)
	Threshold ($)	Target ($)	Maximum ($)		Threshold (#)	Target (#)	Maximum (#)		
John T. (Jack) McDonald									
Cash Incentive		1,000,000							
2024 PSU				1/29/2024 (2)	125,000	250,000	750,000		2,130,000
2024 RSU				1/29/2024 (1)				250,000	1,072,500
Michael D. Hill									
Cash Incentive		375,000							
2024 RSU				1/29/2024 (1)				100,000	429,000
Matt Breslin									
Cash Incentive		375,000							
2024 RSU				1/29/2024 (1)				150,000	643,500
Karen Cummings									
Cash Incentive		187,500							
2024 RSU				1/29/2024 (1)				150,000	643,500
Daniel Doman									
Cash Incentive		187,500							
2024 RSU				1/29/2024 (1)				150,000	643,500
Oliver Yates									
Cash Incentive		325,000							
2024 RSU				1/29/2024 (1)				135,000	579,150

(1) The amounts reported reflect shares of common stock underlying RSU awards granted in 2024 under the Upland Software, Inc. 2014 Equity Incentive Plan. The RSU awards vest in twelve equal quarterly installments, provided the NEO continues to be a service provider to the Company on the applicable date. The grant date fair value of RSU awards is determined in accordance with ASC 718, *Compensation – Stock Compensation*, without regard to estimated forfeitures. The valuation assumptions used in determining such amounts are described in "*Note 2 – Summary of Significant Accounting Policies*" and "*Note 13 – Stockholders' Equity*" of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on March 12, 2025. These amounts do not correspond to the actual value that will be recognized by the NEOs.

(2) The amount reported reflects the target number shares of common stock underlying the PSU award granted to Mr. McDonald in 2024 under the Upland Software, Inc., 2014 Equity Incentive Plan and 2024 Plan based on the achievement of threshold, target and maximum performance pursuant to the vesting schedule of Mr. McDonald's award which is described in note five to the 2024 Outstanding Equity Awards at Fiscal Year-End table. The grant date fair value of PSU awards is determined in accordance with ASC 718, *Compensation – Stock Compensation*, using the Monte Carlo simulation model as described in "*Note 2 – Summary of Significant Accounting Policies*" and "*Note 13 – Stockholders' Equity*" of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on March 12, 2025. These amounts do not correspond to the actual value that will be recognized by Mr. McDonald.

(3) Non-equity incentive awards reported represent the formulaic performance-based incentive cash awards each NEO could earn pursuant to our Corporate Bonus Program and Sales Commission Plan as described in the "Performance Bonus: Corporate Bonus Plan and Sales Commission Plan" section above.

Outstanding Equity Awards At Fiscal Year-End Table

The following table provides information about outstanding equity awards held by each of our NEOs at December 31, 2024.

Name	Number of shares or units of stock that have not vested[1] (#)		Market value of shares or units of stock that have not vested[1] ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)		Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
John T. (Jack) McDonald [18]	24,999	(2)	108,496			
	33,332	(3)	144,661			
	166,667	(4)	723,335			
				100,000	(5)	434,000
Michael D. Hill	17,499	(6)	75,946			
	33,332	(7)	144,661			
	66,667	(8)	289,335			
Matt Breslin	150,000	(9)	651,000			
Karen Cummings [19]	12,501	(10)	54,254			
	16,667	(11)	72,335			
	33,332	(12)	144,661			
	100,000	(13)	434,000			
Daniel Doman	12,501	(14)	54,254			
	33,332	(7)	144,661			
	100,000	(15)	434,000			
Oliver Yates	45,000	(16)	195,300			
	90,000	(17)	390,600			

(1) Market value calculated using the closing price of our common stock as of December 31, 2024 of $4.34.

(2) Represents the remaining unvested RSUs of an original award of 100,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on 12/16/2022 and ending on 9/16/2025, subject to executive continuing to be a service provider to the Company on each applicable date.

(3) Represents the remaining unvested RSUs of an original award of 100,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on 3/16/2023 and ending on 12/16/2025, subject to executive continuing to be a service provider to the Company on each applicable date.

(4) Represents the remaining unvested RSUs of an original award of 250,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on 3/16/2024 and ending on 12/16/2026, subject to executive continuing to be a service provider to the Company on each applicable date.

(5) The number of PSUs reported is based on achievement of threshold performance. The market value was calculated using the closing price of our common stock as of December 31, 2024 of $4.34. PSUs are earned based upon the achievement of the absolute total shareholder return ("TSR") goals set forth below during the period beginning on February 28, 2023 and ending on December 31, 2025 (the "Performance Period") in accordance with the following schedule, will vest on the Vesting Dates (as defined below):

Absolute TSR	Number of Performance Units Vesting as a Percentage of Target Performance Units	Threshold/Target/Maximum
20.00%	200%	Maximum
19.25%	188%	
18.50%	175%	
16.75%	163%	
15.00%	150%	
13.75%	138%	
12.50%	125%	
11.25%	113%	
10.00%	100%	Target
8.75%	87.5%	
7.50%	75%	
6.25%	62.5%	
5.00%	50%	Threshold
< 5.00%	0%	

Stock price hurdles will be calculated based on the closing price of Upland Common Stock on February 27, 2023 (the "Reference Price") of $5.89. Each stock price hurdle will be achieved on the first date on which the closing price of a Share for any thirty consecutive trading days

31

immediately preceding such date during the Performance Period equals or exceeds a stock price hurdle calculated by multiplying the corresponding Absolute TSR hurdle listed above by the Reference Price (the "Vesting Date"). Following achievement of any stock price hurdle, the number of Performance Units earned with respect to such stock price hurdle cannot subsequently be earned upon achievement of the same stock price hurdle or forfeited if the price per Share falls below such stock price hurdle. At the end of the Performance Period, a number of Performance Units (if any) will vest based on the closing price per Share on the last day of the Performance Period using linear interpolation.

To receive the vesting of the Performance Units described above, Mr. McDonald must continue to be a Service Provider through the Vesting Date. Any Performance Units which have not vested following the completion of the Performance Period shall immediately expire and be forfeited.

(6) Represents the remaining RSUs of an original award of 70,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on 12/16/2022 and ending on 9/16/2025, subject to executive continuing to be a service provider to the Company on each applicable date.

(7) Represents the remaining RSUs of an original award of 100,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on 3/16/2023 and ending on 12/16/2025, subject to executive continuing to be a service provider to the Company on each applicable date.

(8) Represents the remaining unvested RSUs of an original award of 100,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on 3/16/2024 and ending on 12/16/2026, subject to executive continuing to be a service provider to the Company on each applicable date.

(9) Represents the unvested RSUs of an original award of 150,000 RSUs that vest pursuant to the following vesting schedule: 1/3 on 3/16/2025, 1/3 on 3/16/2026 and 1/3 on 3/16/2027, subject to executive continuing to be a service provider to the Company on each applicable vesting date.

(10) Represents the remaining RSUs of an original award of 50,000 RSUs that vest pursuant to the following vesting schedule: 33.33% on 9/16/2023 and then eight equal quarterly installments starting on 12/16/2023 subject to executive continuing to be a service provider to the Company on each applicable vesting date.

(11) Represents the remaining RSUs of an original award of 50,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on 3/16/2023 subject to executive continuing to be a service provider to the Company on each applicable vesting date.

(12) Represents the remaining RSUs of an original award of 100,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on 3/16/2023 subject to executive continuing to be a service provider to the Company on each applicable vesting date.

(13) Represents the remaining RSUs of an original award of 150,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on 3/16/2024 subject to executive continuing to be a service provider to the Company on each applicable vesting date.

(14) Represents the remaining unvested RSUs of an original award of 50,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on 12/16/2022 and ending on 9/16/2025, subject to executive continuing to be a service provider to the Company on each applicable date.

(15) Represents the remaining unvested RSUs of an original award of 150,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on 3/16/2024 and ending on 12/16/2026, subject to executive continuing to be a service provider to the Company on each applicable date.

(16) Represents the remaining unvested RSUs of an original award of 135,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on 3/16/2023 and ending on 12/16/2025, subject to executive continuing to be a service provider to the Company on each applicable date.

(17) Represents the remaining unvested RSUs of an original award of 135,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on 3/16/2024 and ending on 12/16/2026, subject to executive continuing to be a service provider to the Company on each applicable date.

(18) As described in the Executive Employment and Other Arrangements discussion, all of Mr. McDonald's outstanding unvested equity awards will accelerate and vest in full (with any equity awards with performance-based vesting conditions vesting at the target level) if Mr. McDonald is terminated by the Company without cause or resigns for good reason (as defined in his employment agreement).

(19) As described in the Executive Employment and Other Arrangements discussion, all of Ms. Cumming's outstanding unvested equity awards will accelerate and vest in full if Ms. Cummings is terminated by the Company without cause or resigns for good reason (as defined in her employment agreement) and any outstanding unvested equity awards granted on or prior to January 30, 2024 will vest in full on June 30, 2025, provided Ms. Cummings remains a service provider through such date.

Option Exercises and Stock Vesting Table

The following table sets forth certain information with respect to the vesting of restricted stock or RSUs awards held by our NEOs in fiscal year 2024. There were no outstanding stock options held by our NEOs in fiscal year 2024.

Name	Type of Award	Stock Awards		
		Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)	
John T. (Jack) McDonald	PSU	750,000	3,519,063	(1)
John T. (Jack) McDonald	RSU	181,251	534,238	(2)
Michael D. Hill	RSU	112,501	331,596	(2)
Matt Breslin	RSU	128,333	378,261	(2)
Karen Cummings	RSU	128,333	378,261	(2)
Daniel Doman	RSU	127,502	371,897	(2)
Oliver Yates	RSU	90,000	265,275	(2)

(1) Reflects the closing price of our common stock on the date the PSU vested due to achievement at maximum performance of the total shareholder return goals set forth in Mr. McDonald's 2024 PSU grant.

(2) Reflects the closing price of our common stock on the vesting date multiplied by the number of RSUs vested.

Executive Employment and Other Arrangements

A summary of our at-will employment agreements as of December 31, 2024 with our NEOs and other arrangements with our NEOs providing for potential employment termination-based compensation is set forth below.

John T. (Jack) McDonald. Mr. McDonald is party to an employment agreement with us dated March 28, 2017, as amended on March 13, 2019, November 12, 2020 and on January 30, 2024. This employment agreement has no specific term and constitutes at-will employment. Mr. McDonald's original employment agreement provided for a base salary of $325,000, subject to annual review and adjustment by the Board. On January 30, 2024, Mr. McDonald and the Company entered into Amendment #3 to this employment agreement to increase his base salary to $500,000, subject to annual review and adjustment by the Board and, as discussed in further detail in the section entitled "Potential Payments upon Termination or Change in Control", to provide for single trigger accelerated vesting of his unvested equity awards and to clarify that Mr. McDonald's transition to service as a member of the Board or as a consultant shall be deemed a continuation of his service for purposes of satisfying any service-based vesting requirements under his outstanding equity awards. Mr. McDonald is also eligible to receive employee benefits that are substantially similar to those of our other employees. His original employment agreement set forth his target bonus at 100% of his then-current base salary. On March 13, 2019, Mr. McDonald and the Company entered into Amendment #1 to this employment agreement to increase his target bonus to 200% of his then-current base salary. On November 12, 2020, Amendment #2 contained the same terms as Amendment #1, and noted that the amounts could be lower or greater contingent on actual performance. Payment of any bonus to Mr. McDonald is subject to approval by our Board.

Michael D. Hill. Mr. Hill is party to an employment agreement with us dated March 28, 2017, as amended on March 13, 2019 and on November 12, 2020. Mr. Hill's employment has no specific term and constitutes at-will employment. Mr. Hill's employment agreement, as amended, provides for a base salary of $300,000, subject to annual review and adjustment by the Board. Mr. Hill is also eligible to receive employee benefits that are substantially similar to those of our other employees. His employment agreement sets forth his target bonus, which is set at 125% of his base salary.

Matt Breslin. Mr. Breslin was a party to an employment agreement with us dated February 6, 2024. Mr. Breslin's employment had no specific term and constitutes at-will employment. Mr. Breslin's employment agreement provided for a base salary of $375,000, subject to annual review and adjustment by the Board. Mr. Breslin was also eligible to receive employee benefits that are substantially similar to those of our other employees. Mr. Breslin's employment agreement allowed him to participate in an annual sales commission plan. For 2024, his sales commission plan target was set at 100% of his salary. Mr. Breslin resigned from the Company effective February 7, 2025.

Karen Cummings. Ms. Cummings is party to an employment agreement with us dated December 16, 2022, as amended on January 30, 2024. Ms. Cummings' employment has no specific term and constitutes at-will employment. Ms. Cummings's original employment agreement, provided for a base salary of $300,000, subject to annual review and adjustment by the Board. On January 30, 2024, Ms. Cummings and the Company entered into Amendment #1 to this employment agreement when she was promoted to President and COO to (i) increase her base salary to $375,000, subject to annual review and adjustment by the Board, and (ii) as discussed in further detail in the section entitled "Potential Payments upon Termination or Change in Control", provide for accelerated vesting of her unvested equity awards. Ms. Cummings is also eligible to receive employee benefits that are substantially similar to those of our other employees. Her target bonus was set at 50% of Ms. Cummings' current base salary.

Daniel Doman. Mr. Doman is party to an employment agreement with us dated November 1, 2022. Mr. Doman's employment has no specific term and constitutes at-will employment. Mr. Doman's employment agreement, provides for a base salary of $375,000, subject to annual review and adjustment by the Board. Mr. Doman's based salary was increased to $375,000 in January 2024. Mr. Doman is also eligible to receive employee benefits that are substantially similar to those of our other employees. His target bonus was set at 50% of Mr. Doman's current base salary.

Oliver Yates. Mr. Yates was a party to an employment agreement with us dated January 9, 2023. Mr. Yates' employment has no specific term and constitutes at-will employment. Mr. Yates' employment agreement provided for a base salary of $325,000, subject to annual review and adjustment by the Board. Mr. Yates was also eligible to receive employee benefits that are substantially similar to those of our other employees. Mr. Yates' employment agreement allowed him to participate in an annual sales commission plan. For 2024, his sales commission plan target was set at 100% of his salary. Mr. Yates position was eliminated and he was terminated effective April 1, 2025.

Potential Payments upon Termination or Change in Control

The information below describes certain compensation that would have become payable to our NEOs under existing plans and contractual arrangements assuming a termination of employment and change of control of the Company had occurred on December 31, 2024 and based upon a price of $4.34 per share for our common stock, which was the closing price on Nasdaq on December 31, 2024 (the last trading day of 2024), given the NEOs' compensation and service levels as of such date. There can be no assurance that an actual triggering event would produce the same or similar results as those estimated if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different. As of December 31, 2024, we have cash severance arrangements for our NEOs, partial acceleration of unvested equity awards, acceleration of unvested awards upon death or Disability, "double trigger" vesting acceleration for equity awards of all NEOs and in the case of Mr. McDonald and Ms. Cummings, full acceleration of equity awards in the event either is terminated by the Company without "cause" or resigns for "good reason" whether or not in connection with a change in control, each as described below.

Cash Severance Payments

As described above under "Executive Employment and Other Arrangements" the Company entered into an employment agreement with each of our NEOs. Under these agreements if the NEO is terminated for any reason other than "cause" or resigns for "good reason", the Company will be obligated to pay the NEO as severance (i) earned but unpaid bonus, (ii) 100% of his or her then current monthly base salary for 12 months, and (iii) reimburse the NEO for any health care benefit continuation premiums for a period of 12 months, provided the NEO timely elects continuation of coverage under COBRA or applicable state law; provided further, that such COBRA premium reimbursements shall terminate upon commencement of new employment by an employer that offers health care coverage to its employees.

Death or Disability

All equity awards contain provisions that accelerate the vesting of outstanding unvested awards upon the death or permanent disability of the holder. These provisions are generally applicable to all of our employees, including executive officers.

Acceleration of Equity Awards upon Termination without Cause or Resignation with Good Reason

With the exception of Mr. McDonald and Ms. Cummings, the equity grant agreements with our NEOs provide that if a NEO leaves for good reason or is terminated other than for cause (as each is defined in that NEOs' employment agreement) prior to completion of the vesting schedule the named executive shall vest in enough additional units or shares as is necessary so that the total vested units or shares equals the amount that would have vested as of the termination date assuming the vesting over thirty-six equal monthly installments starting on January 1 of the year of grant. This means that our NEOs, other than Mr. McDonald and Ms. Cummings, may receive no additional vesting, or up to two months of additional vesting, upon a termination without cause or a resignation for good reason.

In the case of Mr. McDonald and Ms. Cummings, their employment agreements were amended in 2024 pursuant to that Amendment #3 to Mr. McDonald's employment agreement and Amendment #1 to Ms. Cummings' employment agreement, respectively, to provide that if either leaves for good reason or is terminated other than for cause (as each is defined in their respective employment agreement) any equity awards that are outstanding and unvested at the time of such termination shall become fully vested effective upon the date of such termination. Any equity awards with performance-based vesting conditions held by Mr. McDonald shall vest at the target level. Ms. Cummings does not hold any equity awards with performance-based vesting conditions. In addition, under Amendment #3 to Mr. McDonald's employment agreement, if Mr.

McDonald were to transition to a role as member of the Board or consultant of the Company, his service would be deemed to continue for purposes of satisfying any vesting requirements under the terms of his equity awards, and if he is terminated not for cause or leaves for good reason (as such terms are defined in his employment agreement), his equity would vest in full, with any equity awards with performance-based vesting conditions vesting at the target level. Further, pursuant to Amendment #1 to Ms. Cummings' employment agreement, any outstanding unvested equity awards granted to Ms. Cummings on or prior to January 30, 2024 which are outstanding and unvested as of June 30, 2025 shall vest in full on June 30, 2025, subject to Ms. Cummings' continued service through such date.

Double Trigger Vesting Acceleration of Equity Awards

The equity award agreements for the other NEOs provide for "double trigger" vesting acceleration of unvested awards, such that the vesting with respect to 100% of their outstanding and unvested awards will be accelerated in the event of their termination without cause or resignation with good reason in connection with change of control (as each is defined in the applicable equity grant documentation with such NEOs).

Definitions

For purposes of each named executive's equity grant documentation and employment agreement:

"Cause" means (i) Executive's willful failure to perform the duties and obligations of executive's position with the Company; (ii) any material act of personal dishonesty, fraud or misrepresentation taken by executive which was intended to result in substantial gain or personal enrichment of executive at the expense of the Company; (iii) executive's violation of a federal or state law or regulation applicable to the Company's business which violation was or is reasonably likely to be materially injurious to the Company; (iv) executive's conviction of, or plea of nolo contendere or guilty to, a felony under the laws of the United States or any State, excluding felonies for minor traffic violation and vicarious liability (so long as executive did not know of the felony and did not willfully violate the law); or (v) executive's material breach of the terms of that executive's employment agreement or proprietary information agreement.

"Good Reason" means, (i) without executive's consent, a material reduction of executive's duties or responsibilities relative to executive's duties or responsibilities as in effect immediately prior to such reduction; provided, however, any reduction in executive's duties or responsibilities resulting solely from the Company being acquired by and made a part of a larger entity shall not constitute Good Reason; (ii) without executive's written consent, a material reduction in the base salary of executive as in effect immediately prior to such reduction, unless such reduction is part of a reduction in expenses generally affecting senior executives of the Company; (iii) without executive's consent, a material reduction by the Company in the kind or level of employee benefits to which executive was entitled immediately prior to such reduction, with the result that executive's overall benefits package is materially reduced, unless such reduction is part of a reduction in benefits generally affecting senior executives of the Company or (iv) without executive's consent, his relocation to a facility or a location more than twenty-five (25) miles from his present working locations. Good Reason shall not exist unless executive provides (i) notice to the Company within ninety (90) days of the initial existence of the condition triggering Good Reason and (ii) the Company the opportunity of at least thirty (30) days to cure such condition.

For purposes of each named executive's equity documentation:

A "Change in Control" with respect to the Company generally includes: (i) an acquisition by one person or a group of persons of at least 50% of the combined voting power of the Company; (ii) a sale of substantially all of the Company's assets to an entity that is not a subsidiary of the Company; and (iii) certain replacements of a majority of the directors of the Board unless the election of each new director was approved by a vote of a requisite number of the incumbent directors; provided that in the case of an acquisition of at least 50% of the combined voting power or a sale of substantially all of the Company's assets certain transactions will not be deemed to be a change in control, including an acquisition by a person who owns, directly or indirectly, more than 50% or more of the total voting power of stock of the Company prior to the transaction.

Potential Payments

The table below estimates payments and benefits that would have become payable to our NEOs under the plans and contractual arrangements in effect on December 31, 2024 assuming a termination of employment without cause and change of control of the Company had occurred on December 31, 2024 and based upon a price of $4.34 per share for our common stock, which was the closing price on Nasdaq on December 31, 2024 (the last trading day of 2024), given the NEOs' compensation and service levels as of such date.

Name	Severance Payments upon Termination without Cause or Resignation for Good Reason[1] ($)	Acceleration of Equity Awards upon Termination without Cause or Resignation for Good Reason in Connection with a Change of Control ($)	Acceleration of Equity Awards upon Termination without Cause or Resignation for Good Reason not in Connection with a Change in Control ($)	Acceleration of Equity Awards upon Death or Disability ($)
John T. (Jack) McDonald	1,526,365	1,410,491	1,410,491	1,410,491
Michael D. Hill	694,160	509,941	—	509,941
Matt Breslin [2]	750,000	651,000	—	651,000
Karen Cummings	562,500	705,250	705,250	705,250
Daniel Doman	570,916	632,915	—	632,915
Oliver Yates [3]	651,516	585,900	—	585,900

(1) Includes earned but unpaid bonus as of December 31, 2024, assuming performance at target levels, continued salary payments for 12 months and reimbursement for health care benefit continuation premiums for 12 months.

(2) Mr. Breslin stepped down from his position on February 7, 2025, received no severance and his unvested equity awards were forfeited.

(3) Mr. Yates' position was eliminated and he was terminated without cause on April 1, 2025. For 12 months, he will receive continued salary payments only and reimbursement for health care benefit continuation premiums. His unvested equity awards were forfeited.

CEO Pay Ratio

Presented below is the ratio of annual total compensation of our CEO to the annual total compensation of our median employee. The ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Exchange Act. SEC rules for identifying the median employee allow companies to apply various methodologies and assumptions and, as a result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.

As determined in accordance with SEC rules, the 2024 annual total compensation was $3,903,514 for our CEO as reported in the Summary Compensation Table and $73,956 for our median employee, and the ratio of these amounts is $52.78 to $1.

As permitted by SEC rules, to identify our median employee, the Company elected to use the annual total cash compensation of each employee as of the end of 2024. For these purposes, annual total cash compensation included annual salary or hourly wages, 2024 grants of RSUs (grant date "fair value" per ASC 718), 2024 bonus earned, commissions paid, and comparable cash elements of compensation in non-U.S. jurisdictions and was calculated using internal human resources records with all foreign currencies converted to U.S. dollars. All amounts were annualized for permanent employees who did not work for the entire year. The Company identified our median employee from 1,231 full-time and part-time workers who were included as employees on our payroll records during 2024. We did not exclude any employees pursuant to any permitted exclusion.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. For further information concerning the Company's variable pay-for-performance philosophy and how the Company's aligns executive compensation with the Company's performance, refer to "Executive Compensation—Compensation Discussion and Analysis."

In accordance with the SEC's Pay Versus Performance ("PvP") rules, below is the required tabular disclosure for the Principal Executive Officer ("PEO") and the average NEO (excluding the PEO) for reporting years 2020, 2021, 2022, 2023 and 2024.

Pay Versus Performance Table

| Year[1] | Summary Compensation Table Total for PEO[2] ($) | Compensation Actually Paid to PEO[1][3] ($) | Average Summary Compensation Table Total for Non-PEO NEOs[1][4] ($) | Average Compensation Actually Paid to Non-PEO NEOs[1][5] ($) | Value of Initial Fixed $100 Investment Based On: | | Net Loss (in millions) ($) | Adjusted EBITDA (in millions) ($) |
					Total Shareholder Return[6]	Peer Group Total Shareholder Return[7]		
2024	3,903,514	5,048,872	1,054,128	943,200	12.2	301.4	(112.7)	55.6
2023	2,915,546	1,065,152	1,286,574	604,442	11.9	221.1	(179.9)	64.4
2022	8,330,437	1,666,533	2,023,148	571,224	20.0	132.8	(68.4)	97.1
2021	9,090,588	(33,594)	4,395,365	1,078,429	50.2	206.8	(58.2)	96.7
2020	8,626,209	10,369,020	5,125,166	5,742,921	128.5	150.0	(51.2)	99.9

(1) The PEO in all reporting years is John T. (Jack) McDonald. The NEOs in the 2024 reporting year are: Michael D. Hill, Matt Breslin, Karen Cummings, Daniel Doman and Oliver Yates. The NEOs in the 2023 reporting year are: Michael D. Hill, Daniel Doman, Oliver Yates, and Paul Miller. The NEOs in the 2022 reporting year are: Michael D. Hill, Kin Gill, Daniel Doman, Ian Burk and Rodney C. Favaron. The NEOs in the 2021 reporting year are: Michael D. Hill, Kin Gill and Rodney C. Favaron. The NEOs in the 2020 reporting year are: Michael D. Hill, Rodney C. Favaron and Timothy W. Mattox.

(2) The dollar amounts reported are the amounts of total compensation reported for Mr. McDonald for each corresponding year in the "Total" column of the Summary Compensation Table ("SCT"). Refer to "Executive Compensation—2024 Summary Compensation Table."

(3) The dollar amounts reported represent the amount of compensation actually paid ("CAP") to Mr. McDonald, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. McDonald during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following "Pay Versus Performance Calculation Detail" table displays the adjustments made to Mr. McDonald's total compensation for each year to determine the CAP.

(4) The dollar amounts reported represent the average of the amounts reported for the Company's NEOs as a group (excluding the PEO) in the "Total" column of the SCT in each applicable year.

(5) The dollar amounts reported represent the average amount of CAP to the NEOs as a group (excluding the PEO), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding the applicable PEO) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following "Pay Versus Performance Calculation Detail" table displays the adjustments made to the NEOs' (excluding the applicable PEO) total compensation for each year to determine the CAP.

(6) Represents the year-over-year value, as of the end of the applicable fiscal year, of a hypothetical initial investment of $100 made on December 31, 2019 in the Company. The Company has not paid any cash dividends and, therefore, the Cumulative TSR calculation on its Common Stock is based solely upon stock price appreciation or depreciation and does not include any reinvestment of cash dividends.

(7) The peer group used for this purpose is the NASDAQ Computer Technology Index, which is consistent with the disclosure required under Regulation S-K Item 201(e).

Pay Versus Performance Calculation Detail

	PEO					NEO AVERAGE				
	2024	2023	2022	2021	2020	2024	2023	2022	2021	2020
Summary Compensation Table Total	$ 3,903,514	$ 2,915,546	$ 8,330,437	$ 9,090,588	$ 8,626,209	$ 1,054,128	$ 1,286,574	$ 2,023,148	$ 4,395,365	$ 5,125,166
Less: Reported Fair Value of Equity Awards[1]	$ (3,202,500)	$ (2,325,000)	$ (7,749,375)	$ (8,319,184)	$ (8,035,196)	$ (587,730)	$ (910,013)	$ (1,724,570)	$ (3,989,417)	$ (5,056,500)
Add: Year-End Fair Value of Equity Awards Granted in the Year and Remain Unvested	$ 723,335	$ 845,997	$ 1,132,023	$ 744,022	$ 8,502,148	$ 439,787	$ 306,673	$ 367,775	$ 982,933	$ 3,824,243
Add: Change in Fair Value of Equity Awards Granted in Prior Years and Remain Unvested	$ (14,584)	$ (259,791)	$ (221,378)	$ (617,667)	$ 610,800	$ 4,492	$ (114,190)	$ (127,923)	$ (776,423)	$ 254,500
Add: Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	$ 3,764,686	$ 139,336	$ 439,625	$ 746,243	$ 769,776	$ 105,127	$ 151,527	$ 247,244	$ 945,402	$ 1,636,069
Add: Changes in Fair Value of Equity Awards Granted in Prior Years that vested in the Year	$ (125,579)	$ (250,936)	$ (264,799)	$ (1,677,596)	$ (104,717)	$ (72,604)	$ (116,129)	$ (214,450)	$ (479,431)	$ (40,557)
Compensation Actually Paid	$ 5,048,872	$ 1,065,152	$ 1,666,533	$ (33,594)	$ 10,369,020	$ 943,200	$ 604,442	$ 571,224	$ 1,078,429	$ 5,742,921

(1) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" columns in the Summary Compensation Table for the applicable year. Refer to "Executive Compensation—Summary Compensation Table."

Financial Performance Measures

As described in greater detail in "Executive Compensation—Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that the Company uses for both our long-term and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of our enterprise for our shareholders. The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- Adjusted EBITDA
- Relative TSR (the Company's TSR as compared to a peer group established by the Compensation Committee)

Analysis of the Information Presented in the Pay versus Performance Table

As described in more detail in the section "Executive Compensation—Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable and at-risk pay philosophy, with a significant portion of our NEOs pay tied to our stock price performance, which is reflected in the CAP amounts shown in the tables above and below. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the "Pay Versus Performance Table" above.

Compensation Actually Paid and Cumulative TSR

The relationship between (a) the amount of compensation actually paid to Mr. McDonald and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. McDonald) and (b) the Company's cumulative TSR over the period is reflected below.



Compensation Actually Paid and Net Loss

The relationship between (a) the amount of compensation actually paid to Mr. McDonald and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. McDonald) and (b) the Company's net loss for the years ended December 31, 2020, 2021, 2022, 2023 and 2024 is reflected in the graph below.



39

Compensation Actually Paid and Adjusted EBITDA

As described above, Adjusted EBITDA as net income (loss), calculated in accordance with GAAP, adjusted for depreciation and amortization expense, interest expense, net, other expense (income), net, provision (benefit) for income taxes, stock-based compensation expense, acquisition and divestiture related expenses, non-recurring litigation costs, purchase accounting adjustments for deferred revenue and impairment of goodwill. While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that Adjusted EBITDA is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to Company performance. The Company utilizes Adjusted EBITDA when setting goals in the Company's short-term incentive compensation program.

The relationship between (a) the amount of compensation actually paid to Mr. McDonald and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. McDonald) and (b) the Company's Adjusted EBITDA for the years ended December 31, 2020, 2021, 2022, 2023 and 2024 is reflected below.



Cumulative TSR of the Company and Cumulative TSR of the Peer Group

The Company's cumulative TSR from December 31, 2020 to December 31, 2024 was (88)% while the cumulative TSR of the peer group presented for this purpose, the NASDAQ Computer Technology Index, was 201% over the same period. For more information regarding the Company's performance and the companies that the Compensation Committee considers when determining compensation, refer to "Executive Compensation—Compensation Discussion and Analysis."

The following graph sets forth the Company's cumulative TSR and the cumulative TSR of the peer group presented for this purpose, the NASDAQ Computer Technology Index, from December 31, 2020 to December 31, 2024.



**Cumulative TSR of the Company
vs
Cumulative TSR of Peer Group
(Nasdaq Computer Technology Index)**

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information, as of December 31, 2024, concerning shares of our common stock authorized for issuance under all of our equity compensation plans.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column)
Equity compensation plans approved by stockholders	103,561	$	10.77	2,725,017
Equity compensation plans not approved by stockholders	—		—	—
Total equity compensation plans	103,561	$	10.77	2,725,017

AUDIT COMMITTEE REPORT

The following report of the Audit Committee does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other filing by Upland under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Audit Committee provides assistance to our Board in fulfilling its legal and fiduciary obligations in matters involving the Company's accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by the Company's independent accountants and reviewing their reports regarding the Company's accounting practices and systems of internal accounting controls as set forth in a written charter adopted by our Board. The Company's management is responsible for preparing the Company's financial statements and the independent registered public accountants are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of these activities by the Company's management and the independent registered public accountants.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accountants. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accountants.

In connection with the 2024 audit, the Audit Committee has:

- reviewed and discussed with management our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2024 with Ernst & Young LLP, the Company's independent registered public accounting firm;

- discussed with Ernst & Young LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and approved by the SEC; and

- received from and discussed with Ernst & Young LLP the written disclosures and the letter from Ernst & Young LLP required by the PCAOB regarding Ernst & Young LLP's communications with the Audit Committee concerning independence, and discussed with Ernst & Young LLP the firm's independence from the Company and considered whether Ernst & Young LLP's provision of non-audit services to the Company is compatible with maintaining the firm's independence from Company.

Based on the review and discussions described in the preceding bullet points, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2024 for filing with the SEC.

The Audit Committee has adopted a charter and a process for pre-approving services to be provided by Ernst & Young LLP.

The members of the Audit Committee have been determined to be independent in accordance with the requirements of the Nasdaq listing standards and the requirements of Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended.

Respectfully submitted on April 21, 2025, by the members of the Audit Committee of the Board:

Stephen E. Courter (Chair)

David Chung

David D. May

Teresa Miles Walsh

PROPOSAL TWO: RATIFICATION OF SELECTION OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Ernst & Young LLP as our independent registered public accounting firm and auditors of our consolidated financial statements for the fiscal year ending December 31, 2025.

At the Annual Meeting, the stockholders are being asked to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2025. In the event of a negative vote on such ratification, the Audit Committee will reconsider its selection. Even if this appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interest of Upland and our stockholders. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting to make a statement if such representatives desire to do so and to respond to appropriate questions.

Fees Paid to Ernst & Young LLP

The following table sets forth the fees paid to our independent registered public accounting firm for the years ended December 31, 2024 and 2023.

Audit and Non-Audit Fees

	Years Ended	
	2024	**2023**
Audit Fees [1]	$ 1,795,000	$ 1,515,000
Audit-Related Fees [2]	10,000	6,000
Tax Fees [3]	222,000	541,000
Total	$ 2,027,000	$ 2,062,000

(1) Audit fees relate to professional services rendered in connection with the audit of our annual financial statements included in our Annual Report on Form 10-K and quarterly reviews of financial statements in our Quarterly Reports on Form 10-Q.

(2) Audit-related fees represent services that were provided in connection with the issuance of consents and comfort letters.

(3) Tax fees relate to non-recurring technical fees associated with technical tax advice and international tax planning as well as tax compliance and tax return preparation services.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services Performed by the Independent Registered Public Accounting Firm

We maintain an auditor independence policy that bans our auditors from performing non-financial consulting services, such as information technology consulting and internal audit services. This policy mandates that our Audit Committee approve the audit and non-audit services and related budget in advance, and that our Audit Committee be provided with quarterly reporting on actual spending. This policy also mandates that we may not enter into auditor engagements for non-audit services without the express approval of our Audit Committee. In accordance with this policy, our Audit Committee pre-approved all services to be performed by our independent registered public accounting firm.

Vote Required

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Approval of Proposal Two requires a "FOR" vote from a majority of the shares of our Common Stock and Series A Preferred Stock (on an as-converted basis) present or represented by proxy and voting as a single class at the Annual Meeting. Proposal Two is a routine matter and no broker non-votes are expected to exist in connection with Proposal Two. Abstentions and broker non-votes will not be counted as votes cast and will, therefore, have no effective on the outcome of the vote.

Recommendation of the Board

The Board unanimously recommends that stockholders vote "FOR" the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025.

PROPOSAL THREE: ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Act, enables our stockholders to vote to approve, on an advisory or nonbinding basis, the compensation of our NEOs as disclosed in this Proxy Statement in accordance with the SEC's rules.

Our Compensation Committee and our Board believe that our compensation program for our NEOs, as described in the section entitled "Executive Compensation—Compensation Discussion and Analysis," the compensation tables and the related narratives and other materials in this Proxy Statement reflects our goals of linking our executive compensation with our performance. Our Compensation Committee and our Board believe that the executive compensation program is rational and effective in that it aligns the interests of our executive officers with both the short-term and long-term interests of our stockholders, and enables us to support, attract and retain the best talent and support a high-performance culture by rewarding excellence and achievement.

This proposal gives you as a stockholder the opportunity to endorse or not endorse the compensation of our NEOs through the following resolution:

"RESOLVED, that the Company's compensation program for NEOs, as described in the section entitled "Executive Compensation—Compensation Discussion and Analysis," the compensation tables and the related narratives and other materials in this Proxy Statement are hereby approved."

Because this vote is advisory, it will not be binding upon our Board or our Compensation Committee. However, our Compensation Committee will strongly consider the outcome of the vote when determining future executive compensation arrangements. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this Proxy Statement.

Vote Required

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Approval of Proposal Three requires a "FOR" vote from a majority of the shares of our Common Stock and Series A Preferred Stock (on an as-converted basis) present or represented by proxy as a single class and voting at the Annual Meeting. Abstentions and broker non-votes will not be counted as votes cast and will, therefore, have no effect on the outcome of the vote.

Recommendation of our Board of Directors

The Board unanimously recommends that stockholders vote "FOR" the approval of the advisory vote on the compensation of our NEOs.

OTHER MATTERS

Meeting Admission. You are entitled to attend the Annual Meeting only if you were an Upland stockholder at the close of business on April 14, 2025, or hold a valid proxy for the Annual Meeting. If attending the meeting in person, you should be prepared to present photo identification for admittance. In addition, if you are a stockholder of record, meaning that you hold shares directly with Broadridge ("registered holders"), the inspector of election will have your name on a list, and you will be able to gain entry with a form of government-issued photo identification, such as a driver's license, state-issued ID card, or passport. If you are not a stockholder of record but hold shares through a broker, bank, or nominee ("street name" or "beneficial" owners), in order to gain entry, you must provide proof of beneficial ownership as of the Record Date, such as an account statement or similar.

Proxy Solicitation. Solicitation of proxies will be primarily by mail. We will bear the cost of soliciting proxies from stockholders.

In addition to solicitation by mail, our directors, officers, employees and agents may solicit proxies by telephone, internet, or otherwise. These directors, officers and employees will not be additionally compensated for the solicitation, but may be reimbursed for out-of-pocket expenses incurred in connection with the solicitation. Copies of solicitation materials will be furnished to brokerage firms, fiduciaries, and other custodians who hold our Common Stock of record for beneficial owners for forwarding to such beneficial owners. We may also reimburse persons representing beneficial owners of our Common Stock for their reasonable expenses incurred in forwarding such materials.

Stockholders who authorize their proxies through the internet should be aware that they may incur costs to access the internet, such as usage charges from telephone companies or internet service providers and these costs must be borne by the stockholder.

Inspector of Election. Broadridge Financial Solutions, Inc. has been engaged as our independent inspector of election to tabulate stockholder votes for the Annual Meeting.

Stockholder List. Upland's list of stockholders as of April 14, 2025 will be available for inspection for 10 days prior to the Annual Meeting. If you want to inspect the stockholder list, please call our Investor Relations department at (512) 960-1031 to schedule an appointment.

2026 Stockholder Proposals or Nominations. Pursuant to Rule 14a-8 under the Exchange Act, some stockholder proposals may be eligible for inclusion in our 2026 Proxy Statement. These stockholder proposals must be submitted, along with proof of ownership of our stock in accordance with Rule 14a-8(b)(2), to our principal executive offices in care of our Corporate Secretary by one of the means discussed below in the section entitled "Communicating with Us." Failure to deliver a proposal in accordance with this procedure may result in it not being deemed timely received. We must receive all submissions no later than the close of business (5:00 p.m. Central Standard Time) on December 22, 2025. Any submissions received after this time and date will be considered untimely.

We strongly encourage any stockholder interested in submitting a proposal to contact our Corporate Secretary in advance of this deadline to discuss the proposal, and stockholders may want to consult knowledgeable counsel with regard to the detailed requirements of applicable securities laws. Submitting a stockholder proposal does not guarantee that we will include it in our Proxy Statement. Our Nominating and Governance Committee reviews all stockholder proposals and makes recommendations to the Board for action on such proposals. For information on recommending individuals for consideration as nominees, see the section of this Proxy Statement entitled "Directors and Corporate Governance—Director Nomination Procedures."

In addition, under our Bylaws, any stockholder intending to nominate a candidate for election to the Board or to propose any business at our 2026 Annual Meeting must give notice to our Corporate Secretary between February 5, 2026 and March 6, 2026, unless the notice also is made pursuant to Rule 14a-8. The notice must include information specified in our Bylaws, including information concerning the nominee or proposal, as the case may be, and information about the stockholder's ownership of and agreements related to our stock. If the 2026 Annual Meeting is held more than 30 days prior to or 60 days after the one-year anniversary of the 2025 Annual Meeting, then the stockholder notice must be received by our Corporate Secretary not earlier than the close of business on the 120th day prior to the 2026 Annual Meeting date and not later than the close of business on the later of (i) the 90th day prior to the 2026 Annual Meeting date or (ii) the tenth day following the day on which public announcement of the 2026 Annual Meeting date is first made. We will not entertain any proposals or nominations at the annual meeting that do not meet the requirements set forth in our Bylaws. If the stockholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Exchange Act, we may exercise discretionary voting authority under proxies that we solicit to vote in accordance with our best judgment on any such stockholder proposal or nomination. The Bylaws were filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 4, 2020, and as amended and filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 28, 2025. To make a submission or to request a copy of our Bylaws, stockholders should contact our Corporate Secretary. We strongly encourage stockholders to seek advice from knowledgeable counsel before submitting a proposal or a nomination.

Communicating with Us. Visit our main Internet site at http://www.uplandsoftware.com for information on our products and services, marketing programs, worldwide locations, customer support, and job listings. Our Investor Relations site at http://investor.uplandsoftware.com contains stock information, earnings and conference call replays, our annual report, corporate governance and historical financial information, and links to our SEC filings. We do not incorporate the information contained on, or accessible through, our corporate websites into this Proxy Statement.

If you would like to contact us, call our Investor Relations department at (512) 960-1031, or send correspondence to Upland Software, Inc., Attn: Investor Relations, 401 Congress Avenue, Suite 1850, Austin, Texas 78701 through June 30, 2025, then after July 1, 2025: Upland Software, Inc., Attn: Investor Relations, Las Cimas IV, 900 S Capital of Texas Highway, Suite 300, Austin, Texas 78746.

If you would like to communicate with our Board, see the procedures described in the section of this Proxy Statement entitled "Directors and Corporate Governance—Communications with the Board of Directors." You can also contact our Corporate Secretary at Upland Software, Inc., Attn: Corporate Secretary, 401 Congress Avenue, Suite 1850, Austin, Texas 78701 through June 30, 2025, then after July 1, 2025, Upland Software, Inc., Attn: Investor Relations, Las Cimas IV, 900 S Capital of Texas Highway, Suite 300, Austin, Texas 78746, to communicate with the Board, suggest a director candidate, make a stockholder proposal, provide notice of an intention to nominate candidates or introduce business at the Annual Meeting, or revoke a prior proxy instruction.

We know of no other matters to be submitted to the stockholders at the Annual Meeting. If any other matters properly come before the stockholders at the Annual Meeting, it is the intention of the persons named on the proxy to vote the shares represented thereby in accordance with their best judgment.

STOCKHOLDERS SHARING THE SAME LAST NAME AND ADDRESS

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding Upland stock but who share the same address, we have adopted a procedure approved by the SEC called "householding." Under this procedure, certain stockholders of record who have the same address and last name will receive only one copy of our proxy materials, including the Notice of Internet Availability of proxy material, until such time as one or more of these stockholders notifies us that they want to receive separate copies. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If you receive a single set of proxy materials as a result of householding and you would like to have separate copies of our Annual Report or Proxy Statement mailed to you, please submit a request to our Corporate Secretary, Upland Software, Inc., 401 Congress Avenue, Suite 1850, Austin, Texas 78701, or call our Investor Relations Department at (512) 960-1031, and we will promptly send you what you have requested. You can also contact our Investor Relations department at the phone number above if you received multiple copies of the Annual Meeting materials and would prefer to receive a single copy in the future, or if you would like to opt out of householding for future mailings.

Whether or not you plan to attend the Annual Meeting, we urge you to submit your signed proxy promptly.

By Order of the Board of Directors

John T. McDonald
Chief Executive Officer and Chair

Austin, Texas
April 21, 2025

UPLAND SOFTWARE, INC.
C/O BROADRIDGE CORPORATE ISSUER SOLUTIONS
PO BOX 1342
BRENTWOOD, NY 11717



VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 PM ET on June 3, 2025. Have your proxy card in hand when accessing the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 PM ET on June 3, 2025. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V70251-P27020

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

UPLAND SOFTWARE, INC.

The Board of Directors recommends you vote FOR the following:

1. Election of three Class II Directors

Nominees:	For	Withhold
1a. David Chung	☐	☐
1b. Timothy W. Mattox	☐	☐
1c. David D. May	☐	☐

The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Abstain
2.	To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025.	☐	☐	☐
3.	To approve, on a non-binding advisory basis, the compensation of the Company's named executive officers.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

48

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Combined Document is available at www.proxyvote.com.

V70252-P27020

UPLAND SOFTWARE, INC.
Annual Meeting of Stockholders
June 4, 2025 11:00 AM
This proxy is solicited by the Board of Directors

The stockholder hereby appoints Michael D. Hill and Matthew H. Smith, or either of them, as proxies, each with the power to appoint a substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of Upland Software, Inc. that the stockholder is entitled to vote at the Annual Meeting of Stockholders to be held at 11:00 AM, Central Daylight Time on June 4, 2025, at 401 Congress Ave., Suite 1850, Austin, Texas 78701, and at any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-36720



Upland Software, Inc.

(Exact name of registrant as specified in its charter)

Delaware		**27-2992077**
(State or other jurisdiction of incorporation or organization)		**(I.R.S. Employer Identification Number)**

401 Congress Ave., Suite 1850

Austin, Texas 78701

(512) 960-1010

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	UPLD	The Nasdaq Global Market
Preferred Stock Purchase Rights	-	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☒
Non-accelerated filer	☐		Smaller reporting company	☐
			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $60.2 million based upon the closing price of $2.49 of such common stock on the Nasdaq Global Market on June 28, 2024 (the last business day of the registrant's most recently completed second fiscal quarter). Shares of common stock held as of June 30, 2024 by each director and executive officer of the registrant, as well as shares held by each holder of 10% of the common stock known to the registrant, have been excluded for purposes of the foregoing calculation. This determination of affiliate status is not a conclusive determination for other purposes.

As of March 7, 2025, 28,168,267 shares of the registrant's Common Stock were outstanding.

Documents incorporated by reference:

Certain portions, as expressly described in this Annual Report on Form 10-K, of the registrant's Proxy Statement for the 2025 Annual Meeting of the Stockholders, to be filed not later than 120 days after the end of the year covered by this Annual Report, are incorporated by reference into Part III of this Annual Report where indicated.

TABLE OF CONTENTS

PART I

Special Note Regarding Forward Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements may be identified by the use of forward-looking words such as "anticipate," "believe," "may," "will," "continue," "seek," "estimate," "intend," "hope," "predict," "could," "should," "would," "project," "plan," "expect" or the negative or plural of these words or similar expressions, although not all forward-looking statements contain these words. These forward-looking statements include, but are not limited to, statements concerning the following:

- our financial performance and our ability to achieve or sustain profitability or predict future results;

- our plans regarding future acquisitions or divestitures and our ability to consummate and operationalize acquisitions or divestitures;

- our ability to expand our go to market operations, including our marketing and sales organization, and successfully increase sales of our products;

- our ability to obtain financing in the future on acceptable terms or at all;

- our expectations with respect to revenue, cost of revenue and operating expenses in future periods;

- our expectations with regard to revenue from perpetual licenses, usage fees and professional services;

- our ability to adapt to macroeconomic factors impacting the global economy, including the Russia-Ukraine conflict, the conflicts in the Middle East, foreign currency exchange risk, inflation and supply chain constraints;

- our ability to attract and retain customers;

- our ability to successfully enter new markets and manage our international expansion;

- our ability to comply with privacy laws and regulations;

- our ability to incorporate and deliver artificial intelligence ("AI") functionality into our products and services;

- our ability to deliver high-quality customer service;

- our plans regarding, and our ability to effectively manage, our growth, including with respect to our growth investments;

- maintaining our senior management team and key personnel;

- the performance of our resellers;

- our ability to adapt to changing market conditions and competition;

- our ability to adapt to technological change and continue to innovate;

- global economic and financial market conditions and uncertainties;

- the growth of demand for cloud-based, digital transformation applications;

- our ability to integrate our applications with other software applications;

- maintaining and expanding our relationships with third parties;

- costs associated with defending intellectual property infringement and other claims;

- our ability to maintain, protect and enhance our brand and intellectual property;

- our expectations with regard to trends, such as seasonality, which affect our business;

- impairments to goodwill and other intangible assets;

- our beliefs regarding how our applications benefit customers and what our competitive strengths are;

- the operation, reliability and security of our third-party data centers;

- our expectations as to the timing of the discontinuation of any Sunset Assets, as well as the composition of Sunset Assets (as defined in this Annual Report);

- our expectations as to the payment of dividends;

- our current level of indebtedness, including our exposure to variable interest rate risk;

- potential elimination or limitation of tax incentives or tax losses and/or reduction of U.S. federal net operating loss carryforwards ("NOLs"); and

- other risk factors included under "Risk Factors" in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

All references to "Upland," "we," "us" or "our" mean Upland Software, Inc.

Item 1. Business

Upland provides cloud-based software applications in the following categories:

- *Knowledge Management.* Upland provides Knowledge Management solutions designed to help organizations capture, organize, and distribute information to employees and customers. These solutions support internal knowledge sharing, customer self-service, and contact center operations by enabling access to accurate and up-to-date information. Features include AI-driven search, content recommendations, and workflow integrations aimed at improving information accessibility and operational efficiency.

- *Content Lifecycle and Workflow Automation.* Upland offers Content Lifecycle and Workflow Automation solutions that support document management, compliance, and process efficiency across various industries. These products provide tools for content capture, storage, retrieval, and automated processing, as well as secure digital faxing to replace traditional fax infrastructure. Additionally, Upland's portfolio includes solutions for project and portfolio management, customer reference management, and IT spending management, which assist organizations in resource planning, governance, and operational oversight.

- *Digital Marketing.* Upland's Digital Marketing solutions provide tools for audience engagement, campaign management, and content distribution across digital channels. These solutions support mobile messaging and email marketing, audience development, and campaign automation, with features such as segmentation, analytics, and interactive content creation. The platform is designed to help organizations manage digital communications and improve outreach strategies.

Our operating model is built on six core functions:

- *High-Touch Customer Success Program.* We have institutionalized a set of unique customer commitments and deliverables we call the Upland Customer Success Program that includes onboarding and training, a dedicated customer success representative, upgraded success plans, virtual user conferences, periodic executive outreach, Net Promoter Score ("NPS"), and an ongoing customer feedback loop.

- *Quality-Focused R&D.* Our approach to research and development ("R&D") at Upland is straight-forward: prioritize the customer need, leverage a metrics-driven agile approach with visibility and accountability, and deploy up-to-date development systems and processes to ensure quality and security are built into every step of development. In 2022, we announced the creation of our own R&D Center of Excellence in India. Since 2023, in an effort to achieve our strategic development objectives, we increased our hiring in the Center of Excellence while maintaining a similar cost structure, created development pods to partner specifically with our business units, and materially improved our development capacity and product competitiveness. Today, we use AI tools to internally boost development, testing, and overall employee efficiency.

- *Customer-Driven Innovation.* Customer feedback is at the heart of the Upland customer experience. New features are added and prioritized in our product roadmaps, and then fine-tuned, based on direct customer input. Requests from our Premier Success Plan customers are given additional priority weighting for new features and minor issue resolution. Product feedback outlets include customer success account management, virtual user conferences, customer advisory boards, and Upland's online communities.

- *Expert Professional Services*. Through our Professional Services organization, Upland is committed to delivering the most value from a customer's Upland investment in the shortest possible time. Once we engage on a project, we dedicate a team to the planning, configuration, integration, launch, administration, and maintenance of the application.

- *Global Support.* Upland Global support includes: prioritized issue escalation and resolution; online and phone support; access to a community to share and discuss best practices, support tips, training materials, and custom reports; a knowledge-base with alerts, service recommendations, and troubleshooting content; unlimited case submissions and real-time case updates; and technical support access worldwide. For customers that have more urgent support requirements, Upland Premier Success Plans provide enhanced response times and availability for the most severe support requests.

- *Enterprise Cloud Platform.* Upland's products run on an enterprise-class cloud environment - delivering power, reliability, and flexibility. We utilize third-party cloud providers for our cloud-based products and move acquired products to third-party cloud providers in connection with our acquisition integration program. Our applications are scalable and can support large deployments while maintaining high levels of availability, performance and security levels.

Our Competitive Strengths

We believe the following competitive strengths are keys to our success:

- *Large, diversified customer base*. Our customer base is highly diverse and spans a broad array of industries, including financial services, consulting services, technology, manufacturing, media, telecommunications, government, insurance, non-profit, healthcare, life sciences, legal, retail and hospitality. We service customers of varying size, ranging from large global corporations and government agencies as well as small and medium-sized businesses. We have more than 10,000 customers, with no customer representing more than 10% of our revenue.

- *Our portfolio of cloud applications*. We offer a family of AI-powered, proven cloud-based software applications that address specific enterprise needs.

- *Recurring revenue model with high visibility*. We believe we have an attractive operating model due to the recurring nature of our subscription revenue, which results in greater visibility and predictability of future revenue and enhances our ability to effectively manage our business. In addition, the cloud-based nature of our model accommodates significant additional business volume with limited incremental costs, providing us with opportunities to improve our operating margins.

- *Experienced, proven management team*. Our management team has significant operating experience and previously occupied key leadership roles at both private and public companies. In addition, our management's extensive knowledge of the industry and experience in building businesses has enabled us to establish a leading position within the enterprise software market.

- *Cloud-based delivery*. We deliver our software applications and functionality primarily through the cloud, with no hardware or software installation required by our customers. This delivery model allows us to provide reliable, cost-effective applications to our customers, add subscribers with minimal incremental effort and deploy new functionality and upgrades quickly and efficiently. We believe our cloud-based delivery model provides us with a competitive advantage over legacy processes and on-premise systems.

- *Commitment to customer success*. We have a dedicated customer success organization whose mission is to drive adoption, value realization, retention, and loyalty across our customer base. Our focus on enabling our customers' success is a key reason our annual net dollar retention rate was 96% as of December 31, 2024. See "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics and Non-GAAP Financial Measures*," for our definition of annual net dollar retention rate. Our commitment to customer success has enabled us to expand our footprint within customer organizations and facilitate the ongoing adoption of our enterprise software applications. We utilize NPS methodology to track our progress and drive continuous improvement.

Our Strategy for Growth

We believe the key elements of our strategy for growth are as follows:

- *Improve and enhance applications.* We are embracing AI and the strong enhancements it enables across our portfolio. We intend to continue to invest in research and development and work closely with our customers to identify and improve applications, features and functionalities that address customer requirements across the enterprise spectrum. We also intend to continue to expand our support for key third-party integrations and presence in key partner marketplaces.

- *Increase sales to existing customers*. We believe there is a significant opportunity to expand the adoption of our applications within our existing customer organizations, particularly within divisions or departments that have not previously used our applications. We also intend to cross-sell additional applications to our existing customers, as very few of our customers currently use more than one of our applications. In addition, we intend to add new applications that will address additional functions within the enterprise spectrum. We believe these initiatives will significantly increase the value of our partnership with our customers, further strengthen our competitive position, and drive increased adoption of multiple applications by our customers.

▪ *Add new customers*. We maintain direct sales and marketing capabilities to further grow our customer base. We also maintain indirect sales channels through alliances with strategic partners that can leverage our applications with their complementary services and technologies. In addition, we continue to expand the range of integrations between our software and third-party applications and platforms, which we believe make our applications more attractive to a broader audience of potential customers.

Customers

We service customers ranging from large global corporations and various government agencies as well as small and medium-sized businesses. Our customers operate in a wide variety of industries, including financial services, consulting services, technology, manufacturing, media, telecommunications, government, insurance, non-profit, healthcare, life sciences, legal, retail and hospitality. For the year ended December 31, 2024, approximately 90% of our recurring revenue was generated from what we consider to be major accounts. We consider customers with contracted annual recurring revenue of $25,000 or more to be "major accounts."

Sales

We sell primarily through a direct sales organization comprised of inside sales and field sales personnel. In addition to our direct sales organization, we have an indirect sales organization that sells through alliances with strategic partners that can leverage our applications with their complementary services and technologies. We employ a land-and-expand go-to-market strategy. After we demonstrate the value of an initial application to a customer, our sales and account management teams work to expand the adoption of that initial application across the customer, and cross-sell additional applications to address other software needs of the customer. Our customer success organization supports our direct sales efforts by managing the post-sale customer lifecycle.

Our subscription agreements are typically sold either on a per-seat basis or on a minimum contracted volume basis with overage fees billed in arrears, depending on the application being sold. Contract terms typically range from one to three years and are prepaid annually in advance.

Marketing

Our marketing activities are designed to build awareness of the Upland brand and the solutions we offer, generate thought leadership, and create demand, resulting in leads and opportunities for our sales organizations. We focus a significant portion of our marketing activities on new customer acquisition. Our marketing programs target business users, buying group influencers, and decision makers who participate in the buying cycles of various business functions inside large organizations. Our lead and demand generation programs include:

▪ website improvements to provide information about us, our AI advancements, and our cloud-based software products and to serve as a platform to capture interest and leads;

▪ third-party data software platform utilization to identify prospects doing research on relevant software solutions;

▪ integrated digital marketing campaigns, including email, search and social media advertising, blogs, and webinars;

▪ search engine optimization to improve organic search keyword rankings;

▪ hosted marketing events for customers and prospective customers;

▪ account based marketing programs targeting specific organizations with our unique ideal customer profile;

▪ participation in, and sponsorship of, executive events, trade shows, and industry events;

▪ our online virtual user conferences;

▪ public relations, analyst relations, peer review, and organic social media initiatives; and

▪ sales development representatives ("SDR") who respond to incoming leads to convert them into new sales opportunities, as well as proactive outbound prospecting into targeted accounts.

Customer Success

Our customer success organization is structured to manage all aspects of our post-sale customer lifecycle. This organization consists of dedicated teams with a mission to drive adoption of our products, value realization, retention, and loyalty across our customer base. Our customer success organization has three core functional areas with strategic focus on customer relationship management:

- *Customer Success Management.* Our CSM team partners with customers throughout their lifecycle with the Upland family of products to ensure the customer is getting the most out of their technology investment. CSMs are experts in matching use of Upland products to a customer's individual business context – sometimes bringing in or coordinating across other teams and internal resources where necessary to achieve the customer's goals.

- *Professional Services.* Our professional services team provides critical expertise in Upland's product areas throughout the customer journey. During implementation, this team is responsible for coordinating all activities relating to the implementation, transition, and on-boarding of new customers and assisting new customers with the addition of new products to their accounts. Typical implementation professional services engagements vary in length from a few weeks to several months depending on the size and scope of the engagement and are in addition to services provided under our standard customer agreement and are fee-based. Beyond implementation, this team also provides advisory and consulting services, integration services and configuration change services as a customer's business needs change over time.

- *Customer Support.* Our customer support team is conveniently available through multiple channels to help our customers maximize the return on their investment in our technology. We also provide 24/7/365 coverage to help ensure our software products maintain global availability. In addition, our customer support team manages and administers the Upland customer community to provide an outstanding knowledge base and self-service experience.

Our customer success organization manages programs to reinforce the ongoing business value of our applications. These service offerings include:

- Health checks and business reviews where we engage core users and business buyer sponsors to deliver a detailed scorecard and recommendations on driving product adoption and business value.

- Consumption review and recommendations designed to deliver best practice recommendations for implementation strategy and a roadmap proposal for aligning the system with customers' evolving process maturity to increase application usage.

- Premier success plans that provide a bundled services, support, and product experience offering with two tiers (gold and platinum) designed to provide maximum customer value.

- Executive outreach where we promote open communication between the Upland leadership team and our customer's key stakeholders, which is fully committed to making sure customers are delighted with their Upland experience, and customer executives.

Technology and Operations

Our cloud-based family of applications utilizes a multi-tenant architecture and our customers access our applications using a secure internet connection through a standard web browser. Our applications are easy to deploy, highly configurable, scalable, flexible, and secure, and provide our customers with a modern and intuitive user experience.

We have partnered with third-party hosting platforms to provide the hardware and infrastructure necessary to provide our services to our customers. Third-party hosting platform facilities provide 24/7/365 security, biometric access controls, redundant networking, power and environmental systems, and monitoring. Upland Software designs and operates the infrastructure architecture with fully redundant subsystems, highly available configurations, and defense in depth security zones.

Our applications are built on highly available and modular architectures that balance customer workloads across multiple servers. This allows us to provide a flexible method for scaling customers without impacting other parts of the architectural environment while maintaining the high levels of uptime our customers require.

Our family of applications offers high levels of security through logical data segregation and through limiting access to our platform to only those individuals authorized by our customers. In addition, sensitive customer data is encrypted "at rest" and "in transit" over secure connections to redundant storage in a secondary location.

We maintain a formal and comprehensive security program designed to help preserve the security and integrity of customer data, protect against security threats or data breaches, and prevent unauthorized access to data. See *Item 1C. Cybersecurity.*

Competition

The overall markets we serve are rapidly evolving and subject to changing technology, shifting customer needs, and frequent introductions of new applications. The intensity and nature of our competition varies significantly across our range of enterprise applications. We compete against larger enterprise software companies that provide a full suite of Software as a Service, or SaaS, solutions focused on the functional areas we serve or the problems our cloud offerings address. We face competition both from point solution providers, including legacy on-premise enterprise systems, and other cloud-based software vendors that may address one or more of the functional elements of our applications. In addition, we face competition from manual processes and traditional tools, such as paper-based procedures, spreadsheets, and email.

We believe the principal competitive factors in our market include the following:

- breadth and depth of application functionality;
- ease of deployment and use of applications;
- total cost of ownership;
- levels of customer support satisfaction;
- brand awareness and reputation;
- capability for configuration, integration, scalability, and reliability of applications;
- ability to innovate and respond to customer needs rapidly; and
- level of integration among applications and with other enterprise systems.

Our ability to remain competitive will largely depend on the strength of our applications, the effectiveness of our sales and marketing efforts, the quality of our customer success organization, and our ability to acquire or adopt complementary technologies, products, and businesses to enhance the features and functionality of our applications.

Intellectual Property and Proprietary Rights

We rely on a combination of trademark, copyright, trade secret, and patent laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our intellectual property.

Seasonality

We have historically experienced seasonality in terms of when we enter into customer agreements. We sign a significantly higher percentage of agreements with new customers, and renew agreements with existing customers, in the fourth quarter of each calendar year, resulting in our cash flow from operations historically being higher in the first quarter of each calendar year than in other quarters. We expect this seasonality to continue, or possibly increase in the future. See "*Risk Factors—Risks Related to Our Business—Certain of our operating results and financial metrics are difficult to predict as a result of seasonality.*"

Regulation

We believe that our businesses and operations are in substantial compliance with all applicable government laws and regulations. Any additional measures to maintain compliance are not expected to materially affect our capital expenditures, competitive position, financial position or results of operations. Various legislative and administrative regulations applicable to us have become effective or are under consideration in many parts of the world. To date, such developments have not had a substantial adverse impact on our revenues, earnings or cash flows. However, if new or amended laws or regulations impose significant operational restrictions and compliance requirements upon us or our business, our capital expenditures, results of operations, financial condition and competitive position could be negatively impact. Refer to "*Risk Factors*" for further information.

Human Capital

We believe that our ability to attract and retain highly skilled employees is critical to our success. As of December 31, 2024, we had 998 full time employees, with the majority of our employees located in the United States, Australia, Canada, India, Ireland, and the United Kingdom. None of our employees are covered by a collective bargaining agreement. We have never experienced a strike or similar work stoppage, and we consider our relations with our employees to be good. Human capital measures and objectives we focus on in managing its business include the following:

- *Recognition of Collaborative Problem Solvers.* We have clearly defined company values that highlight the importance of collaboration, clear communication, and solving problems. We have annual awards that celebrate these values with both peer and management nominations at the business unit, function, and company-wide levels.

- *Employee Talent Acquisition and Retention.* We have always supported a "work anywhere" philosophy that allows us to recruit and retain top talent throughout the world. Our team members have the flexibility to work remotely, in an office where available, or a hybrid of the two, according to their preferences. We believe that this "work anywhere" philosophy ultimately promotes global sustainability, as it has allowed us to reduce our worldwide corporate office footprint, lower employee travel and commuting – and the associated green house gas emissions. In addition to a flexible "work anywhere" philosophy, our total compensation and benefits packages are market competitive. Additionally, we maintain a system for providing our personnel an opportunity to express grievances or concerns, which includes an anonymous whistleblower hotline.

- *Employee Engagement.* We survey team members twice a year to gather feedback on key factors of employee experience, including work/life blend, social connection and learning and development. As part of our commitment to inclusion, we also have a formal Employee Resource Group program that fosters the formation of and provides support to employee-led groups dedicated to education and building community for team members with a shared characteristic or interest.

- *Development and Promotion of Leaders.* We provide consistent promotion opportunities for our team members. We provide career ladders and development resources for all of our key functions. We provide leadership training for our managers. In addition, team members that join us have access to career development and promotion opportunities that may not have been available at other companies.

- *Creating a Culture of Customer Value and Improvement.* Delivering customer value is core to our mission. Our UplandOne operating processes focus on quantifying customer satisfaction through NPS surveys, maintaining customer-driven software roadmaps, and empowering our team members to leverage expert resources from across the company to drive business success for our customers.

Available Information

We were incorporated in Delaware in 2010. As of the date of this Annual Report on Form 10-K, our principal executive offices are located at 401 Congress Avenue, Suite 1850, Austin, TX 78701. Our principal executive offices will change to Las Cimas IV, 900 S Capital of Texas Highway, Suite 300, Austin, Texas 78746 as of July 1, 2025. Our main telephone number is (512) 960-1010. Our website address is www.uplandsoftware.com. Information on our website is not part of this report and should not be relied upon in determining whether to make an investment decision. The inclusion of our website address in this report does not include or incorporate by reference into this report any information on our website.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as amended, are available free of charge through our website as soon as reasonably practicable after they are electronically filed with or furnished to the United States Securities and Exchange Commission (the "SEC"). Additionally, the SEC maintains an internet site that contains reports, proxy, information statements, and other information. The address of the SEC's website is www.sec.gov.

Item 1A. Risk Factors

Risk Factor Summary

Our business is subject to numerous risks. You should carefully consider the following risks, as well as general economic and business risks, and all of the other information contained in this Annual Report, together with any other documents we file with the SEC. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our common stock to decline. Among these important risks are the following:

Risks Related to Our Business

- Our business strategy includes plans for organic growth, and our financial condition and results of operations could be adversely affected if we fail to grow or fail to manage our growth effectively.

- Our growth depends on our ability to retain existing customers and secure additional subscriptions and cross-sell opportunities from existing customers.

- We depend on our senior management team and the loss of one or more key personnel, or an inability to attract and retain highly skilled personnel may impair our ability to grow our business.

- Because we generally recognize revenue from our customers over the terms of their agreements, downturns or upturns in our business may not be immediately reflected in our operating results.

- We face various risks associated with operating as a multinational corporation and our growth and long-term success depends, in part, on our ability to expand our international sales and operations.

- Our sales cycles can be lengthy and variable, which may cause changes in our operating results.

- We continually assess the strategic fit of our existing businesses and may sunset and/or divest of certain underperforming or non-strategic assets that are deemed not to fit with our strategic plan or are not achieving the desired return on investment, and we cannot be certain that our business, operating results and financial condition will not be materially and adversely affected.

- In the past, we have made acquisitions a primary component of our growth strategy. As we have shifted to a focus on organic growth, we will continue to be opportunistic in our review of suitable acquisition candidates, but may not be able to find or consummate acquisitions on acceptable terms, or we may be unable to successfully integrate acquisitions, which could disrupt our operations and adversely impact our business and operating results.

- The failure to timely and accurately implement Artificial Intelligence ("AI"), and other new technologies, successfully in our product offerings could have a material adverse effect on our business, competitive position, results of operations, financial condition and prospects, and also result in reputational harm or liability.

- Perpetual license revenue is unpredictable, and a material increase or decrease in perpetual license revenue from period to period can produce substantial variation in the total revenue and earnings we recognize in a given period.

- Any disruption of service at the data centers that house our equipment and deliver our applications or with our hosting service provider could harm our business.

- Actual or perceived security vulnerabilities in our solutions and services or cyberattacks on our networks could have a material adverse impact on our business, results of operations and financial condition.

- Our success depends on our ability to adapt to technological change and continue to innovate.

- If our applications contain serious errors or defects, we may lose revenue and market acceptance, and we may incur costs to defend or settle product-related claims.

- If we fail to integrate our applications with other software applications and competitive or adjacent offerings that are developed by others, or fail to make our applications available on mobile and other handheld devices, our applications may become less marketable, less competitive or obsolete, and our operating results could be harmed.

- Our use of open source software could negatively affect the performance of our applications and our ability to sell our applications and subject us to possible litigation.

- Certain of our operating results and financial metrics are difficult to predict as a result of seasonality.

- We could incur substantial costs as a result of any claim of infringement of another party's intellectual property rights.

- We could incur substantial costs in protecting our intellectual property from infringement, and any failure to protect our intellectual property could impair our business.

- We rely on third-party software that is required for the development and deployment of our applications, which may be difficult to obtain or which could cause errors or failures of our applications.

Market Risks

- The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

- Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline, and you may lose part or all of your investment.

Financial Risks

- Our loan facility matures in August 2026. We expect to renegotiate or refinance our loan facility, and we may be unable to do so on acceptable terms or at all and any additional financing may result in restrictions on our operations or substantial dilution to our stockholders.

- Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations and interest expense to increase significantly.

- Our Credit Facility contains operating and financial covenants that may restrict our business and financing activities.

- Fluctuations in the exchange rate of foreign currencies could result in losses on currency transactions.

- If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our common stock may be negatively affected.

- Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

- In the past we have recorded, and in the future we may be required to record, charges to future earnings if our goodwill or intangible assets become impaired.

- We may be adversely affected by the effects of inflation.

Legal and Regulatory Risks

- Unanticipated challenges by tax authorities could harm our future results.

- Taxing authorities may successfully assert that we should have collected or, in the future, should collect additional sales and use taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

- Our operating results could be adversely affected by an increase in our effective tax rate as a result of U.S. and foreign tax law changes, outcomes of current or future tax examinations, or by material differences between our forecasted and actual effective tax rates.

- Tax laws, regulations, and compliance practices are evolving and may have a material adverse effect on our results of operations, cash flows and financial position.

- Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.

- New laws and increasing levels of regulation in the areas of privacy and protection of user data could harm our business.

Risks Related to Ownership of Our Common Stock

- If securities or industry analysts do not publish, or cease publishing, research or reports about us, our business or our market, if they publish negative evaluations of our stock, or if we fail to meet the expectations of analysts, the price of our stock and trading volume could decline.

- Pursuant to the terms of the Purchase Agreement (as defined herein), we have issued shares of our Series A Preferred Stock that ranks senior to our common stock in priority of distribution rights and rights upon our liquidation, dissolution or winding up and has additional corporate governance rights.

- The fundamental change redemption feature of our Series A Preferred Stock may make it more difficult for a party to take over our company or discourage a party from taking over our company.

- We have entered into the 2024 Tax Benefit Preservation Plan, which may not protect the future availability of the Company's tax assets in all circumstances and which could delay or discourage takeover attempts that some shareholders may consider favorable.

Risks Related to Our Business

Our business strategy includes plans for organic growth, and our financial condition and results of operations could be adversely affected if we fail to grow or fail to manage our growth effectively.

As part of our current general growth strategy, we expect to continue to primarily pursue organic growth, while also secondarily continuing to evaluate potential acquisitions and expansion opportunities that we believe provide a strategic or geographic fit with our business. We may be unable able to grow our business organically in the future. We believe that our future organic growth will depend on competitive factors and on the ability of our senior management to continue to maintain a robust system of internal controls and procedures and manage a growing number of customer relationships through our sales organization.

We sell our applications primarily through a direct sales organization comprised of inside sales and field sales personnel. In addition, we have an indirect sales organization that sells through alliances with strategic partners that can leverage our applications with their complementary services and technologies. Growing sales to both new and existing customers is, in part, dependent on our ability to maintain, expand and enhance our sales force. Identifying, recruiting and training additional sales personnel requires significant time, expense, and attention. It can take several quarters or longer before our sales representatives are fully-trained and productive. Our business may be adversely affected if our efforts to expand and train our sales organization do not generate a corresponding increase in revenue. In particular, if we are unable to hire, develop, and retain sales personnel, or if our new sales personnel are unable to achieve expected sales productivity levels in a reasonable period of time or at all, our revenue may grow more slowly than expected or decline and our business may be harmed.

Our growth strategy may divert management from our existing business and may require us to incur additional expenditures to expand our administrative and operational infrastructure and, if we are unable to effectively manage our growth, including to the satisfaction of our regulators, we could be materially and adversely affected. In addition, acquiring other companies may involve risks such as exposure to potential asset quality issues, disruption to our normal business activities and diversion of management's time and attention due to integration and conversion efforts. Consequently, continued organic growth, if achieved, may place a strain on our administrative and operational infrastructure, which could have a material adverse effect on our financial condition and results of operations.

Our growth depends on our ability to retain existing customers and secure additional subscriptions and cross-sell opportunities from existing customers.

In order to improve our operating results, it is important that our customers renew or upgrade their agreements with us when the applicable contract term expires, and also purchase additional applications from us. Typically contract terms are one to three years for subscription agreements. Upon expiration, customers can renew their existing subscriptions, upgrade their subscriptions to add more seats or additional minimum contracted volume, downgrade their subscriptions to fewer seats or lower minimum contracted volume, or not renew. A renewal constitutes renewing an existing contract for an application under the same terms, and an upgrade includes purchasing additional seats or volume under an existing contract. We may also cross-sell additional applications to existing customers. Our ability to grow revenue and achieve profitability depends, in part, on customer renewals, customer upgrades, and cross-sales to existing customers exceeding downgrades and non-renewals. However, we may not be able to increase our penetration within our existing customer base as anticipated, and we may not otherwise retain subscriptions from existing customers.

We depend on our senior management team and the loss of one or more key personnel, or an inability to attract and retain highly skilled personnel may impair our ability to grow our business.

Our success depends, in part, upon the continued service of our key executive officers, as well as other key personnel. The employment agreements with our executive officers and other key personnel do not require them to continue to work for us for any specified period; therefore, they may terminate employment with us at any time with no advance notice. The replacement of our senior management team or other key personnel likely would involve significant time and costs, and the loss of these employees may significantly delay or prevent the achievement of our business objectives.

We face intense competition for qualified individuals from numerous technology and software companies. If we fail to attract and retain suitably qualified individuals, including software engineers and sales personnel, our ability to implement our business plan and develop and maintain our applications could be adversely affected. As a result, our ability to compete would decrease, our operating results would suffer, and our revenue would decrease.

Because we generally recognize revenue from our customers over the terms of their agreements, downturns or upturns in our business may not be immediately reflected in our operating results.

We recognize revenue from customer agreements over the terms of these agreements. As a result, a significant portion of the revenue we report in each quarter is generated from customer agreements entered into during previous periods, which is reflected as deferred revenue on our balance sheet. Consequently, a decline in new or renewed agreements, or a downgrade of renewed agreements to fewer seats or less minimum contracted volume, in any one quarter may not be fully reflected in our revenue in that quarter. Such a decline, however, will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our applications, and potential changes in our pricing policies or rates of renewals, may not be fully reflected in our results of operations until future periods. Similarly, it would be difficult for us to rapidly increase our revenue through new sales, renewals, and upgrades of existing customer agreements, or through additional cross-selling opportunities, in a given period due to the timing of revenue recognition inherent in our subscription model.

We face various risks associated with operating as a multinational corporation and our growth and long-term success depends, in part, on our ability to expand our international sales and operations.

As our operations have expanded, we have established and currently maintain offices in the United States, Australia, Canada, France, Germany, India, Ireland, Israel, Malaysia, Netherlands, Romania and the United Kingdom. For the year ended December 31, 2024, we generated approximately 29% of our total revenue from customers outside of the United States. As a result, we are subject to a number of risks, including:

- inflation and actions taken by central banks to counter inflation;

- foreign currency fluctuations and controls;

- international and regional economic, political and labor conditions, including any instability or security concerns abroad, such as uncertainty caused by economic sanctions, trade disputes, armed conflicts and wars, including the Russia-Ukraine and Israeli-Hamas wars;

- changes to tax laws (including U.S. taxes on foreign subsidiaries);

- increased financial accounting and reporting burdens and complexities;

- changes in, or impositions of, legislative or regulatory requirements;

- changes in laws governing the free flow of data across international borders;

- failure of laws to protect our intellectual property rights adequately;

- inadequate local infrastructure and difficulties in managing and staffing international operations;

- delays resulting from difficulty in obtaining export licenses for certain technology, tariffs, quotas and other trade barriers;

- the imposition of governmental economic sanctions on countries in which we do business or where we plan to expand our business;

- costs and delays associated with developing products in multiple languages;

- operating in locations with a higher incidence of corruption and fraudulent business practices; and

- other factors beyond our control, such as terrorism, war, natural disasters, climate change and pandemics and resulting restrictions on business activity, which may vary significantly by region.

Some of our third-party business partners have international operations and are also subject to these risks, and our business may be harmed if such partners are unable to appropriately manage these risks. If sales to any of our customers outside of the Americas are reduced, delayed or canceled because of any of the above factors, our revenue may decline.

We have limited experience in operating in certain foreign jurisdictions and expect to continue to expand our relationship with international customers. Managing a global organization is difficult, time-consuming and expensive. Because of our limited experiences with international operations, any international efforts that we may undertake may not be successful in creating demand for our applications outside of the U.S. or in effectively selling subscriptions to our cloud offerings in all of the international markets that we enter.

Our sales cycles can be lengthy and variable, which may cause changes in our operating results.

Our sales cycle can vary substantially from customer to customer. A number of factors influence the length and variability of our sales cycles, including, for example:

- the need to educate potential customers about the uses and benefits of our applications;

- the duration of the commitment customers make in their agreements with us, which are typically one to three years;

- the discretionary nature of potential customers' purchasing and budget cycles and decisions;

- the competitive nature of potential customers' evaluation and purchasing processes;

- the functionality demands of potential customers;

- fluctuations in the software needs of potential customers;

- the announcement or planned introduction of new products by us or our competitors; and

- the purchasing approval processes of potential customers.

Our sales cycles can make it difficult to predict the quarter in which revenue from a new customer may first be recognized. We may incur significant sales and marketing expenses and invest significant time and effort in anticipation of a sale that may never occur or only occur in a smaller amount or at a later date than anticipated. Delays inherent to our sales cycles could cause significant variability in our revenue and operating results for any particular period.

We continually assess the strategic fit of our existing businesses and may sunset and/or divest of certain underperforming or non-strategic assets that are deemed not to fit with our strategic plan or are not achieving the desired return on investment, and we cannot be certain that our business, operating results and financial condition will not be materially and adversely affected.

To successfully sunset or end-of-life an asset depends on ramping down customer and vendor contracts, product and labor spend, and development. A successful divestiture depends on various factors, including reaching an agreement with potential buyers on terms we deem attractive, as well as our ability to effectively transfer liabilities, contracts, facilities, and employees to any purchaser, identify and separate the intellectual property to be divested from the intellectual property that we wish to retain, reduce fixed costs previously associated with the divested assets or business, and collect the proceeds from any divestitures.

These efforts to sunset or divest require varying levels of management resources, which may divert our attention from other business operations. If we do not realize the expected benefits of any sunset or divestiture transaction, our consolidated financial position, results of operations and cash flows could be negatively impacted. In addition, sunsetting products and divestitures of businesses involve a number of risks, including significant costs and expenses, the loss of customer relationships and a decrease in revenues and earnings associated with the sunset asset or divested business. Furthermore, divestitures potentially involve significant post-closing separation activities, which could involve the expenditure of material financial resources and significant employee resources. Any sunset product or divestiture may result in a dilutive impact to our future earnings if we are unable to offset the dilutive impact from the loss of revenue associated with the divestiture, as well as significant write-offs, including those related to goodwill and other intangible assets, which could have a material adverse effect on our results of operations and financial condition.

In the past, we have made acquisitions a primary component of our growth strategy. As we have shifted to a focus on organic growth, we will continue to be opportunistic in our review of suitable acquisition candidates, but may not be able to find or consummate acquisitions on acceptable terms, or we may be unable to successfully integrate acquisitions, which could disrupt our operations and adversely impact our business and operating results.

Previously, our growth strategy was focused on the acquisition of complementary businesses to grow our company. For example, we have completed 31 acquisitions since February 2012. We intend to continue to review acquisitions of complementary technologies, products, and businesses to enhance the features and functionality of our applications, expand our customer base, provide access to new markets, and increase benefits of scale, while focusing on our organic growth strategy. Acquisitions involve certain known and unknown risks that could cause our actual growth or operating results to differ from our expectations. Generally, our acquisition activity presents three areas of risk to our business, risks related to: identifying the correct candidates for acquisition, completing the acquisition of identified targets, and integrating acquired companies following closing of the acquisition.

We may not be able to identify suitable candidates for acquisition, or if we do identify suitable candidates in the future, we may not be able to complete transactions with such partners on commercially favorable terms, or at all. We may pursue international acquisitions, which inherently pose more risks than domestic acquisitions, and we may compete with others to acquire complementary products, technologies, and businesses, which may result in decreased availability of, or increased price for, suitable acquisition candidates. Additionally, we may not be able to obtain the necessary financing, on favorable terms, including as a result of rising interest rates, or at all, to finance any or all of our potential acquisitions, and we may realize that acquired technologies, products, or businesses may not perform as we expect, and we may fail to realize anticipated revenue and profits.

Acquisitions involve various inherent risks, such as: our ability to assess accurately the value, strengths, weaknesses, internal controls, contingent and other liabilities and potential profitability of acquisition candidates; difficulties in integrating acquired businesses, our potential inability to achieve identified financial, operating and other synergies anticipated to result from an acquisition, and integration issues associated with internal controls of acquired businesses; the diversion of management's attention from our existing businesses; the potential impairment of assets; potential unknown liabilities associated with a business that we acquire or in which we invest, including environmental liabilities; and production delays associated with consolidating acquired facilities and manufacturing operations. Any past or future acquisition could also result in such risks. Due diligence performed prior to closing acquisitions may not uncover certain risks or liabilities that could materially impact our business, financial condition and results of operations.

In addition, any acquisition strategy may divert management's attention away from our existing business, resulting in the loss of key customers or employees, and expose us to unanticipated problems or legal liabilities, including responsibility as a successor for undisclosed or contingent liabilities of acquired businesses or assets.

If we fail to adequately conduct due diligence on our potential targets effectively, we may not identify problems at target companies or fail to recognize incompatibilities or other obstacles to successful integration. Additionally, the consummation of acquisition transactions involves the coordination of multiple personnel within Upland and at the third party partners that assist those acquisitions. If we are unable to properly coordinate amongst these groups and individuals, our ability to effectively manage our acquisition activity may be compromised.

We may not successfully integrate business, operational, and financial activities such as internal controls, the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act") compliance, cyber security measures, the GDPR and similar privacy laws and other corporate governance and regulatory matters, operations, personnel or products related to acquisitions we may make in the future. Our inability to successfully integrate future acquisitions could impede us from realizing all of the benefits of those acquisitions and could severely weaken our business operations. The integration process may disrupt our business and, if new technologies, products, or businesses are not implemented effectively, may preclude the realization of the full benefits expected by us and could harm our results or operations. In addition, the overall integration of new technologies, products, or businesses may result in unanticipated problems, expenses, liabilities, and competitive responses.

In addition, even if the operations of an acquisition are integrated successfully, we may not realize the full benefits of the acquisition, including the synergies, cost savings, or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all.

The failure to timely and accurately implement Artificial Intelligence ("AI"), and other new technologies, successfully in our product offerings could have a material adverse effect on our business, competitive position, results of operations, financial condition and prospects, and also result in reputational harm or liability.

We currently incorporate AI capabilities into certain of our offerings, and our research into and continued development of such capabilities remain ongoing. As with many innovations, AI presents risks, challenges, and potential unintended consequences that could affect its adoption, and therefore our business. Many generative AI solutions and implementations rely on third-parties, where ineffective or inadequate AI development or deployment practices by us or others could result in incidents that impair the acceptance of AI solutions or cause harm to our customers, individuals or society. These deficiencies and other failures of AI systems could subject us to competitive harm, regulatory action, legal liability, and brand or reputational harm. If we enable or offer AI solutions that result in (i) potential bias or inaccuracy, or (ii) a negative impact on human rights, privacy, employment, or other social, economic, or political issues, we may experience competitive, brand, or reputational harm or legal and/or regulatory action.

However, failing to successfully adopt new technologies, including generative AI, may result in product offerings that are either unreliable or noncompetitive. If we are unable to develop and commercialize product offerings that are compatible with new technologies or competitors are successful in developing compatible technologies more quickly or efficiently than we can, our business, competitive position, results of operations, financial condition and prospects may be materially and adversely affected. Additionally, leveraging AI capabilities to potentially improve internal functions and operations presents further risks and challenges. While we aim to use AI ethically and attempt to identify and mitigate ethical or legal issues presented by its use, we may be unsuccessful in identifying or resolving issues before they arise. The use of AI in our products and to support business operations carries inherent risks related to data privacy and security, such as intended, unintended, or inadvertent transmission of proprietary or sensitive information. Further, dependence on AI without adequate safeguards to make certain business decisions may introduce additional operational vulnerabilities by impacting our relationships with customers, partners, and suppliers; by producing inaccurate outcomes based on flaws in the underlying data; or other unintended results.

Further, incorporating AI may increase IP, cybersecurity, operational, data protection and technological risks and result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, or other complications that could materially and adversely affect our business, as AI is an emerging technology for which the legal and regulatory landscape is not fully developed (including potential liability for breaching intellectual property or privacy rights or laws). As a result of the complexity and rapid development of new technologies, it is not possible to predict all of the legal, operational or technological risks related to use of such technologies. Furthermore, new technologies, such as AI, are the subject of evolving review by various governmental and regulatory bodies and agencies, and changes in laws, rules, directives and regulations governing the use of such technologies may adversely affect the ability of our business to develop and use such technologies.

Perpetual license revenue is unpredictable, and a material increase or decrease in perpetual license revenue from period to period can produce substantial variation in the total revenue and earnings we recognize in a given period.

Perpetual license revenue reflects the revenue recognized from sales of perpetual licenses relating to our workflow automation and enterprise content management applications to new customers and additional licenses for such applications to existing customers. We generally recognize the license fee portion of the arrangement at the time of delivery. Perpetual licenses of our workflow automation and enterprise content management applications are primarily sold through third-party resellers, and as such, the timing of sales of perpetual licenses is difficult to predict with the timing of recognition of associated revenue unpredictable. A material increase or decrease in the sale of perpetual licenses from period to period could produce substantial variation in the revenue we recognize. Accordingly, comparing our perpetual license revenue on a period to period basis may not be a meaningful indicator of a trend or future results.

Any disruption of service at the data centers that house our equipment and deliver our applications or with our hosting service providers could harm our business.

Our reputation and ability to attract, retain, and serve our customer is dependent upon the reliable performance of our computer systems and those of third parties that we utilize in our operations. These systems may be subject to damage or interruption from earthquakes, adverse weather conditions, other natural disasters, terrorist attacks, power loss, telecommunications failures, vendor limitations, computer viruses, computer denial of service attacks, or other attempts to harm these systems. Supply chain disruptions stemming from the Russia-Ukraine conflict or the conflicts in the Middle East may harm our customers and suppliers and further complicate existing supply chain constraints. Interruptions in these systems, or with the internet in general, could make our service unavailable or degraded or otherwise hinder our ability to deliver application data to our customers. Service interruptions, errors in our software, or the unavailability of computer systems used in our operations could diminish the overall attractiveness of our applications to existing and potential customers.

Our servers and those of third parties we use in our operations are vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions. We have implemented security protocols within our applications; however, we have no assurance that our systems are completely secure. Our insurance does not cover expenses related to disruptions to our service or unauthorized access to our applications. Any significant disruption to our service or access to our systems could result in a loss of customers and adversely affect our business and results of operation.

We primarily utilize communications and computer hardware systems operated by third-party Web hosting providers. In addition, we utilize third-party hosting services in connection with our business operations and have migrated most of our applications to third-party hosting platforms. Problems faced by us or our third-party hosting providers, including technological or business-related disruptions, could adversely impact the experience of our customers.

Actual or perceived security vulnerabilities in our solutions and services or cyberattacks on our networks could have a material adverse impact on our business, results of operations and financial condition.

Our applications involve the storage and transmission of our customers' proprietary and confidential information, including personal or identifying information regarding their employees and customers and are subject to attempted cyberattacks. Any security breaches, unauthorized access, unauthorized usage, virus, or similar breach or disruption could result in loss of confidential information, damage to our reputation, early termination of our contracts, litigation, regulatory investigations, indemnity obligations, or other liabilities. If our security measures or those of our third-party software providers and data centers are breached as a result of third-party action, employee error, malfeasance or otherwise, resulting in unauthorized access to customer data, our reputation will be damaged, our business may suffer, and we could incur significant liability. Unauthorized parties may attempt to misappropriate or compromise our confidential information or that of third parties, create system disruptions, product or service vulnerabilities or cause shutdowns. These perpetrators of cyberattacks also may be able to develop and deploy viruses, worms, malware and other malicious software programs that directly or indirectly attack our products, services or infrastructure (including our third party cloud service providers). Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any or all of these issues could negatively affect our ability to attract new customers, cause existing customers to elect not to renew or upgrade their subscriptions, result in reputational damage, or subject us to third-party lawsuits, regulatory fines, or other action or liability, which could adversely affect our operating results. In addition, to the extent we are diverting our resources to address and mitigate these vulnerabilities, it may hinder our ability to deliver and support our solutions and customers in a timely manner. Despite our efforts to build secure services, we can make no assurance that we will be able to detect, prevent, timely and adequately address, or mitigate the negative effects of cyberattacks or other security breaches.

Our success depends on our ability to adapt to technological change and continue to innovate.

The overall market for software is rapidly evolving and subject to changing technology, shifting customer needs, and frequent introductions of new applications, including without limitation AI in its multiple forms. Our ability to attract new customers and increase revenue from existing customers will depend, in large part, on our ability to develop or acquire new applications and enhance and improve existing applications. To achieve market acceptance for our applications, we must effectively anticipate and offer applications that meet changing customer demands in a timely manner. Customers may require features and capabilities not offered by our current applications. We may experience difficulties that could delay or prevent our development, acquisition, or implementation of new applications and enhancements.

If we are unable to successfully develop or acquire new software capabilities and functionality, enhance our existing applications to anticipate and meet customer preferences, sell our applications into new markets, or adapt to changing industry standards in software, our revenue and results of operations would be adversely affected.

If our applications contain serious errors or defects, we may lose revenue and market acceptance, and we may incur costs to defend or settle product-related claims.

Complex software applications such as ours often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Our current and future applications may contain serious defects.

The costs incurred in correcting any material errors or defects might be substantial and could adversely affect our operating results. Although our customer agreements typically contain provisions designed to limit our exposure to certain of the claims above, existing or future laws or unfavorable judicial decisions could negate these limitations. Even if not successful, a breach of warranty or other claim brought against us would likely be a distraction to management, time-consuming and costly to resolve, and could seriously damage our reputation in the marketplace, making it harder for us to sell our applications. Additionally, our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all, and our policy may not cover all claims made against us. Further, defending a suit, regardless of its merit, could be costly and divert management's attention.

If we fail to integrate our applications with other software applications and competitive or adjacent offerings that are developed by others, or fail to make our applications available on mobile and other handheld devices, our applications may become less marketable, less competitive or obsolete, and our operating results could be harmed.

Our applications integrate with a variety of other software applications, and also with competing and adjacent third-party offerings. We need to continuously modify and enhance our platform to adapt to changes in cloud-enabled hardware, software, networking, browser and database technologies. Any failure of our applications to integrate effectively with other software applications and product offerings could reduce the demand for our applications or result in customer dissatisfaction and harm to our business. If we are unable to respond to changes in the applications and tools with which our applications integrate in a cost-effective manner, our applications may become less marketable, less competitive, or obsolete. Competitors may also impede our attempts to create integration between our applications and competitive offerings, which may decrease demand for our applications. In addition, an increasing number of individuals within organizations are utilizing devices other than personal computers, such as mobile phones, tablets and other handheld devices, to access the internet and corporate resources and to conduct business. If we cannot effectively make our applications available on these devices or be able to offer or integrate different messaging capabilities, we may experience difficulty attracting and retaining customers.

Our use of open source software could negatively affect the performance of our applications and our ability to sell our applications and subject us to possible litigation.

A portion of our applications incorporate open source software, and we expect to continue to incorporate open source software in the future. Few of the licenses applicable to open source software have been interpreted by courts, and their application to the open source software integrated into our proprietary software may be uncertain. Moreover, we cannot provide any assurance that we have not incorporated additional open source software in our applications in a manner that is inconsistent with the terms of the license or our current policies and procedures. If we fail to comply with these licenses, we may be subject to certain requirements, including requirements that we offer our applications that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software, and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our applications that contained the open source software, and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our applications. In addition, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. As a result, we could be subject to suits by parties claiming infringement due to the reliance by our applications on certain open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition, or require us to devote additional research and development resources to change our applications.

Certain of our operating results and financial metrics are difficult to predict as a result of seasonality.

We have historically experienced seasonality in terms of when we enter into customer agreements. We sign a significantly higher percentage of agreements with new customers, and renew agreements with existing customers, in the fourth quarter of each calendar year as our customers tend to follow budgeting cycles at the end of the calendar year. Our cash flow from operations has historically been higher in the first quarter of each calendar year than in other quarters. This seasonality is reflected to a much lesser extent, and sometimes is not immediately apparent, in our revenue, due to the fact that we defer revenue recognition. In addition, seasonality may be difficult to observe in our financial results during periods in which we acquire businesses, as such results typically are most significantly impacted by such acquisitions. We expect this seasonality to continue, or possibly increase in the future, which may cause fluctuations in our operating results and financial metrics. If our quarterly operating results or outlook fall below the expectations of research analysts or investors, the price of our common stock could decline substantially.

We could incur substantial costs as a result of any claim of infringement of another party's intellectual property rights.

In recent years, there has been significant litigation involving patents and other intellectual property rights in our industry. Companies providing software are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights, particularly patent rights, and to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims. We do not have a significant patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. The risk of patent litigation has been amplified by the increase in the number of a type of patent holder, which we refer to as a non-practicing entity, whose sole business is to assert such claims and against whom our own intellectual property portfolio may provide little deterrent value. We could incur substantial costs in prosecuting or defending any intellectual property litigation and may not have adequate insurance coverage for these types of actions. If we sue to enforce our rights or are sued by a third-party that claims that our applications infringe its rights, the litigation could be expensive and could divert our management resources. Moreover, future acquisitions could expose us to additional risk of intellectual property litigation as we acquire new businesses with diverse software offerings and intellectual property assets.

In addition, in most instances, we have agreed to indemnify our customers against claims that our applications infringe the intellectual property rights of third parties. Our business could be adversely affected by any significant disputes between us and our customers as to the applicability or scope of our indemnification obligations to them. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

- cease selling or using applications that incorporate the intellectual property that we allegedly infringe;

- make substantial payments for legal fees, settlement payments or other costs or damages;

- obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or

- redesign the allegedly infringing applications to avoid infringement, which could be costly, time-consuming or impossible.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us or any obligation to indemnify our customers for such claims, such payments or actions could harm our business.

We could incur substantial costs in protecting our intellectual property from infringement, and any failure to protect our intellectual property could impair our business.

Our success and ability to compete depend, in part, upon our intellectual property. We seek to protect the source code for our proprietary software and other proprietary technology and information under a combination of copyright, trade secrets, and patent law, and we seek to protect our brands through trademark law. Our policy is to enter into confidentiality agreements, or agreements with confidentiality provisions, with our employees, consultants, vendors, and customers, and to control access to our software, documentation, and other proprietary information. Despite these precautions, it may be possible for unauthorized parties to copy our software or other proprietary technology or information, or to develop similar software independently.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our applications or to obtain and use information that we regard as proprietary. Policing unauthorized use of our applications is difficult, and we are unable to determine the extent to which piracy of our software exists or will occur in the future. Litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others, or defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming, and distracting to management, result in a diversion of resources or the narrowing or invalidation of portions of our intellectual property, and have a material adverse effect on our business, operating results, and financial condition. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe the counterclaimant's own intellectual property. These steps may be inadequate to protect our intellectual property. Third parties may challenge the validity or ownership of our intellectual property, and these challenges could cause us to lose our rights, in whole or in part, to such intellectual property or narrow its scope such that it no longer provides meaningful protection. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our applications may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying, transfer, and use of our applications and proprietary technology or information may increase.

There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. If we fail to meaningfully protect our intellectual property, our business, brands, operating results and financial condition could be materially harmed.

We rely on third-party software that is required for the development and deployment of our applications, which may be difficult to obtain or which could cause errors or failures of our applications.

We rely on software licensed from or hosted by third parties to offer our applications. In addition, we may need to obtain licenses from third parties to use intellectual property associated with the development of our applications, which might not be available to us on acceptable terms, or at all. Any loss of the right to use any software required for the development, maintenance, and delivery of our applications could result in delays in the provision of our applications until equivalent technology is either developed by us or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our applications, which could harm our business.

Market Risks

The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

The overall market for software is rapidly evolving and subject to changing technology, shifting customer needs and frequent introductions of new applications. The intensity and nature of our competition varies significantly across our family of software applications. Many of our competitors and potential competitors are larger and have greater brand name recognition, longer operating histories, larger marketing budgets, and significantly greater resources than we do. Some of our smaller competitors may offer applications on a stand-alone basis at a lower price than our price due to lower overhead or other factors, while some of our larger competitors may offer applications at a lower price in an attempt to cross-sell additional products in the future or retain a customer using a different application.

We believe there are a limited number of direct competitors that provide a comprehensive software offering. However, we face competition both from point solution providers, including legacy on-premise enterprise systems, and other cloud-based work management software vendors that may address one or more of the functional elements of our applications, but are not designed to address a broad range of software needs. In addition, we face competition from manual processes and traditional tools, such as paper-based techniques, spreadsheets, and email.

If our competitors' products, service, or technologies become more accepted than our software applications, if they are successful in bringing their products or services to market earlier than ours, or if their products or services are more technologically capable than ours, our revenues could be adversely affected.

Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline, and you may lose part or all of your investment.

Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. Accordingly, the results of any one quarter may not fully reflect the underlying performance of our business and should not be relied upon as an indication of future performance. If our quarterly operating results or outlook fall below the expectations of research analysts or investors, the price of our common stock could decline substantially.

Mergers of, or other strategic transactions by, our competitors could weaken our competitive position or reduce our revenue.

If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. In order to take advantage of customer demand for cloud-based software applications, vendors of legacy systems are expanding their cloud-based software applications through acquisitions and internal development. A potential result of such expansion is that certain of our current or potential competitors may be acquired by third parties with greater available resources and the ability to further invest in product improvements and initiate or withstand substantial price competition. Our competitors also may establish or strengthen cooperative relationships with our current or future value-added resellers, third-party consulting firms or other parties with whom we have relationships, thereby limiting our ability to promote our applications. Disruptions in our business caused by these events could reduce our revenue.

Financial Risks

Our loan facility matures in August 2026. We expect to renegotiate or refinance our loan facility, and we may be unable to do so on acceptable terms or at all and any additional financing may result in restrictions on our operations or substantial dilution to our stockholders.

We expect to need to renegotiate the terms of our loan facility as our Credit Facility will terminate on August 6, 2026, and our lender may be unwilling to do so, or may agree to such changes subject to additional restrictive covenants on our operations and ability to raise capital. We have funded our operations since inception primarily through equity financings, cash from operations, and cash available under our loan facility. We may need to raise funds in the future, for example, to expand our business, acquire complementary businesses, develop new technologies, respond to competitive pressures, or react to unanticipated situations. We may try to raise additional funds through public or private financings, strategic relationships, or other arrangements. Our ability to obtain debt or equity funding will depend on a number of factors, including market conditions, our operating performance, and investor interest. In addition, under the terms of our Series A Preferred Stock, holders of our Series A Preferred Stock have certain approval rights over additional financings. Additional funding may not be available to us on acceptable terms or at all. If adequate funds are not available, we may be required to reduce expenditures, including curtailing our growth strategies, reducing our product-development efforts, or foregoing acquisitions. If we succeed in raising additional funds through the issuance of equity or convertible securities, it could result in substantial dilution to existing stockholders. If we raise additional funds through the issuance of debt securities or preferred stock, these new securities would have rights, preferences, and privileges senior to those of the holders of our common stock. In addition, any debt financing obtained by us in the future or issuance of preferred stock could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. For example, our Series A Preferred Stock contains a number of restrictive covenants. See "—*Risks Related to Our Common Stock.*"

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations and interest expense to increase significantly.

At December 31, 2024, the total outstanding indebtedness under our Credit Facility (as defined herein) was $293.7 million.

Interest rates may remain at existing levels or may further increase in the near term which could cause our debt service obligations and interest expense to increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, could correspondingly decrease.

We have floating-to-fixed interest rate swap agreements in order to reduce interest rate volatility in connection with $255.8 million of the outstanding term debt on our Credit Facility, but $37.9 million of our outstanding term debt is not currently subject to any interest rate instruments.

Our Credit Facility contains operating and financial covenants that may restrict our business and financing activities.

Our obligations under our Credit Facility are secured by a security interest in substantially all of our assets and assets of the co-borrowers' and of any guarantors, including intellectual property. The terms of the Credit Facility limit, among other things, our ability to

- Incur additional indebtedness or guarantee indebtedness of others;

- Create liens on their assets;

- Make investments, including certain acquisitions;

- Enter into mergers or consolidations;

- Dispose of assets;

- Pay dividends and make other distributions on the Company's capital stock, and redeem and repurchase the Company's capital stock;

- Enter into transactions with affiliates; and

- Prepay indebtedness or make changes to certain agreements.

Furthermore, the operating and other restrictions and covenants in the Credit Facility, and in any future financing arrangements that we may enter into, may restrict our ability to finance our operations, engage in certain business activities, or expand or fully pursue our business strategies, or otherwise limit our discretion to manage our business. Our ability to comply with these restrictions and covenants may be affected by events beyond our control, and we may not be able to meet those restrictions and covenants. A breach of any of the restrictions and covenants could result in a default under the loan facility or any future financing arrangements, which could cause any outstanding indebtedness under the loan facility or under any future financing arrangements to become immediately due and payable, and result in the termination of commitments to extend further credit.

Fluctuations in the exchange rate of foreign currencies could result in losses on currency transactions.

Our customers are generally invoiced in the currency of the country in which they are located. In addition, we incur a portion of our operating expenses in foreign currencies, including Australian dollars, British pounds, Canadian dollars, Indian Rupees, Euros and Israeli New Shekels, and in the future, as we expand into other foreign countries, we expect to incur operating expenses in other foreign currencies. As a result, we are exposed to foreign exchange rate fluctuations as the financial results of our international operations and our revenue and operating results could be adversely affected. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exchange rate exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs, or illiquid markets.

If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our common stock may be negatively affected.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and that our independent registered public accounting firm issue an attestation report annually regarding the effectiveness of our internal control over financial reporting. We have identified material weaknesses in our internal controls over financial reporting in the past and if we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis, and our financial statements may be materially misstated. For example, in 2024 we identified a material weakness in our internal control over financial reporting related to a management review control over prospective financial information used in the Company's goodwill impairment assessment, and specifically, not sufficiently performing and documenting the reasonableness of significant assumptions used therein. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. We may need additional finance and accounting personnel with certain skill sets to assist us with the reporting requirements we will encounter as a public company and to support our anticipated growth. In addition, implementing internal controls may distract our officers and employees, entail substantial costs to modify our existing processes, and take significant time to complete. For additional information, see "Item 9A. Controls and Procedures—Remediation of Prior Material Weakness in Internal Control Over Financial Reporting."

Effective internal controls are necessary to provide reliable financial reporting and prevent fraud. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to litigation or regulatory investigations. If we do not successfully remediate any material weakness, or if other material weaknesses or other deficiencies arise in the future, we may be unable to accurately report our financial results, specifically potential goodwill impairments, which could cause our financial results to be materially misstated. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports, which could adversely affect investor confidence in us, our business, results of operations and financial condition, the trading price of our common stock, and our ability to remain listed on Nasdaq.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2024, the Company had total net operating loss carryforwards of approximately $244.5 million consisting of $200.6 million and $43.9 million related to the U.S. federal and foreign net operating loss carryforwards, respectively. $138.8 million of the U.S. federal net operating loss carryforwards are related to year prior to 2018 and begin to expire in 2025. The remaining $61.9 million carryforward without expiration in accordance with provisions of the Tax Act (as described below in the risk factor titled "*Tax laws, regulations, and compliance practices are evolving and may have a material adverse effect on our results of operations, cash flows and financial position.*"). $43.9 million of foreign net operating loss carryforwards carry forward indefinitely, and the remainder, if any, will expire beginning in 2041. In addition, as of December 31, 2024, the Company had research and development credit carryforwards of approximately $4.1 million. The U.S. federal net operating loss and credit carryforwards will expire beginning in 2025, if not utilized.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income and taxes may be limited. In general, an "ownership change" occurs if there is a cumulative change in our ownership by "5% shareholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules apply under state tax laws. Based on analysis of acquired net operating losses and credits, utilization of our net operating losses and research and development credits will be subject to annual limitations. The annual limitation will result in the expiration of $155.0 million of federal net operating losses and $4.1 million of research and development credit carryforwards before utilization. In the event that it is determined that we have in the past experienced additional ownership changes, or if we experience one or more ownership changes as a result of future transactions in our stock, then we may be further limited in our ability to use our net operating loss carryforwards and other tax assets to reduce taxes owed on the net taxable income that we earn. Any such limitations on the ability to use our net operating loss carryforwards and other tax assets could adversely impact our business, financial condition, and operating results. As noted below, we entered into the 2024 Tax Benefit Preservation Plan with Broadridge Corporate Issuer Solutions, LLC, as Rights Agent (the "2024 Tax Benefit Preservation Plan") in an effort to preserve our net operating loss carryforwards but cannot ensure that the plan will provide for full or partial utilization of our net operating losses.

In the past we have recorded, and in the future we may be required to record, charges to future earnings if our goodwill or intangible assets become impaired.

Accounting principles generally accepted in the United States of America ("GAAP") require us to assess goodwill for impairment at least annually. In addition, we assess our goodwill and intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Depending on the results of our review, we could be required to record a significant charge to earnings in our consolidated financial statements during the period in which any impairment of our goodwill or intangible assets were determined, negatively impacting our results of operations. As a result of the decline of our stock price impacting our market capitalization during the quarters ended March 31, 2024, March 31, 2023 and December 31, 2022, we performed quantitative impairment evaluations, which resulted in goodwill impairments of $87.2 million, $128.8 million and $12.5 million during the quarters ended March 31, 2024, March 31, 2023 and December 31, 2022, respectively. We will continue to evaluate goodwill for impairment in 2025 and future impairments of goodwill could occur if our stock price declines.

We may be adversely affected by the effects of inflation.

Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates and other similar effects. As a result of inflation, we have experienced and may continue to experience, cost increases. Although we may take measures to mitigate the impact of this inflation, if these measures are not effective, our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost of inflation is incurred.

Legal and Regulatory Risks

Unanticipated challenges by tax authorities could harm our future results.

We are subject to income taxes in the United States and various non-U.S. jurisdictions. We may be subject to income tax audits by various tax jurisdictions throughout the world, many of which have not established clear guidance on the tax treatment of cloud-based companies. The application of tax laws in such jurisdictions may be subject to diverging and sometimes conflicting interpretations by tax authorities in these jurisdictions. Although we believe our income tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, an adverse resolution of one or more uncertain tax positions in any period could have a material impact on the results of operations for that period.

Taxing authorities may successfully assert that we should have collected or, in the future, should collect additional sales and use taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

We have not historically filed sales and use tax returns or collected sales and use taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable. While operations of these jurisdictions are managed based on our interpretation of local regulations, a change in regulations or interpretations of legislation may result in an obligation that we are not aware of. Taxing authorities may seek to impose such taxes on us, including for past sales, which could result in penalties and interest. Any such tax assessments may adversely affect the results of our operations.

Our operating results could be adversely affected by an increase in our effective tax rate as a result of U.S. and foreign tax law changes, outcomes of current or future tax examinations, or by material differences between our forecasted and actual effective tax rates.

Our operations are subject to income and transaction taxes in the United States and in multiple foreign jurisdictions, with a significant amount of our foreign earnings generated by our subsidiaries organized in Australia, Canada, Ireland and the United Kingdom. Any significant change in our future effective tax rates could adversely impact our results of operations for future periods. Our future effective tax rates could be adversely affected by the following:

- changes in tax laws or the interpretation of such tax laws as applied to our business and corporate structure in the United States, Australia, Canada, France, Germany, India, Ireland, Israel, Malaysia, the Netherlands, Romania and the United Kingdom, or other international locations where we have operations;

- earnings being lower than anticipated in countries where we are taxed at lower rates as compared to the United States federal and state statutory tax rates;

- an increase in expenses not deductible for tax purposes;

- changes in tax benefits from stock-based compensation;

- changes in the valuation allowance against our deferred tax assets;

- changes in judgment from the evaluation of new information that results in a recognition, derecognition or change in measurement of a tax position taken in a prior period;

- increases to interest or penalty expenses classified in the financial statements as income taxes;

- new accounting standards or interpretations of such standards; or

- results of examinations by the Internal Revenue Service ("IRS"), state, and foreign tax or other governmental authorities.

The IRS and other tax authorities regularly examine our income tax returns and other non-income tax returns, such as payroll, sales, use, value-added, net worth or franchise, property, goods and services, consumption, import, stamp, and excise taxes, in both the United States and foreign jurisdictions. The calculation of our provision for income taxes and our accruals for other taxes requires us to use significant judgment and involves dealing with uncertainties in the application of complex tax laws and regulations. In determining the adequacy of our provision for income taxes, we regularly assess the potential settlement outcomes resulting from income tax examinations. However, the final outcome of tax examinations, including the total amount payable or the timing of any such payments upon resolution of these issues, cannot be estimated with certainty. In addition, we cannot be certain that such amount will not be materially different from the amount that is reflected in our historical income tax provisions and accruals for other taxes. Should the IRS or other tax authorities assess additional taxes, penalties or interest as a result of a current or a future examination, we may be required to record charges to operations in future periods that could have a material impact on our results of operations, financial position or cash flows in the applicable period or periods.

Forecasts of our annual effective tax rate are complex and subject to uncertainty because our income tax position for each year combines the effects of estimating our annual income or loss, the mix of profits and losses earned by us and our subsidiaries in tax jurisdictions with a broad range of income tax rates, as well as benefits from available deferred tax assets, the impact of various accounting rules, our interpretations of changes in tax laws and results of tax audits. Forecasts of our annual effective tax rate do not include the anticipation of future tax law changes. In addition, we report for certain tax benefits from stock-based compensation in the period the stock compensation vests or is settled, which may cause increased variability in our quarterly effective tax rates. If there were a material difference between forecasted and actual tax rates, it could have a material impact on our results of operations.

Tax laws, regulations, and compliance practices are evolving and may have a material adverse effect on our results of operations, cash flows and financial position.

The U.S. Tax Cuts and Jobs Act (the "Tax Act") was enacted in December 2017 and significantly affected U.S. tax law by changing how the United States imposes income tax on multinational corporations, and although it is understood that the U.S. Congress has been considering legislation that would extend certain provisions of the TCJA due to expire, the possibility that this will happen and the consequences of any resulting legislation are uncertain. The U.S. Department of Treasury has broad authority to issue regulations and interpretative guidance that may significantly impact how we will apply the law and impact our results of operations. As additional interpretative guidance is issued by the applicable authorities, we may need to revise our provision (benefit) for income taxes in future periods. These revisions could materially affect our results of operations, cash flow and financial position.

Further, the Inflation Reduction Act of 2022 was enacted in August 2022, which contained provisions effective January 1, 2023, including a 15% corporate alternative minimum tax and a 1% excise tax on certain stock repurchases by public corporations, both of which we do not expect to have a material impact on our results of operations, financial condition or cash flows. While we do not anticipate these changes to be significant, these revisions could materially affect our results of operations, cash flow and financial position.

Tax laws, regulations, and administrative practices in various jurisdictions are evolving and may be subject to significant changes due to economic, political and other conditions. There are many transactions that occur during the ordinary course of business for which the ultimate tax determination is uncertain, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Governments are increasingly focused on ways to increase tax revenues, particularly from multinational corporations, which may lead to an increase in audit activity and harsher positions taken by tax authorities. We are currently subject to tax audits in various jurisdictions and these jurisdictions may assess additional tax liabilities against us.

The Organisation for Economic Co-operation and Development ("OECD"), an international association of countries, including the United States, released the final reports from its Base Erosion and Profit Shifting ("BEPS") Action Plans, which aim to standardize and modernize global tax policies. The BEPS Action Plans propose revisions to numerous tax rules, including country-by-country reporting, permanent establishment, hybrid entities and instruments, transfer pricing, and tax treaties. The BEPS Action Plans have been or are being enacted by countries where we have operations. The European Commission ("EC") has conducted investigations in multiple countries focusing on whether local country tax rulings provide preferential tax treatment that violates European Union state aid rules and concluded that certain countries, including Ireland, have provided illegal state aid in certain cases. The EC and OECD have also been evaluating new rules on the taxation of the digital economy to provide greater taxing rights to jurisdictions where customers or users are located and to address additional base erosion and profits shifting issues. In addition, many countries have recently introduced new laws or proposals to tax digital transactions. These developments in tax laws and regulations, and compliance with these rules, could have a material adverse effect on our operating results, financial position and cash flows.

Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.

We conduct integrated operations internationally through subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements between our subsidiaries and between our subsidiaries and us. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally require that transfer prices be the same as those between unrelated companies dealing at arms' length and that contemporaneous documentation is maintained to support the transfer prices. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms' length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us. Such reallocations may subject us to interest and penalties that would increase our consolidated tax liability, and could adversely affect our financial condition, results of operations, and cash flows.

New laws and increasing levels of regulation in the areas of privacy and protection of user data could harm our business.

The regulatory framework for privacy and data security matters around the world is rapidly evolving and is likely to remain volatile for the foreseeable future. We are subject to privacy and data security obligations in the United States, United Kingdom, European Union and other foreign jurisdictions relating to the collection, use, sharing, retention, security, transfer and other handling of personal data about individuals, including our users and employees around the world. Data protection, consumer protection and privacy laws may differ, conflict and be interpreted and applied inconsistently, from country to country. In many cases, these laws apply not only to user data, employee data and third-party transactions, but also to transfers of personal data between or among ourselves, our subsidiaries, and other parties with which we have commercial relations, in addition to methods of communication and consent for such communication. These laws continue to develop in the U.S. and around the globe, including through regulatory and legislative action and judicial decisions, in ways we cannot predict and that may harm our business. For example, a new Quebec data protection law took effect in September 2023, and updates to Canadian federal privacy legislation are pending. India passed the Digital Personal Data Protection Act in 2023. In addition, the United States, through the Federal Communications Commission, recently implemented new lead generation "robot-text" and "robo-calls" regulations under the Telephone Consumer Protection Act (TCPA). As the particulars of these regulations are unknown at this time, these new consumer protection regulations could impact our organization's corporate go-to-market sales initiatives, as well as certain feature sets in our current product stack.

Any failure to comply with applicable laws, regulations or contractual obligations may harm our business, results of operations and financial condition. If we are subject to an investigation or litigation or suffer a breach of security of personal data, we may incur costs or be subject to forfeitures and penalties that could reduce our profitability. In addition, compliance with these laws may restrict our ability to provide services to our customers that they may find to be valuable. For example, the General Data Protection Regulation ("GDPR") became effective in May 2018. The GDPR, which applies to personal data collected in the context of all of our activities conducted from an establishment in the European Union, related to products and services offered to individuals in the European Union or related to the monitoring of individuals' behavior in Europe, imposes a range of significant compliance obligations regarding the handling of personal data. Actions required to comply with these obligations depend in part on how particular and strict regulators interpret and apply them. If we fail to comply with the GDPR, or if regulators assert we have failed to comply with the GDPR, we may be subject to, for example, regulatory enforcement actions, that can result in monetary penalties of up to 4% of our annual worldwide revenue or EUR 20 million (whichever is higher), private lawsuits, class actions, regulatory orders to stop processing and delete data, and reputational damage. In June 2021, the European Commission published new versions of the Standard Contractual Clauses, which are used as a legal cross-border mechanism allowing companies to transfer/allow access to personal data outside the European Economic Area. Use of the previous versions of the Standard Contractual Clauses is no longer allowed and all contracts that include the earlier versions should have been amended to replace them with the new versions by December 27, 2022. Also in June 2021, the European Data Protection Board finalized its recommendations regarding supplemental transfer measures to protect personal data during cross-border transfers. We must incur costs and expenses to comply with the new requirements, which may impact the cross-border transfer of personal data throughout our organization and to/from third parties.

Further, states continue to adopt new laws or amending existing laws related to data privacy, requiring attention to frequently changing regulatory requirements. For example, the California Consumer Privacy Act of 2018 ("CCPA") require businesses to provide specific disclosures in their privacy notices and honor residents' privacy rights. The CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Although the CCPA does not apply to certain data that we process in the context of clinical trials, efforts to comply with the CCPA may increase our annual compliance costs and subject us to potential liability with respect to other personal information we may maintain about California residents. In addition, the California Privacy Rights Act of 2020 ("CPRA"), which came into effect on January 1, 2023, expanded the CCPA's requirements, extending it to cover personal information of business representatives and employees and the CPRA established a new regulatory agency to implement and enforce the law. Other states, such as Virginia, Nevada, Connecticut, Utah, Texas and Colorado, have also passed comprehensive privacy laws, and similar laws are being considered in several other states, as well as at the federal and local levels, which impose similar obligations to those in the CCPA. These laws may increase our potential liability related to our data processing activities, complicate our compliance efforts, and increase both legal risk and compliance costs for us and the third parties upon whom we rely.

Compliance with the GDPR, the new state laws, and other current and future applicable U.S. and international privacy, data protection, cybersecurity, artificial intelligence and other data-related laws can be costly and time-consuming. Complying with these varying requirements could cause us to incur substantial costs and/or require us to change our business practices in a manner adverse to our business. Violations of applicable data and privacy-related laws can result in significant penalties that could adversely affect our business, financial condition, reputation, and results of our operations. Furthermore, conflicting requirements across applicable privacy and data security laws would complicate our compliance efforts and increase both legal risk and compliance costs for us and the third parties upon whom we rely.

Australia recently amended its Privacy Act, increasing the maximum penalties available for serious or repeated data breaches from AUS 2.2 million to the greater of: (i) AUS 50 million; (ii) three times the value of any benefit obtained through misuse of the information; or (iii) 30% of a company's adjusted turnover in the relevant period.

In addition to the influx of privacy and data protection law, AI has become a topic of discussion across the United States and globe. In the United States, states have either passed laws or have utilized existing laws to implement policies and rules governing the use of AI as it relates to the personal data of individuals and decision making. For example, the California Privacy Protection Agency, has proposed regulations governing automated decision-making technologies pursuant to the authority granted under the CCPA. At the federal level, the United States government has affirmed its ability to regulate AI through, but not limited to, existing laws such as the Federal Trade Commission Act, the federal rule making process through various federal agencies, and Presidential Executive Orders. In addition, the United States Congress is actively and continuously introducing laws governing AI and data protection with the expectation that such laws will be passed in 2025 to regulate AI systems while providing protection for individuals within the United States. Globally, countries have been proactive in implementing laws and regulations concerning AI. For example, the EU AI Act was passed by the European Union entered into force on August 1, 2024, which provides for a compliance centered around a risk-based approach taking into account the implementation and use of the AI system. Other countries, such as Canada, Australia, the United Kingdom, have either proposed laws or provided guidance under existing law governing the use of AI. Compliance with the ever-changing AI landscape could result in substantial costs or require changes in business practices, with violations resulting in significant penalties.

We also may be bound by additional, more stringent contractual obligations relating to our collection, use and disclosure of personal data or may find it necessary or desirable to join industry or other self-regulatory bodies or other privacy or security related organizations that require compliance with their rules pertaining to privacy and data protection.

We post on our websites our privacy notices and practices concerning the collection, use, sharing, disclosure, deletion and retention of our user data. Any failure, or perceived failure, by us to comply with our posted privacy notices or with any regulatory requirements or orders or other federal, state or international privacy -related laws and regulations, including the GDPR, CCPA and CPRA, could result in proceedings or actions against us by governmental entities or others (e.g., class action plaintiffs), subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and adversely affect our business. We may also experience security breaches and likely will in the future, which themselves may result in a violation of these laws and give rise to regulatory enforcement and/or private litigation.

Any failure to comply with governmental export and import control laws and regulations could adversely affect our business.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

Our applications are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Controls. Exports of our applications must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including: the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers. Obtaining the necessary authorizations, including any required license, for a particular sale may be time-consuming, is not guaranteed, and may result in the delay or loss of sales opportunities. In addition, changes in our applications or changes in applicable export or import regulations may create delays in the introduction and sale of our applications in international markets, prevent our customers with international operations from deploying our applications, or, in some cases, prevent the export or import of our applications to certain countries, governments, or persons altogether. Any change in export or import regulations, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could also result in decreased use of our applications, or in our decreased ability to export or sell our applications to existing or potential customers with international operations. Any decreased use of our applications or limitation on our ability to export or sell our applications would likely adversely affect our business.

Furthermore, we incorporate encryption technology into certain of our applications. Various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our applications or could limit our customers' ability to implement our applications in those countries. Encrypted applications and the underlying technology may also be subject to export control restrictions. Governmental regulation of encryption technology and regulation of imports or exports of encryption products, or our failure to obtain required import or export approval for our applications, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our applications, including with respect to new releases of our applications, may create delays in the introduction of our applications in international markets, prevent our customers with international operations from deploying our applications throughout their globally-distributed systems or, in some cases, prevent the export of our applications to some countries altogether.

Moreover, U.S. export control laws and economic sanctions programs prohibit the shipment of certain products and services to countries, governments, and persons that are subject to U.S. economic embargoes and trade sanctions. Even though we take precautions to prevent our applications from being shipped or provided to U.S. sanctions targets, our applications and services could be shipped to those targets or provided by third parties despite such precautions. Any such shipment could have negative consequences, including government investigations, penalties and reputational harm.

Risks Related to Ownership of Our Common Stock

If securities or industry analysts do not publish, or cease publishing, research or reports about us, our business or our market, if they publish negative evaluations of our stock, or if we fail to meet the expectations of analysts, the price of our stock and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If few analysts commence coverage of us, the trading price of our stock would likely decrease if one or more of the analysts covering our business downgrade their evaluation of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline. Furthermore, if our operating results fail to meet analysts' expectations our stock price would likely decline.

Because we do not expect to pay any dividends on our common stock for the foreseeable future, our investors may never receive a return on their investment.

We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. In addition, our ability to pay cash dividends is currently limited by the terms of our existing Credit Facility (as defined herein), which prohibits our payment of dividends on our capital stock without prior consent, and any future credit facility may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment.

Anti-takeover provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, as well as provisions of Delaware law, might discourage, delay or prevent a change in control of our company or changes in our board of directors or management and, therefore, depress the trading price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated, will contain provisions that may depress the market price of our common stock by acting to discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove members of our board of directors or our management. These provisions include the following:

- our certificate of incorporation provides for a classified board of directors with staggered three-year terms so that not all members of our board of directors are elected at one time;

- directors may be removed by stockholders only for cause;

- our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

- special meetings of our stockholders may be called only by our Chief Executive Officer, our board of directors or holders of not less than the majority of our issued and outstanding capital stock limiting the ability of minority stockholders to take certain actions without an annual meeting of stockholders;

- our stockholders may not act by written consent unless the action to be effected and the taking of such action by written consent are approved in advance by our board of directors and, as a result, a holder, or holders, controlling a majority of our capital stock would generally not be able to take certain actions without holding a stockholders' meeting;

- our certificate of incorporation prohibits cumulative voting in the election of directors. This limits the ability of minority stockholders to elect director candidates;

- stockholders must provide timely notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at an annual meeting of stockholders and, as a result, these provisions may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us; and

- our board of directors may issue, without stockholder approval, shares of undesignated preferred stock, making it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock from engaging in certain business combinations with us.

Any provision of our certificate of incorporation and bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock. The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Pursuant to the terms of the Purchase Agreement (as defined herein), we have issued shares of our Series A Preferred Stock that ranks senior to our common stock in priority of distribution rights and rights upon our liquidation, dissolution or winding up and has additional corporate governance rights.

On July 14, 2022, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with Ulysses Aggregator, LP (the "Purchaser"), an affiliate of HGGC, LLC, to issue and sell at closing 115,000 shares of Series A Preferred Stock of the Company, par value $0.0001 per share, at a price of $1,000 per share (the "Initial Liquidation Preference") for an aggregate purchase price of $115.0 million. As of December 31, 2024, we had 115,000 shares of designated Series A Preferred Stock outstanding. The holders of the Series A Preferred Stock are entitled to dividends payable quarterly in arrears, which may be paid, at our option, in cash or by increasing the Liquidation Preference (as defined below) of each share of Series A Preferred Stock by the amount of the applicable dividend. The holders of Series A Preferred Stock (each, a "Holder" and collectively, the "Holders") will be entitled to dividends (i) at the rate of 4.5% per annum until but excluding the seven year anniversary of the Closing, and (ii) at the rate of 7% per annum on and after the seven year anniversary of the Closing. Our ability to pay cash dividends is subject to the restrictions under our existing credit agreement. The Series A Preferred Stock has no mandatory conversion feature and is a perpetual security. Although we have the ability to redeem the shares of Series A Preferred Stock beginning on the date that is seven years from the Closing date, we may be unable to do so at that time, and we will be forced to pay the higher dividend rate of 7% per annum until the time that the holders of Series A Preferred Stock convert their shares into shares of common stock or we obtain sufficient capital to redeem the Series A Preferred Stock.

The Series A Preferred Stock ranks senior to our common stock with respect to distribution rights and rights upon our liquidation, dissolution or winding up, on parity with any class or series of our capital stock expressly designated as ranking on parity with the Series A Preferred Stock with respect to distribution rights and rights upon our upon liquidation, dissolution or winding up, junior to any class or series of our capital stock expressly designated as ranking senior to the Series A Preferred Stock with respect to distribution rights and rights upon our upon liquidation, dissolution or winding up and junior in right of payment to our existing and future indebtedness. Further, upon our liquidation, dissolution or winding up, holders of our Series A Preferred Stock will receive a distribution of our available assets before common stockholders in an amount equal to (i) the Initial Liquidation Preference, plus (ii) any accrued and unpaid dividends on such share of Series A Preferred Stock to, but excluding, the date of payment of such amounts (the "Liquidation Preference").

The holders of Series A Preferred Stock generally are entitled to vote with the holders of our common stock on all matters submitted for a vote of holders of our common stock (voting together with the holders of our common stock as one class) on an as-converted basis. In addition, so long as the Purchaser and its affiliates beneficially own in the aggregate at least 5% of the shares of our common stock on a fully diluted basis including the shares of common stock issuable upon conversion of shares of Series A Preferred Stock, the holders of a majority of the outstanding shares of Series A Preferred Stock, voting as a single class, are entitled to nominate and elect one individual to serve on our board of directors. In addition, the holders of a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class, will have the right to elect, for so long as the Purchaser and its affiliates own in the aggregate at least 10% of the shares of Series A Preferred Stock (or common stock into which it is convertible) outstanding as of the Closing, one non-voting observer to our board of directors. Such governance rights may grant the holders of our Series A Preferred Stock additional control rights, which may impact our ability to run our business, and may adversely affect the trading price of our common stock. Upon issuance of the Series A Preferred Stock, holders of our common stock will experience dilution of both economic and voting rights, and, because we may pay dividends in kind by increasing the liquidation value of each share of Series A Preferred Stock, holders of common stock will be further diluted at each regular dividend payment date.

The fundamental change redemption feature of our Series A Preferred Stock may make it more difficult for a party to take over our company or discourage a party from taking over our company.

Upon a "Fundamental Change" (involving a change of control as further described in the certificate of designation governing our Series A Preferred Stock), each holder of Series A Preferred Stock shall have the right to require us to redeem all or any part of the holder's Series A Preferred Stock for an amount equal to greater of (i) the sum of 105% of the Liquidation Preference and a customary make-whole amount, and (ii) the amount that such Holder would have received had such Holder, immediately prior to such "Fundamental Change," converted the Holder's Series A Preferred Stock into common stock, without regard to the Issuance Limitation. The mandatory redemption option conferred to holders of our Series A Preferred Stock upon certain events constituting a Fundamental Change (involving a change of control) under the Series A Preferred Stock, may have the effect of discouraging a third party from making an acquisition proposal for our company or of delaying, deferring or preventing certain change of control transactions of our company under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-current market price or that stockholders may otherwise believe is in their best interests.

We have entered into the 2024 Tax Benefit Preservation Plan, which may not protect the future availability of the Company's tax assets in all circumstances and which could delay or discourage takeover attempts that some shareholders may consider favorable.

As of December 31, 2024, we had approximately $244.5 million of NOLs as well as other tax attributes that could be available in certain circumstances to reduce future U.S. corporate income tax liabilities. Pursuant to Section 382 ("Section 382") of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury Regulations issued thereunder, a corporation that undergoes an "ownership change" is subject to limitations on its use of its existing NOL and interest expense carryforwards and certain other tax attributes (collectively, "Tax Assets"), which can be utilized in certain circumstances to offset future U.S. tax liabilities. Generally, an "ownership change" occurs if the percentage of the Company's stock owned by one or more "five percent stockholders" increases by more than fifty percentage points over the lowest percentage of stock owned by such stockholders at any time during the prior three-year period or, if sooner, since the last "ownership change" experienced by the Company. In the event of such an "ownership change," Section 382 imposes an annual limitation on the amount of post-change taxable income a corporation may offset with pre-change Tax Assets. Similar rules apply in various U.S. state and local jurisdictions. However, with respect to the substantial majority of our Tax Assets potentially available for use (as described in the risk factor above "*Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.*"), while we have in recent years experienced significant changes in the ownership of our stock, we do not believe we have undergone an "ownership change" that would limit our ability to use these Tax Assets. However, there can be no assurance that the Internal Revenue Service will not challenge this position.

As part of the 2024 Tax Benefit Preservation Plan, our Board declared a dividend of one preferred stock purchase right for each outstanding share of Common Stock payable as of June 15, 2024. See "*Note 13. Stockholders' Equity*" for additional information on the terms and operation of the 2024 Tax Benefit Preservation Plan. By adopting the 2024 Tax Benefit Preservation Plan, we are seeking to protect our ability to use our NOLs and other tax attributes to offset potential future income tax liabilities. Our ability to use such NOLs and other tax attributes would be substantially limited if we experience an "ownership change," as defined in Section 382. the 2024 Tax Benefit Preservation Plan is intended to make it more difficult for us to undergo an ownership change by deterring any person from acquiring 4.9% or more of the outstanding shares of stock without the approval of our Board. However, there can be no assurance that the 2024 Tax Benefit Preservation Plan will prevent an "ownership change" from occurring for purposes of Section 382, and events outside of our control and which may not be subject to the 2024 Tax Benefit Preservation Plan, such as sales of our stock by certain existing shareholders, may result in such an "ownership change" in the future. While we currently have a full valuation allowance against our NOLs and other historic Tax Assets for financial accounting purposes, if we have undergone or in the future undergo an ownership change that applies to our Tax Assets, our ability to use those Tax Assets could be substantially limited after the ownership change, and this limit could have a substantial adverse effect on our cash flows and financial position. The 2024 Tax Benefit Preservation Plan will expire on June 4, 2027, unless earlier terminated.

While the 2024 Tax Benefit Preservation Plan is not, and a future tax benefit preservation plan will not be, principally intended to prevent a takeover, it may have an anti-takeover effect because an "acquiring person" thereunder may be diluted upon the occurrence of a triggering event. Accordingly, the 2024 Tax Benefit Preservation Plan or a future tax benefit preservation plan may complicate or discourage a merger, tender offer, accumulations of substantial blocks of our stock, or assumption of control by a substantial holder of our securities. The 2024 Tax Benefit Preservation Plan or a future tax benefit preservation plan should not interfere with any merger or other business combination approved by the Board of Directors. Because the Board of Directors may consent to certain transactions, the 2024 Tax Benefit Preservation Plan gives, and a future tax benefit preservation plan is expected to give, our Board of Directors significant discretion to act in the best interests of shareholders.

General Risks

An epidemic, pandemic or contagious disease and measures intended to prevent the spread of such an event could adversely affect our business, results of operations and financial condition.

We face risks related to an epidemic, pandemic or contagious disease which has impacted, and in the future could impact, the markets in which we operate and could have a material adverse effect on our business, results of operations and financial condition. The impact of an epidemic, pandemic or other health crisis and measures to prevent the spread of such an event could materially and adversely affect our business in a number of ways. For example, existing and potential customers may choose to reduce or delay technology spending in response, or attempt to renegotiate contracts and obtain concessions, which could materially and negatively impact our operating results, financial condition and prospects.

Adverse economic conditions may reduce our customers' ability to spend money on information technology or software, or our customers may otherwise choose to reduce their spending on information technology or software, which may adversely impact our business.

Our business depends on the overall demand for information technology and software spend and on the economic health of our current and prospective customers. If worldwide economic conditions become unstable, including as a result of protectionism and nationalism, other unfavorable changes in economic conditions, such as inflation, rising interest rates, a U.S. government default on its obligations or a recession, and other events beyond our control, such as economic sanctions, natural disasters, results of global epidemics, pandemics, or contagious diseases, political instability, and armed conflicts and wars, such as the Russia-Ukraine conflicts and the conflicts in the Middle East, then our existing customers and prospective customers may re-evaluate their decision to purchase our applications. Weak global economic conditions or a reduction in information technology or software spending by our customers could harm our business in a number of ways, including longer sales cycles and lower prices for our applications.

The market price of our common stock may be volatile, which could result in substantial losses for investors.

The market price of our common stock could be subject to significant fluctuations. Some of the factors that may cause the market price of our common stock to fluctuate include:

- actual or anticipated changes in the estimates of our operating results that we provide to the public, our failure to meet these projections or changes in recommendations by securities analysts that elect to follow our common stock;

- price and volume fluctuations in the overall equity markets from time to time;

- significant volatility in the market price and trading volume of comparable companies;

- changes in the market perception of software generally or in the effectiveness of our applications in particular;

- disruptions in our services due to computer hardware, software or network problems;

- announcements of technological innovations, new products, strategic alliances or significant agreements by us or by our competitors;

- announcements of new customer agreements or upgrades and customer downgrades or cancellations or delays in customer purchases;

- litigation involving us;

- our ability to successfully consummate and integrate acquisitions;

- investors' general perception of us;

- recruitment or departure of key personnel;

- sales of our common stock by us or our stockholders;

- fluctuations in the trading volume of our shares or the size of our public float; and

- general economic, legal, industry and market conditions and trends unrelated to our performance.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. If we were to become involved in securities litigation, it could result in substantial costs, divert management's attention and resources from our business and adversely affect our business.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Cybersecurity represents a critical component of the Company's overall approach to risk management. Our customers expect us to protect their data and the impact of not doing so has financial, reputational, and regulatory implications. Disruptions caused by cyberattacks, data breaches, or system compromises can impact our business operations and financial performance. The Company maintains a global presence, with cybersecurity threat operations functioning 24/7 with the specific goal of identifying, preventing and mitigating cybersecurity threats and responding to cybersecurity incidents in accordance with established plans.

Cybersecurity risks are among the core enterprise risks that are subject to oversight by the Company's Audit Committee and ultimately, the Board of Directors (the "Board") where that oversight and review takes place at a regular cadence through quarterly reports. The Company's Security & Compliance Team ("S&C Team") has established policies, procedures, and controls to protect information assets, mitigate risks, and ensure compliance with relevant laws and regulations. The S&C Team regularly reviews and updates security practices, and stays updated on emerging threats, best practices, and evolving regulatory requirements to adapt Upland's security measures accordingly.

Risk Management and Strategy

A key part of the Company's strategy for managing risks from cybersecurity threats is the ongoing assessment and testing of the Company's processes and practices through auditing, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures. The Company regularly engages third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the Audit Committee, the Board, and, if needed, the Company adjusts its cybersecurity policies, standards, processes and practices based on the information provided by the assessments, audits and reviews.

The Company's Chief Security Officer ("CSO") and the S&C Team, work collaboratively across the Company to implement a program designed to protect our customer's data and the Company's information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents. To facilitate the success of this program, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents in accordance with the Company's incident response and recovery plans. Through the ongoing communications from these teams, the Chief Security Officer monitors the prevention, detection, mitigation and remediation of cybersecurity incidents in real time, and reports such incidents to Senior Leadership and the Audit Chair when appropriate.

In addition, the Company has established a Security Incident Response, Disaster Recover, and Business Continuity Team ("SIRT/DR/BCP") led by the CSO and consisting of (i) Chief Executive Officer, (ii) Chief Product Officer, (iii) Chief Financial Officer, (iv) President, Chief Operating Officer, and (v) Chief Legal Officer/ General Counsel and others.   When any defined incident occurs, the SIRT/DR/BCP team convenes to drive a remediation plan based on its security incidence response escalation process designed to contain potential incidents, investigate the root causes and corrective action required, notify relevant stakeholders and determine reporting requirements.

Governance

The Company's CSO is the member of the Company's management that is principally responsible for overseeing the Company's cybersecurity risk management program, in partnership with other business leaders across the Company. Our CSO has held leadership positions in information security for over 30 years, including serving as Chief Security Officer of large public and private organizations, with a high focus on data security. Team members that support the CSO and our information security program have relevant educational and industry experience, including holding Certified Information Systems Security Professional certifications.

The Audit Committee receives prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding such incident until it has been addressed. On a quarterly basis, the Audit Committee discusses the Company's approach to cybersecurity risk management with the Company's CSO and Company management. This discussion may include reports on cybersecurity risks, which address a wide range of topics including, for example, recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to the Company's peers and third parties.

The Company utilizes a cross-functional approach to address the risk from cybersecurity threats, involving management personnel from the Company's technology, operations, legal, risk management, internal audit and other key business functions, as well as the members of the Board and the Audit Committee in an ongoing dialogue regarding cybersecurity threats and incidents, while also implementing controls and procedures for the escalation of cybersecurity incidents pursuant to established thresholds so that decisions regarding the disclosure and reporting of such incidents can be made by management in a timely manner.

Item 2.   Properties

Our principal corporate offices are located in Austin, Texas, where we occupy approximately 9,900 square feet of space under lease that expires June 2025 with a new corporate office lease that commences in June 2025 for 10,385 square feet of space that expires in January 2033. We also lease office facilities domestically, some of which we sublease, located in New Hampshire, Nebraska, North Carolina, Ohio, Texas and Washington. Internationally, we lease office space in Australia, Canada, India, Ireland, Israel, Malaysia, Netherlands, Romania and the United Kingdom. We believe that our properties are generally suitable to meet our needs for the foreseeable future.

Item 3.   Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that we believe would, individually or taken together, have a material adverse effect on our business, operating results, financial condition, or cash flows.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the NASDAQ Global Market, or Nasdaq, under the symbol "UPLD".

As of March 7, 2025, the last reported sales price of our common stock on the Nasdaq Global Market was $2.82 and there were 29 stockholders of record of our common stock, including Broadridge Financial Solutions, Inc., which holds shares of our common stock on behalf of an indeterminable number of beneficial owners.

We have never declared or paid dividends on our common stock. We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings will be used for the operation and growth of our business. Any future determination to declare cash dividends would be subject to the discretion of our board of directors and would depend upon various factors, including our results of operations, financial condition and liquidity requirements, restrictions that may be imposed by applicable law and our contracts, and other factors deemed relevant by our board of directors. In addition, the terms of our loan facility currently restrict our ability to pay dividends.

Performance Graph

Notwithstanding any statement to the contrary in any of our filings with the SEC, the following information shall not be deemed "filed" with the SEC or "soliciting material" under the Securities Exchange Act of 1934 and shall not be incorporated by reference into any such filings irrespective of any general incorporation language contained in such filing.

The following graph compares the total cumulative stockholder return on our common stock with the total cumulative return of the Nasdaq Computer Technology Index (the "Computer Technology Index") and the S&P 500 Composite Index during the period commencing on December 31, 2019 and ending on December 31, 2024. The graph assumes a $100 investment at the beginning of the period in our common stock, the stocks represented in the S&P 500 Composite Index and the stocks represented in Computer Technology Index, and reinvestment of any dividends. The Computer Technology Index is designed to represent a cross section of widely-held U.S. corporations involved in various phases of the computer industry. The Computer Technology Index is market-value (capitalization) weighted, based on the aggregate market value of its 27 component stocks. Historical stock price performance should not be relied upon as an indication of future stock price performance.



Comparison of Cumulative Total Return of Upland Software, Inc.

Recent Sales of Unregistered Securities

None

Issuer Purchases of Equity Securities

None

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 10-K. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in "Item 1A. Risk Factors."

This section and other parts of this Annual Report on Form 10-K contain forward-looking statements that involve risks and uncertainties. Forward-looking statements may be identified by the use of forward-looking words such as "anticipate," "believe," "may," "will," "continue," "seek," "estimate," "intend," "hope," "predict," "could," "should," "would," "project," "plan," "expect" or the negative or plural of these words or similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are not guarantees of future performance and our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in the subsection entitled "Item 1A. Risk Factors" above, which are incorporated herein by reference. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. For a comparison of the years ended December 31, 2023 and 2022 refer to "Item 7. Management's Discussion and Analysis" in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 22, 2024. All information presented herein is based on our fiscal calendar. Unless otherwise stated, references in this report to particular years or quarters refer to our fiscal years ended December 31 and the associated quarters of those fiscal years. We assume no obligation to revise or update any forward-looking statements for any reason, except as required by law.

Overview

We enable global businesses to work smarter with over 20 proven cloud software products that increase revenue, reduce costs, and deliver immediate value. Our AI-powered solutions cover knowledge management, content lifecycle and workflow automation, and digital marketing. We service over 10,000 customers ranging from large global corporations and various government agencies as well as small and medium-sized businesses. Our customers operate in a wide variety of industries, including financial services, consulting services, technology, manufacturing, media, telecommunications, government, insurance, non-profit, healthcare, life sciences, legal, retail and hospitality.

Through a series of acquisitions and integrations, we have established a library of diverse software applications under the Upland brand that address specific digital transformation needs. Our revenue has grown from $149.9 million in the year ended December 31, 2018 to $274.8 million in the year ended December 31, 2024, representing a compound annual growth rate of 11%. During the years ended December 31, 2024, 2023 and 2022, non-US revenue as a percent of total revenue was 29%, 30%, and 30%, respectively.

Our operating results in a given period can fluctuate based on the mix of subscription and support, perpetual license and professional services revenue. For the years ended December 31, 2024, 2023 and 2022, our subscription and support revenue represented 95%, 95% and 94% of our total revenue, respectively. Historically, we have sold certain of our applications under perpetual licenses, which also are paid in advance. For the years ended December 31, 2024, 2023 and 2022, our perpetual license revenue accounted for 2%, 2% and 2% of our total revenue, respectively. The support agreements related to our perpetual licenses are one-year in duration and entitle the customer to support and unspecified upgrades. The revenue related to such support agreements is included as part of our subscription and support revenue. Professional services revenue consists of fees related to implementation, data extraction, integration and configuration and training on our applications. For the years ended December 31, 2024, 2023 and 2022, our professional services revenue accounted for 3%, 3%, and 4% of our total revenue, respectively.

To support continued growth, we may pursue acquisitions of complementary technologies and businesses. This may expand our product library, customer base and market access, resulting in increased benefits of scale.

Sunset Assets

In connection with periodic reviews of our business in 2022 and 2023, we decided to discontinue the availability of certain non-strategic product offerings and a limited number of non-strategic customer contracts (collectively referred to as "Sunset

Assets"). As a result of the discontinuation of these Sunset Assets, the Company has established end of life targets and reduced certain expenditures related to the sales and marketing of the Sunset Assets.

It is possible that during future periodic reviews of our business we may determine to add additional non-strategic product offerings or non-strategic customer contracts to Sunset Assets or remove certain product offerings or customer contracts from the classification of Sunset Assets. In either case, we will adjust the revenues attributable to Sunset Assets for the then current period and properly reflect the year over year change for such addition or removal.

Components of Operating Results

Revenue

Subscription and support revenue. We derive our subscription revenue from fees paid to us by our customers for use of our cloud-based applications. We recognize the revenue associated with subscription agreements ratably over the term of the agreement as the customer receives and consumes the benefits of the cloud services through the contract period. Our subscription agreements typically have terms of one to three years.

Our support revenue consists of maintenance fees associated with our perpetual licenses and hosting fees paid to us by our customers. Typically, when purchasing a perpetual license, a customer also purchases maintenance for which we charge a fee, priced as a percentage of the perpetual license fee. Maintenance agreements include the right to support and unspecified upgrades. We recognize the revenue associated with maintenance ratably over the term of the contract. In limited instances, at the customer's option, we may host the software purchased by a customer under a perpetual license on systems at our third-party data centers.

Perpetual license revenue. Perpetual license revenue reflects the revenue recognized from sales of perpetual licenses to new customers and additional perpetual licenses to existing customers. We generally recognize the license fee portion of the arrangement up-front at a point in time when the software is made available to the customer.

Professional services revenue. Professional services revenue consists of fees related to implementation, data extraction, integration and configuration and training on our applications. We generally recognize the revenue associated with these professional services over time as services are performed. Revenues for fixed price services are generally recognized over time applying input methods to estimate progress to completion. Revenues for consumption-based services are generally recognized as the services are performed.

Cost of Revenue

Cost of product revenue. Cost of product revenue consists primarily of hosting costs, personnel-related costs of our customer success and cloud operations teams, including salaries, benefits, bonuses, payroll taxes, stock-based compensation, and allocated overhead, as well as software license fees, internet connectivity, depreciation expenses, amortization of acquired intangible assets, specifically developed technology, as a result of business combination purchase accounting adjustments and pass-through costs directly related to delivering our applications. We expect that cost of revenues may increase in the future depending on the growth rate of our new customers and billings and our need to support the implementation, hosting and support of those new customers. We intend to continue to invest additional resources in expanding the delivery capability of our applications. As we add hosting infrastructure capacity and support personnel in advance of anticipated growth, our cost of product revenue will increase, and if such anticipated revenue growth does not occur, our product gross profit will be adversely affected both in terms of absolute dollars and as a percentage of total revenues in any particular quarterly or annual period. Our cost of product revenue is generally expensed as the costs are incurred. Developed technology is valued using a cost-to-recreate approach and is generally amortized over a four- to nine-year period.

Cost of professional services revenue. Cost of professional services revenue consists primarily of personnel-related costs, including salaries, benefits, bonuses, payroll taxes, stock-based compensation and allocated overhead, as well as the costs of contracted third-party vendors and reimbursable expenses. As most of our personnel are employed on a full-time basis, our cost of professional services revenue is largely fixed in the short-term, while our professional services revenue may fluctuate, leading to fluctuations in professional services gross profit. We expect that cost of professional services as a percentage of total revenues could fluctuate from period to period depending on the growth of our professional services business, the timing of sales of applications, and any associated costs relating to the delivery of services. Our cost of professional services revenue is generally expensed as costs are incurred.

Operating Expenses

Our operating expenses are classified into six categories: sales and marketing, research and development, general and administrative, depreciation and amortization, acquisition-related expenses and impairment of goodwill. For each category, other than depreciation and amortization and impairment of goodwill, the largest expense component is primarily personnel-related costs, which includes salaries, employee benefit costs, bonuses, commissions, stock-based compensation, and payroll taxes. Operating expenses also include allocated overhead costs for facilities, which are allocated to each department based on relative department headcount. Operating expenses are generally recognized as incurred.

Sales and marketing. Sales and marketing expenses primarily consist of personnel-related costs for our sales and marketing staff, including salaries, benefits, deferred commission amortization, bonuses, payroll taxes, stock-based compensation and allocated overhead, as well as costs of promotional events, corporate communications, online marketing, product marketing and other brand-building activities. Sales commissions earned by our sales force, and related payroll taxes, are considered incremental and recoverable costs of obtaining a contract with a customer. Deferred commissions and other costs for a particular customer agreement for initial contracts are amortized over the expected life of the customer relationships while deferred commissions related to contract renewals are amortized over average renewal term. Sales commissions, and related payroll taxes, are earned when the initial customer contract is signed and upon any renewal as our obligation to pay a sales commission arises at these times. Sales and marketing expenses may fluctuate as a percentage of total revenues for a variety of reasons including the timing of such expenses, in any particular quarter or annual period.

Research and development. Research and development expenses primarily consist of personnel-related costs of our research and development staff, including salaries, benefits, bonuses, payroll taxes, stock-based compensation, allocated overhead and costs of certain third-party contractors. Research and development costs related to the development of our software applications are generally recognized as incurred. We have devoted our product development efforts primarily to enhancing the functionality, and expanding the capabilities, of our applications. Investment tax credits are included as a reduction of research and development costs. Investment tax credits are recorded in the year in which the research and development costs of the capital expenditures are incurred, provided that we are reasonably certain that the credits will be received. The investment tax credit must be examined and approved by the tax authorities, and it is possible that the amounts granted will differ from the amounts recorded.

General and administrative. General and administrative expenses primarily consist of personnel-related costs for our executive, administrative, accounting and finance, information technology, legal, accounting and human resource staff, including salaries, benefits, bonuses, payroll taxes, stock-based compensation, allocated overhead, professional fees and other corporate expenses. We have recently incurred, and expect to continue to incur, additional expenses as we grow our operations, including potentially higher legal, corporate insurance, accounting and auditing expenses and the additional costs of enhancing and maintaining our internal control environment. General and administrative expenses may fluctuate as a percentage of revenue, and overtime we expect that general and administrative expenses will decrease as a percent of revenue due to operational efficiencies.

Depreciation and amortization. Depreciation and amortization expenses primarily consist of depreciation and amortization of acquired intangible assets, specifically customer relationships and trade names, as a result of business combination purchase accounting adjustments. The valuation of identifiable intangible assets reflects management's estimates based on, among other factors, use of established valuation methods. Customer relationships are valued using an income approach, which estimates fair value based on the earnings and cash flow capacity of the subject asset and are amortized over a seven to ten-year period. The value of the trade name intangibles are determined using a relief from royalty method, which estimates fair value based on the value the owner of the asset receives from not having to pay a royalty to use the asset and are amortized over mostly a three-year period.

Acquisition-related expenses. Acquisition-related expenses are typically incurred for up to four quarters after each acquisition, with the majority of these costs being incurred within six to nine months, to transform the acquired business into the Company's UplandOne platform. These expenses can vary based on the size, timing and location of each acquisition. These acquisition-related expenses include transaction related expenses such as banker fees, legal and professional fees, insurance costs and deal bonuses. These acquisition-related expenses also include transformational expenses such as severance, compensation for transitional personnel, office lease terminations and vendor cancellations. Generally these acquisition-related expenses should no longer be material if the Company has done no acquisitions after one year.

Impairment of goodwill. Goodwill impairment is recognized on a non-recurring basis when the carrying value (or GAAP basis book value) of our Company (which is our only reporting unit) exceeds the estimated fair value of our Company as determined by reference to a number of factors and assumptions, including the spot closing price of our Common Stock as of a certain reporting or measurement date. We assess goodwill for impairment annually on October 1st, or more frequently when an event occurs which could cause the carrying value of our Company to exceed the estimated fair value of our Company. See "*Note 5. Goodwill and Other Intangible Assets*" in the notes to our consolidated financial statements for more information regarding our first quarter 2024, our first quarter 2023 and our fourth quarter 2022 goodwill impairment charges. We will continue to evaluate goodwill impairment in future periods.

Total Other Expense

Total other expense consists primarily of amortization of debt issuance costs over the term of the related term loan, revaluation of foreign subsidiaries, interest expense on outstanding debt, partially offset by interest income on our interest-bearing cash balances held in money market accounts. We participate in interest rate swap agreements for the purpose of reducing variability in interest rate payments on the Company's outstanding term loans. These interest rate swaps fix a portion of the Company's interest rate (including the hedge premium) at 5.4% for the term of the Credit Facility (as hereinafter defined in "*Liquidity and Capital Resources—Credit Facility*"). In addition, gains/losses on divested assets that meet the definition of a business under ASC 805-10, *Business Combination—Overall*, are included in Total other expense.

Income Taxes

Because we have not generated domestic net income in any period to date, we have recorded a full valuation allowance against our domestic net deferred tax assets, exclusive of tax deductible goodwill. We have historically not recorded any material provision for federal or state income taxes, other than deferred taxes related to tax deductible goodwill and current taxes in certain separate company filing states and states in which loss carryforwards do not fully offset taxable income. The balance of the tax benefit for the years ended December 31, 2024, 2023 and 2022, outside of tax deductible goodwill and current taxes in separate filing states, is related to foreign income taxes, primarily operations of our subsidiaries in Canada and Ireland, and to the release of valuation allowances associated with acquisitions of domestic entities with a benefit generated in the UK and Australia fully offset by valuation allowances. Realization of any of our domestic deferred tax assets depends upon future earnings, the timing and amount of which are uncertain. Based on analysis of acquired net operating losses, utilization of our net operating losses will be subject to annual limitations due to the ownership change rules under the Internal Revenue Code of 1986, as amended, or the Code, and similar state provisions. In the event we have subsequent changes in ownership, the availability of net operating losses and research and development credit carryovers could be further limited.

Results of Operations

Consolidated Statements of Operations Data

The following tables set forth our results of operations for the specified periods, as well as our results of operations for the specified periods as a percentage of revenue. The period-to-period comparisons of results of operations are not necessarily indicative of results for future periods (dollars in thousands, except share and per share data).

| | **Year Ended December 31,** | | | | | |
| | **2024** | | **2023** | | **2022** | |
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	Percent of Revenue
Revenue:						
Subscription and support	$ 260,685	95%	$ 281,554	95%	$ 297,887	94%
Perpetual license	5,837	2%	6,077	2%	6,948	2%
Total product revenue	266,522	97%	287,631	97%	304,835	96%
Professional services	8,272	3%	10,221	3%	12,468	4%
Total revenue	274,794	100%	297,852	100%	317,303	100%
Cost of revenue:						
Subscription and support (1)(2)	76,037	28%	88,894	30%	93,948	30%
Professional services and other	5,055	2%	7,467	2%	9,793	3%
Total cost of revenue	81,092	30%	96,361	32%	103,741	33%
Gross profit	193,702	70%	201,491	68%	213,562	67%
Operating expenses:						
Sales and marketing (1)	66,301	24%	64,342	22%	59,416	19%
Research and development (1)	47,365	17%	49,375	17%	46,187	15%
General and administrative (1)	49,463	18%	61,264	21%	70,462	22%
Depreciation and amortization	45,622	17%	58,614	20%	43,669	14%
Acquisition-related expenses	19	—%	3,060	—%	21,556	6%
Impairment of goodwill	87,227	32%	128,755	43%	12,500	4%
Total operating expenses	295,997	108%	365,410	123%	253,790	80%
Loss from operations	(102,295)	(38)%	(163,919)	(55)%	(40,228)	(13)%
Other expense:						
Interest expense, net	(8,939)	(3)%	(18,684)	(6)%	(29,145)	(9)%
Other income (expense), net	1,142	—%	236	—%	(781)	—%
Total other expense	(7,797)	(3)%	(18,448)	(6)%	(29,926)	(9)%
Loss before benefit from (provision for) income taxes	(110,092)	(41)%	(182,367)	(61)%	(70,154)	(22)%
Benefit from (provision for) income taxes	(2,640)	—%	2,493	1%	1,741	—%
Net loss	(112,732)	(41)%	(179,874)	(60)%	(68,413)	(22)%
Preferred stock dividends and accretion	(5,592)	(2)%	(5,347)	(2)%	(1,846)	(1)%
Net loss attributable to common stockholders (3)	$ (118,324)	(43)%	$ (185,221)	(62)%	$ (70,259)	(22)%
Net loss per common share:						
Loss from continuing operations per common share, basic and diluted (3)	$ (4.26)		$ (5.77)		$ (2.23)	
Weighted-average common shares outstanding, basic and diluted (3)	27,789,248		32,074,906		31,528,881	

(1) Includes stock-based compensation. See table below for stock-based compensation by operating expense line item.

	Year Ended December 31,		
	2024	**2023**	**2022**
	(dollars in thousands)		
Stock-based compensation:			
Cost of revenue	$ 765	$ 952	$ 1,984
Research and development	2,095	2,463	2,733
Sales and marketing	1,512	2,059	4,239
General and administrative	10,898	17,400	32,646
Total	$ 15,270	$ 22,874	$ 41,602

(2) Includes depreciation and amortization of $9.4 million, $13.4 million and $12.5 million in the years ended December 31, 2024, 2023 and 2022, respectively.

(3) See "*Note 8 Net Loss Per Share*" in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a discussion and a reconciliation of historical net loss attributable to common stockholders and weighted average shares outstanding for historical basic and diluted net loss per share calculations.

Comparison of Years Ended December 31, 2024 and December 31, 2023

Revenue

	Year Ended December 31,					
	2024		**2023**		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
	(dollars in thousands)					
Revenue:						
Subscription and support	$ 260,685	95%	$ 281,554	95%	$ (20,869)	(7)%
Perpetual license	5,837	2%	6,077	2%	(240)	(4)%
Total product revenue	266,522	97%	287,631	97%	(21,109)	(7)%
Professional services	8,272	3%	10,221	3%	(1,949)	(19)%
Total revenue	$ 274,794	100%	$ 297,852	100%	$ (23,058)	(8)%

Subscription and support revenue was $260.7 million in the year ended December 31, 2024, compared to $281.6 million in the year ended December 31, 2023, a decrease of $20.9 million, or 7%. $17.1 million of the decrease relates to declining revenue from Sunset Assets as a result of reduced sales and marketing focus on those assets. Subscription and support revenues related to overage charges decreased by $1.4 million as a result of variable demand fluctuations in the year ended December 31, 2024. Additional decreases in Subscription and support revenue of $2.4 million are due to decreases in customer renewals across product lines and industries.

Perpetual license revenue was $5.8 million in the year ended December 31, 2024, compared to $6.1 million in the year ended December 31, 2023, a decrease of $0.3 million, or 4%. The decrease is attributable to decreases in customer purchases of on-premise software.

Professional services revenue was $8.3 million in the year ended December 31, 2024, compared to $10.2 million in the year ended December 31, 2023, a decrease of $1.9 million, or 19%. Professional services revenue related to our Sunset Assets decreased by $0.5 million. The remaining decrease in professional services revenue is attributable to fewer implementation projects in the year ended December 31, 2024.

Cost of Revenue and Gross Profit Margin

	Year Ended December 31,					
	2024		**2023**		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
	(dollars in thousands)					
Cost of revenue:						
Subscription and support (1)	$ 76,037	28%	$ 88,894	30%	$ (12,857)	(14)%
Professional services	5,055	2%	7,467	2%	(2,412)	(32)%
Total cost of revenue	81,092	30%	96,361	32%	(15,269)	(16)%
Gross profit	$ 193,702	70%	$ 201,491	68%	$ (7,789)	(4)%
(1) Includes depreciation and amortization expense as follows:						
Depreciation	$ —	—%	$ 5	—%	$ (5)	(100)%
Amortization	$ 9,364	3%	$ 13,366	4%	$ (4,002)	(30)%

Cost of subscription and support revenue was $76.0 million in the year ended December 31, 2024, compared to $88.9 million in the year ended December 31, 2023, a decrease of $12.9 million, or 14%. This decrease was the result of a decrease in non-cash amortization of intangible assets of $4.0 million associated with our Sunset Assets, a decrease of $4.9 million in hosting and infrastructure costs, a decrease of $2.9 million in personnel-related costs and a decrease of $1.4 million in variable telecom carrier costs and other expenses. These decreases were offset by an increase in professional fees of $0.4 million.

Cost of professional services revenue was $5.1 million in the year ended December 31, 2024, compared to $7.5 million in the year ended December 31, 2023, a decrease of $2.4 million, or 32%. The decrease in cost of professional services revenue is related to a decrease in personnel-related costs resulting from decreased professional services delivered.

Operating Expenses

Sales and Marketing Expense

	Year Ended December 31,					
	2024		**2023**		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
	(dollars in thousands)					
Sales and marketing	$ 66,301	24%	$ 64,342	22%	$ 1,959	3%

Sales and marketing expense was $66.3 million in the year ended December 31, 2024, compared to $64.3 million in the year ended December 31, 2023, an increase of $2.0 million, or 3%. Sales and marketing expense increased $4.3 million as a direct result of our intentional investment in our go to market strategy, including increased marketing spend and personnel-related costs to strengthen our marketing and demand generation. This increase is partially offset by a decrease of $2.5 million in sales and marketing expense related to our Sunset Assets.

Research and Development Expense

	Year Ended December 31,					
	2024		**2023**		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
	(dollars in thousands)					
Research and development	$ 47,365	17%	$ 49,375	17%	$ (2,010)	(4)%

Research and development expense was $47.4 million in 2024, compared to $49.4 million in 2023, a decrease of $2.0 million, or 4%. Research and development expense decreased primarily due to a decrease of $2.0 million of research and development costs related to our Sunset Assets offset by a slight increase in personnel-related costs related to product development.

General and Administrative Expense

	Year Ended December 31,					
	2024		**2023**		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
	(dollars in thousands)					
General and administrative	$ 49,463	18%	$ 61,264	21%	$ (11,801)	(19)%

General and administrative expense was $49.5 million in 2024, compared to $61.3 million in 2023, a decrease of $11.8 million, or 19%. This decrease was driven primarily by lower non-cash stock compensation expense of $6.5 million due to lower grant date fair values, lower personnel-related costs of $2.9 million in response to intentional cost cutting measures, lower professional fees of $2.1 million primarily due to lower tax fees and legal fees related to non-recurring litigation and decreases in insurance and other costs of $0.2 million.

Depreciation and Amortization Expense

	Year Ended December 31,					
	2024		**2023**		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
	(dollars in thousands)					
Depreciation and amortization:						
Depreciation	$ 1,222	1%	$ 1,414	1%	$ (192)	(14)%
Amortization	44,400	16%	57,200	19%	(12,800)	(22)%
Total depreciation and amortization	$ 45,622	17%	$ 58,614	20%	$ (12,992)	(22)%

Depreciation and amortization expense was $45.6 million in 2024, compared to $58.6 million in 2023, a decrease of $13.0 million, or 22%. The decrease in amortization expense relates to the 2023 reduction in the useful life expected for the acquired intangible assets such as customer relationships and tradenames for our Sunset Assets. The decrease in depreciation is due to assets becoming fully depreciated during 2024.

Acquisition-related Expense

	Year Ended December 31,					
	2024		**2023**		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
	(dollars in thousands)					
Acquisition-related expense	$ 19	—%	$ 3,060	—%	$ (3,041)	(99)%

Acquisition-related expense was $0.0 million in 2024, compared to $3.1 million for 2023, a decrease of $3.1 million, or 99%. The decrease in expense was a result of no acquisitions in 2024. Expense in 2023 primarily related to final settlements of the 2022 acquisitions.

Impairment of goodwill

	Year Ended December 31,					
	2024		**2023**		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
	(dollars in thousands)					
Impairment of goodwill	$ 87,227	32%	$ 128,755	43%	$ (41,528)	(32)%

Goodwill impairment is recognized on a non-recurring basis when the carrying value (or GAAP basis book value) of our Company (which is our only reporting unit) exceeds the estimated fair value of our Company as determined by reference to a number of factors and assumptions, including the trends in the stock price of our Common Stock. We assess goodwill for impairment annually on October 1st, or more frequently when an event occurs which could cause the carrying value of our Company to exceed the estimated fair value of our Company. As a result of declines in our stock price during the three months ended March 31, 2024 and the three months ended March 31, 2023, we performed goodwill impairment evaluations in each quarter which resulted in impairments of goodwill was $87.2 million and $128.8 million, respectively.

Other Expense, net

	Year Ended December 31,					
	2024		**2023**		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
	(dollars in thousands)					
Other Expense:						
Interest expense, net	$ (8,939)	(3)%	$ (18,684)	(6)%	$ 9,745	(52)%
Other expense, net	1,142	—%	236	—%	906	384%
Total other expense	$ (7,797)	(3)%	$ (18,448)	(6)%	$ 10,651	(58)%

Interest expense, net was $8.9 million in 2024, compared to $18.7 million for 2023, a decrease of $9.8 million, or 52%. The decrease results from the recognition of $10.6 million more in benefit from the recognition of amounts reclassified from accumulated other comprehensive income benefit related to our interest rate swaps, the decrease in cash interest expense of $3.1 million net of the cash flows from the interest rate swaps due to lower interest rates as well as a decrease in outstanding borrowings on our Credit Facility and the decrease of $0.2 million of other interest charges. These decreases in interest expense, net were offset by the recognition of the decline in fair value of the de-designated interest rates swaps after August 2024 of $1.6 million and the decrease in interest income on our deposits of $2.5 million due to lower interest rates and lower invested cash balance.

Other income, net was $1.1 million in 2024, compared to other income of $0.2 million in 2023, a change $0.9 million. The difference in other expense is primarily due to an increase in foreign currency exchange gains compared to 2023.

Benefit from Income Taxes

	Year Ended December 31,					
	2024		**2023**		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
	(dollars in thousands)					
Benefit from (provision for) income taxes	$ (2,640)	—%	$ 2,493	1%	$ (5,133)	(206)%
Effective income tax rate	2.4 %		(1.4)%			

Provision for income taxes was $2.6 million in 2024, compared to a benefit for income taxes of $2.5 million in 2023, an increase in the provision for income taxes of $5.1 million, or 206%. This increased expense was primarily related to the increased expense in Canada and reduced benefit in the UK for 2024. The 2024 increased expense was also impacted by a material goodwill impairment in 2024, changes in deferred tax liabilities associated with amortization of U.S. tax deductible goodwill and U.S. state taxes in certain states in which the Company does not file on a consolidated basis or have net operating loss carryforwards. The increase in tax expense was partially offset by reduced tax expense related to other international operations.

Comparison of Years Ended December 31, 2023 and December 31, 2022

For a comparison of the years ended December 31, 2023 and 2022 refer to "*Item 7. Management's Discussion and Analysis*" in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 22, 2024.

Key Metrics and Non-GAAP Financial Measures

In addition to the GAAP financial measures described in "*Results of Operations*" above, we regularly review the following key metrics and non-GAAP financial measures to evaluate and identify trends in our business, measure our performance, prepare financial projections and make strategic decisions (in thousands, except percentages):

	As of December 31,		
	2024	**2023**	**2022**
Other Financial Data (unaudited):			
Annualized recurring revenue value at year-end	$225,620	$242,136	$266,278
Annual net dollar retention rate	96%	95%	95%
Adjusted EBITDA	$ 55,638	$ 64,438	$ 97,105

Key Metrics

Annualized recurring revenue value at year-end

We define annualized recurring revenue ("ARR") as the value as of December 31 that equals the monthly value of our recurring revenue under support and subscription contracts excluding month-to-month contracts measured as of December 31 multiplied by 12. This measure excludes the revenue value of uncontracted overage fees, on-demand or monthly usage service fees. As a metric, ARR mitigates fluctuations in revenue recognition due to certain factors, including contract term and the sales mix of recurring revenue contracts and perpetual licenses. ARR does not have any standardized meaning and may not be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenues and deferred revenues and is not intended to be combined with or to replace either of those elements of our financial statements. ARR is not a forecast and the active contracts at the end of a reporting period used in calculating ARR may or may not be extended or renewed by our clients. Refer to "*Note 3 Acquisitions*" and "*Note 5 Goodwill and Other Intangible Assets*" in the notes to the consolidated financial statements for further discussion.

Our ARR was $225.6 million, $242.1 million and $266.3 million as of December 31, 2024, 2023 and 2022, respectively.

Annual net dollar retention rate

We measure our ability to grow and retain ARR from existing clients using a metric we refer to as our annual net dollar retention rate. We define annual net dollar retention rate as of December 31 as the aggregate ARR as of December 31 from those customers that were also customers as of December 31 of the prior fiscal year, divided by the aggregate ARR value from all customers as of December 31 of the prior fiscal year. This measure excludes the revenue value of uncontracted overage fees, on-demand service fees and our Sunset Assets.

Our annual net dollar retention rate was 96%, 95% and 95% as of December 31, 2024, 2023 and 2022, respectively.

Non-GAAP Financial Measures

Adjusted EBITDA

We monitor Adjusted EBITDA to help us evaluate the effectiveness and efficiency of our operations. We define Adjusted EBITDA as net income (loss), calculated in accordance with GAAP, adjusted for depreciation and amortization expense, net interest expense, loss on debt extinguishment, net other expense, benefit from income taxes, stock-based compensation expense, acquisition-related expense, purchase accounting deferred revenue discount and impairment of goodwill.

Adjusted EBITDA is a non-GAAP financial measure that our management believes provides useful information to management, investors and others in understanding and evaluating our operating results for the following reasons:

- Adjusted EBITDA is widely used by our investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company depending upon their financing, capital structures and the method by which assets were acquired;

- Our management uses Adjusted EBITDA in conjunction with GAAP financial measures for planning purposes, in the preparation of our annual operating budget, as a measure of our operating performance, to assess the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance because Adjusted EBITDA eliminates the impact of items that we do not consider indicative of our core operating performance;

- Adjusted EBITDA provides more consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our operations and also facilitates comparisons with other companies, many of which use similar non-GAAP financial measures to supplement their GAAP results; and

- Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP.

The use of Adjusted EBITDA as an analytical tool has limitations such as:

- Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP.

- Impairment of goodwill and depreciation and amortization are non-cash charges, and the assets being depreciated or amortized, which contribute to the generation of revenue, will often have to be replaced in the future and Adjusted EBITDA does not reflect cash requirements for such replacements; however, much of the depreciation and amortization relates to amortization of acquired intangible assets as well as the goodwill as a result of business combination purchase accounting adjustments, which will not need to be replaced in the future;

- Adjusted EBITDA may not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;

- Adjusted EBITDA does not reflect the potentially dilutive impact of stock-based compensation;

- Adjusted EBITDA does not reflect interest or tax payments that could reduce cash available for use; and,

- other companies, including companies in our industry, might calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as comparative measures.

Because of these limitations, you should consider Adjusted EBITDA together with other financial performance measures, including various cash flow metrics, net loss and our other GAAP results.

The following table presents a reconciliation of Net loss from continuing operations to Adjusted EBITDA for each of the periods indicated (in thousands).

	Year Ended December 31,		
	2024	**2023**	**2022**
Net loss	$(112,732)	$(179,874)	$ (68,413)
Depreciation and amortization expense	54,986	71,985	56,146
Interest expense, net	8,939	18,684	29,145
Other expense, net	(1,142)	(236)	781
Benefit from (provision for) income taxes	2,640	(2,493)	(1,741)
Stock-based compensation expense	15,270	22,874	41,602
Acquisition-related expense	19	3,060	21,556
Non-recurring litigation costs	187	1,126	33
Purchase accounting deferred revenue discount	244	557	5,496
Impairment of goodwill	87,227	128,755	12,500
Adjusted EBITDA	$ 55,638	$ 64,438	$ 97,105

Core Organic Growth Rate

Beginning with the three months ended June 30, 2023, we began disclosing our Core Organic Growth Rate, a non-GAAP financial measure. We use Core Organic Growth Rate as a key performance measure to assess our consolidated operating performance over time and for planning and forecasting purposes. Core Organic Growth Rate is the percentage change between two reported periods in subscription and support revenue, excluding subscription and support revenue from Sunset Assets and Overage Charges, as defined below. We calculate our year-over-year Core Organic Growth Rate as though all acquisitions or dispositions closed as of the end of the latest period were closed as of the first day of the prior year period presented. Core Organic Growth Rate does not represent actual organic revenue generated by our business as it stood at the beginning of the respective period.

For the three-month period ended December 31, 2024, our Core Organic Growth Rate was 0.0%.

Core Organic Growth Rates are not necessarily indicative of either future results of operations or actual results that might have been achieved had certain Sunset Asset classifications not been made or had certain acquisitions or dispositions been consummated on the first day of the prior year period presented. We believe that this metric is useful to management and investors in analyzing our financial and operational performance period-over-period along with evaluating the growth of our business normalized for the impact of acquisitions and dispositions, as well as adjusting for the exclusion of non-core Sunset Assets and non-committed Overage Charges. For example, by including pre-acquisition revenue, Core Organic Growth Rate allows us to measure the underlying revenue growth of our business as of the end of the period presented, which we believe provides insight into our current performance.

Related Defined Terms

Overage Charges are subscription and support revenues earned in addition to contractual minimum customer commitments as a result of the usage volume of services including text and e-mail messaging and third-party pass-through costs that exceed the levels stipulated in contracts with the Company.

The following table represents a reconciliation of total revenue, the most comparable GAAP measure, to core organic revenue for each of the periods indicated.

	Three Months Ended December 31,	
	2024	**2023**
	(dollars in thousands)	
Reconciliation of total revenue to core organic revenue:		
Total revenue	$ 68,027	$ 72,178
Less:		
Perpetual license revenue	1,531	1,760
Professional services revenue	2,164	2,234
Subscription and support revenue from Sunset Assets	7,084	10,405
Overage Charges	908	1,413
Core organic revenue	$ 56,340	$ 56,366

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from operating activities, the raising of capital including sales of our common stock and our convertible preferred stock, and borrowings under our Credit Facility (as hereinafter defined). We believe that current cash and cash equivalents and cash flows from operating activities will be sufficient to fund our operations for at least the next twelve months.

The following table summarizes our liquidity for the periods indicated:

	Year Ended December 31,	
	2024	**2023**
	(dollars in thousands)	
Cash, cash equivalents and restricted cash	$ 57,052	$ 236,559
Available borrowings from our Revolving Credit Facility [(1)]	—	60,000
Total Liquidity	$ 57,052	$ 296,559

(1) Loans under the Revolver could be borrowed, repaid and reborrowed until it matured on August 6, 2024.

The $179.5 million decrease in cash and cash equivalents from December 31, 2023 to December 31, 2024 was due primarily to the $183.0 million additional principal pay down of amounts outstanding under our Term Loans during 2024 compared to $35 million additional principal payments in 2023. In addition, cash flow from operations was $25.7 million less than in prior year due primarily to the one time cash inflow of $20.5 million from the sale of a portion of our interest rate swaps and other net cash inflows from operations.

Our cash and cash equivalents held by our foreign subsidiaries was $32.4 million as of December 31, 2024. If these funds held by our foreign subsidiaries are needed for our domestic operations, we may be required to accrue and pay U.S. taxes to repatriate these funds to the U.S. However, our intent is to permanently reinvest these funds outside the U.S. and our current plans do not demonstrate a need to repatriate them to fund our domestic operations. We do not provide for federal income taxes on the undistributed earnings of our foreign subsidiaries.

As of December 31, 2024 and 2023, we had a working capital deficit of $2.0 million and a working capital surplus of $169.6 million, respectively.

Credit Facility

Our Credit Facility, as defined and described in *"Note 7. Debt"*, is comprised of fully drawn Term Loans as of December 31, 2024. The Term Loans are repayable on a quarterly basis with any amount remaining unpaid due and payable in full on August 6, 2026. Our $60.0 million revolving credit facility matured on August 6, 2024 with no amounts drawn.

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,	
	2024	**2023**
	(dollars in thousands)	
Consolidated Statements of Cash Flow Data:		
Net cash provided by operating activities	$ 24,239	$ 49,943
Net cash used in investing activities	(882)	(1,220)
Net cash used in financing activities	(202,307)	(61,384)
Effect of exchange rate fluctuations on cash, cash equivalents and restricted cash	(557)	567
Change in cash, cash equivalents and restricted cash	(179,507)	(12,094)
Cash, cash equivalents and restricted cash, beginning of period	236,559	248,653
Cash, cash equivalents and restricted cash, end of period	$ 57,052	$ 236,559

Cash Flows from Operating Activities

Cash provided by operating activities is significantly influenced by the amount of cash we invest in personnel and infrastructure to support the anticipated growth of our business. Our working capital consists primarily of cash, receivables from customers, prepaid assets, unbilled professional services, deferred commissions, accounts payable, accrued compensation and other accrued expenses, acquisition related earnout and holdback liabilities, lease liabilities and deferred revenues. The volume of professional services rendered, the volume and timing of customer bookings and contract renewals, and the related timing of collections and renewals on those bookings, as well as the timing of spending commitments and payments of our accounts payable, accrued expenses, accrued payroll and related benefits, all affect these account balances.

Cash provided by operating activities was $24.2 million for 2024 compared to $49.9 million for 2023, a decrease of $25.7 million. This decrease in operating cash flow is generally attributable to a one-time $20.5 million cash gain on the sale of a portion of our interest rate swaps in August 2023. The working capital sources of cash outweighed the working capital uses of cash but 2024 non-cash adjustments to net loss were less than 2023 due to decreases in goodwill impairment, depreciation and amortization, stock-based compensation and non-cash interest.

A substantial source of cash is invoicing for subscriptions and support fees in advance, which is recorded as deferred revenue, and is included on our consolidated balance sheet as a liability. Deferred revenue consists of the unearned portion of booked fees for our software subscriptions and support and for professional services, which is amortized into revenue in accordance with our revenue recognition policy. We assess our liquidity, in part, through an analysis of new subscriptions invoiced, expected cash receipts on new and existing subscriptions, and our ongoing operating expense requirements.

Cash Flows from Investing Activities

Historically, our primary investing activities have consisted of acquisitions of complementary technologies and businesses. As our business grows and evolves, we expect our primary investing activities to continue to expand and refine our product library, customer base, and market access, as well as routine purchases of office equipment.

Cash used in investing activities consisted of purchases of property and equipment of $0.9 million in 2024 compared to purchases of property and equipment of $1.2 million in 2023, a decrease of $0.3 million as a result of fewer purchases of office equipment in 2024.

Cash Flows from Financing Activities

Our primary financing activities have consisted of capital raised to fund our acquisitions, proceeds from debt obligations incurred to finance our acquisitions, repayments of our debt obligations, and share based tax payment activity.

Cash used in financing activities increased $140.9 million in 2024 compared to 2023. The additional uses of cash in financing activities relates primarily to additional prepayments of $183.0 million of the outstanding Term Loans in 2024 compared to prepayments of $35.0 million in 2023. This is offset by cash used for Common Stock repurchases of $11.0 million in 2024 compared to $14.1 million in 2023.

Contractual Payment Obligations

The following table summarizes our future contractual obligations as of December 31, 2024 (in thousands):

	Next 12 Months		Beyond 12 Months		Total	
Debt Obligations [1]	$	5,400	$	288,250	$	293,650
Interest on Debt Obligations [2]		24,902		14,650		39,552
Operating Lease Obligations [3]		1,130		746		1,876
Purchase Commitments [4]		16,469		3,651		20,120
Total	$	47,901	$	307,297	$	355,198

(1) Consists of contractual principal payments on our Credit Facility. See "*Liquidity and Capital Resources*" above for further discussion regarding our Credit Facility.

(2) Future interest on debt obligations is calculated using the interest rate effective as of December 31, 2024. We have entered into floating-to-fixed interest rate swap agreements to limit exposure to interest rate risk related to a portion of our debt. See "*Item 7A. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk*" for further discussion.

(3) We lease office space under operating leases that expire between 2024 and 2033. Operating lease obligations above do not include the impact of future rental income related to agreements we have entered into to sublet excess office space as a result of our transformation activities.

(4) We define a purchase commitment as an agreement that is enforceable and legally binding and that specifies all significant terms, including: fixed or minimum services to be used; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Obligations under contracts that we can cancel without a significant penalty are not included. In addition, purchase orders are not included as they represent authorizations to purchase rather than binding agreements.

The Company has purchase commitments related to hosting services, third-party technology used in the Company's solutions and for other services the Company purchases as part of normal operations. In certain cases these arrangements require a minimum annual purchase commitment.

Critical Accounting Policies and the Use of Estimates

We prepare our consolidated financial statements in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

While our significant accounting policies are more fully described in "*Note 2. Basis of Presentation and Summary of Significant Accounting Policies*" in the notes to the consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K, we believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

Income Taxes

We are subject to income taxes in the United States and several foreign jurisdictions. Significant judgment is required in evaluating and estimating our provision for these taxes. There are many transactions that occur during the ordinary course of business for which the ultimate tax determination is uncertain. The Tax Act has provisions that require additional guidance on specific interpretations of the tax law changes. Our provision for income taxes could be adversely affected by our earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, losses incurred in jurisdictions for which we are not able to realize the related tax benefit, changes in foreign currency exchange rates, entry into new businesses and geographies and changes to our existing businesses, acquisitions and investments, changes in our deferred tax assets and liabilities including changes in our assessment of valuation allowances, changes in the relevant tax laws or interpretations of these tax laws, and developments in current and future tax examinations.

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities will be recognized in the period that includes the enactment date. We make significant estimates in determining the value of our deferred tax assets. These estimates include, but are not limited to, the expected reversal periods of deferred tax assets and liabilities, the availability of net operating losses and other carryovers and consideration of the future ability to generate taxable income. These estimates are inherently uncertain and unpredictable, and if different estimates were used, it would impact the value of our deferred tax assets and the income tax benefit recognized in fiscal 2024 and in future periods when the deferred taxes are realized.

A valuation allowance is established against our deferred tax assets to reduce their carrying value to an amount that is more likely than not to be realized. As of December 31, 2024 we recorded a valuation allowance of $50.4 million against our deferred tax assets. If, in the future, we evaluate that our deferred tax assets are not more likely than not to be realized, an increase in the related valuation allowance could result in a material income tax expense in the period such determination is made.

The Company has adopted an indefinite reinvestment position whereby foreign earnings for foreign subsidiaries are expected to be reinvested and future earnings are not expected to be repatriated. As a result of this policy, no deferred tax liability has been accrued in anticipation of future dividends from foreign subsidiaries.

The Company accounts for the uncertainty of income taxes based on a "more likely than not" threshold for the recognition and derecognition of tax positions. The Company's policy is to account for interest and penalties as a component of income tax expense.

Goodwill Impairment

We assess goodwill for impairment annually on October 1st, or more frequently when an event occurs which could cause the carrying value (or GAAP basis book value) of our Company to exceed the estimated fair value of our Company.

As we operate as one reporting unit, the goodwill impairment evaluation is performed at the consolidated entity level by comparing the estimated fair value of the Company to its carrying value. We first assess qualitative factors to determine whether it is more likely than not that the fair value of our single reporting unit is less than its carrying value. qualitative factors considered include: industry and market considerations; macroeconomic conditions; and other relevant events and factors. Based on the qualitative assessment, if it is determined that it is more likely than not that the Company's fair value is less than its carrying value, then we perform a quantitative analysis using a fair-value-based approach to determine if the fair value of our reporting unit is less than its carrying value. Performing a quantitative goodwill impairment test includes the determination of the fair value of a reporting unit and involves significant estimates and assumptions. These estimates and assumptions include, among others, revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, and future economic and market conditions. See "*Note 5. Goodwill and Other Intangible Assets*" for more information regarding our 2024, 2023, and 2022 goodwill impairments.

Recent Accounting Pronouncements

For information with respect to recent accounting pronouncements and the impact of these pronouncements on our consolidated financial statements, refer to "*Note 2. Basis of Presentation and Summary of Significant Accounting Policies*" in the notes to the consolidated financial statements included in "*Part II—Item 8. Financial Statements and Supplementary Data*" of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate, foreign exchange and inflation risks, as well as risks relating to changes in the general economic conditions in the countries where we conduct business. The statement of operations impact is mitigated by having an offsetting liability in deferred revenue to partially or completely offset against the outstanding receivable if an account should become uncollectible. Our cash balances are kept in customary operating accounts, a portion of which are insured by the Federal Deposit Insurance Corporation, and uninsured money market accounts. The majority of our cash balances are with top tier banks held in investment grade money market accounts and short term US treasury bills. To date, we have not used derivative instruments to mitigate the impact of our market risk exposures. We also have not used, nor do we intend to use, derivatives for trading or speculative purposes.

Interest Rate Risk

Our exposure to market risk for changes in interest rates primarily relates to our cash equivalents in money market funds and any variable rate indebtedness.

The primary objective of our investment activities is to preserve principal while maximizing yields without significantly increasing risk. This objective is accomplished currently by making diversified investments, consisting only of money market mutual funds and certificates of deposit. As of December 31, 2024, we had $40.4 million in money market mutual funds. Based on the Company's balance of money market mutual funds at December 31, 2024, a hypothetical change of 100 basis points could have resulted in a $1.4 million change in interest income.

In conjunction with our Term Loans under the Credit Facility, we had entered into interest rate swaps for the total outstanding Term Loans for the full seven-year term, effectively fixing the interest rate of our Term Loans at 5.4% prior to August 2023. On August 24, 2023, the Company sold a portion of their interest rate swaps with a total notional amount of $259.9 million and received $20.5 million of net cash proceeds. After giving effect to such sale and principal payments on the Term Loans, $255.8 million of the Term Loans has an effective annualized fixed interest rate of 5.4%, and the remaining principal outstanding at December 31, 2024 of $37.9 million has a floating interest rate of 8.2% based on the interest rate as described in *"Note 7. Debt.*

As of December 31, 2024, we had an outstanding balance of $293.7 million under our Credit Facility. Based on the Company's outstanding balance of variable rate debt at December 31, 2024, a hypothetical change of 100 basis points could have resulted in a $1.6 million increase to total interest expense for the year ended December 31, 2024.

Foreign Currency Exchange Risk

Our customers are generally invoiced in the currency of the country in which they are located. In addition, we incur a portion of our operating expenses in foreign currencies, including Australian dollars, British pounds, Canadian dollars, Indian Rupees, Euros and Israeli New Shekels, and in the future, as we expand into other foreign countries, we expect to incur operating expenses in other foreign currencies. As a result, we are exposed to foreign exchange rate fluctuations as the financial results of our international operations and our revenue and operating results could be adversely affected. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exchange rate exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs, or illiquid markets. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would have resulted in a change in revenue of $6.1 million for the year ended December 31, 2024. To date, we have not engaged in any hedging strategies. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in foreign currency exchange rates.

The non-financial assets and liabilities of our foreign subsidiaries are translated into USD using the exchange rates in effect at the balance sheet date. The related translation adjustments are recorded in a separate component of stockholders' equity in accumulated other comprehensive loss. In addition, we have intercompany loans that were used to fund the acquisition of foreign subsidiaries. Due to the long-term nature of these loans, the foreign currency gains (losses) resulting from remeasurement are recognized as a component of accumulated other comprehensive loss.

Item 8.   Financial Statements and Supplementary Data

UPLAND SOFTWARE, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Upland Software, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Upland Software, Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss**,** equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 12, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of goodwill for impairment

Description of the Matter At December 31, 2024, the Company's goodwill balance was $261 million. As discussed in Note 2 to the consolidated financial statements, goodwill is tested at least annually for impairment and more frequently when indicators of impairment are identified. Estimating fair values in connection with this impairment evaluation involves the utilization of the discounted cash flow and guideline public company approaches. As described in Note 5 to the consolidated financial statements, the Company recorded a goodwill impairment charge of $87 million during the year ended December 31, 2024.

Auditing management's goodwill impairment assessment was complex and required auditor judgment because the estimation of fair values involves subjective management assumptions, including estimation of future operating margins, projected revenue growth rates and weighted average cost of capital. Assumptions used in these valuation models are forward-looking, and changes in these assumptions can have a material effect on the determination of fair value.

How We Addressed the Matter in Our Audit To test the Company's impairment evaluation, our audit procedures included, among others, assessing the valuation methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its evaluation. For example, we compared the significant assumptions to current industry, market, and economic trends, to historical results of the Company and to other guideline companies within the same industry. We also performed independent sensitivity analyses to evaluate the changes in the fair value of the reporting unit that would result from changes in the significant assumptions. We involved our valuation specialists to assist in evaluating the methodologies and auditing the significant assumptions used to calculate the estimated fair values.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2013.

Austin, Texas

March 12, 2025

Upland Software, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)		December 31,		
		2024		**2023**
ASSETS				
Current assets:				
Cash and cash equivalents	$	56,426	$	236,559
Restricted cash		626		—
Accounts receivable, net of allowance for credit losses		38,647		38,765
Deferred commissions, current		8,361		10,429
Unbilled receivables		3,441		2,701
Income tax receivable, current		762		3,775
Prepaid expenses and other current assets		10,129		8,004
Total current assets		118,392		300,233
Tax credits receivable		951		1,657
Property and equipment, net		1,518		1,932
Operating lease right-of-use asset		1,364		2,929
Intangible assets, net		123,903		182,349
Goodwill		260,976		353,778
Deferred commissions, noncurrent		12,147		12,568
Interest rate swap assets		9,742		14,270
Other assets		529		308
Total assets	$	529,522	$	870,024
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	9,388	$	8,137
Accrued compensation		6,226		7,174
Accrued expenses and other current liabilities		6,876		7,050
Deferred revenue		93,706		102,763
Operating lease liabilities, current		1,000		2,351
Current maturities of notes payable (includes unamortized discount of $2,176 and $2,228 at December 31, 2024 and December 31, 2023, respectively)		3,224		3,172
Total current liabilities		120,420		130,647
Notes payable, less current maturities (includes unamortized discount of $1,280 and $3,148 at December 31, 2024 and December 31, 2023, respectively)		286,970		473,502
Deferred revenue, noncurrent		4,670		3,860
Operating lease liabilities, noncurrent		762		1,597
Noncurrent deferred tax liability, net		11,347		16,025
Other long-term liabilities		428		461
Total liabilities		424,597		626,092
Mezzanine Equity:				
Series A Convertible Preferred stock, 0.0001 par value; 5,000,000 shares authorized: 115,000 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively		123,230		117,638
Stockholders' equity:				
Common stock, $0.0001 par value; 75,000,000 shares authorized as of December 31, 2024 and December 31, 2023, respectively; 28,168,267 and 29,908,407 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively		3		3
Additional paid-in capital		605,286		608,995
Accumulated other comprehensive (loss) income		(21,990)		6,168
Accumulated deficit		(601,604)		(488,872)
Total stockholders' (deficit) equity		(18,305)		126,294
Total liabilities, convertible preferred stock and stockholders' (deficit) equity	$	529,522	$	870,024

See accompanying notes.

Upland Software, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share amounts)	Year Ended December 31,		
	2024	**2023**	**2022**
Revenue:			
Subscription and support	$ 260,685	$ 281,554	$ 297,887
Perpetual license	5,837	6,077	6,948
Total product revenue	266,522	287,631	304,835
Professional services	8,272	10,221	12,468
Total revenue	274,794	297,852	317,303
Cost of revenue:			
Subscription and support	76,037	88,894	93,948
Professional services	5,055	7,467	9,793
Total cost of revenue	81,092	96,361	103,741
Gross profit	193,702	201,491	213,562
Operating expenses:			
Sales and marketing	66,301	64,342	59,416
Research and development	47,365	49,375	46,187
General and administrative	49,463	61,264	70,462
Depreciation and amortization	45,622	58,614	43,669
Acquisition-related expenses	19	3,060	21,556
Impairment of goodwill	87,227	128,755	12,500
Total operating expenses	295,997	365,410	253,790
Loss from operations	(102,295)	(163,919)	(40,228)
Other expense:			
Interest expense, net	(8,939)	(18,684)	(29,145)
Other income (expense), net	1,142	236	(781)
Total other expense	(7,797)	(18,448)	(29,926)
Loss before benefit from (provision for) income taxes	(110,092)	(182,367)	(70,154)
Benefit from (provision for) income taxes	(2,640)	2,493	1,741
Net loss	$ (112,732)	$ (179,874)	$ (68,413)
Preferred stock dividends	(5,592)	(5,347)	(1,846)
Net loss attributable to common shareholders	$ (118,324)	$ (185,221)	$ (70,259)
Net loss per common share:			
Net loss per common share, basic and diluted	$ (4.26)	$ (5.77)	$ (2.23)
Weighted-average common shares outstanding, basic and diluted	27,789,248	32,074,906	31,528,881

See accompanying notes.

Upland Software, Inc.

Consolidated Statements of Comprehensive Loss

(in thousands)	Year Ended December 31,					
		2024		**2023**		**2022**
Net loss	$	(112,732)	$	(179,874)	$	(68,413)
Other comprehensive income (loss):						
Foreign currency gain (loss) translation adjustment		(6,225)		2,685		(16,975)
Unrealized translation gain (loss) on intercompany loans with foreign subsidiaries		(3,147)		4,096		(9,978)
Interest rate swaps		(18,786)		(11,723)		49,577
Other comprehensive income (loss):	$	(28,158)	$	(4,942)	$	22,624
Comprehensive loss	$	(140,890)	$	(184,816)	$	(45,789)

See accompanying notes.

Upland Software, Inc.

Consolidated Statements of Equity

(*in thousands, except share amount*)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2021	—	—	31,096,548	$ 3	$ 568,384	$ (11,514)	$ (240,585)	$ 316,288
Issuance of Convertible Preferred Stock	115,000	110,445	—	—	—	—	—	—
Dividends accrued - Convertible Preferred Stock	—	1,846	—	—	(1,846)	—	—	(1,846)
Issuance of stock under Company plans, net of shares withheld for tax	—	—	1,125,307	—	(1,385)	—	—	(1,385)
Stock-based compensation	—	—	—	—	41,602	—	—	41,602
Foreign currency translation adjustment	—	—	—	—	—	(16,975)	—	(16,975)
Unrealized translation loss on foreign currency denominated intercompany loans	—	—	—	—	—	(9,978)	—	(9,978)
Interest rate swaps	—	—	—	—	—	49,577	—	49,577
Net loss	—	—	—	—	—	—	(68,413)	(68,413)
Balance at December 31, 2022	115,000	$ 112,291	32,221,855	$ 3	$ 606,755	$ 11,110	$ (308,998)	$ 308,870
Dividends accrued - Convertible Preferred Stock	—	5,347	—	—	(5,347)	—	—	(5,347)
Issuance of stock under Company plans, net of shares withheld for tax	—	—	931,652	—	(1,086)	—	—	(1,086)
Stock repurchases and retirements	—	—	(3,245,100)	—	(14,201)			(14,201)
Stock-based compensation	—	—	—	—	22,874	—	—	22,874
Foreign currency translation adjustment	—	—				2,685		2,685
Unrealized translation gain on intercompany loans with foreign subsidiaries	—	—				4,096		4,096
Interest rate swaps	—	—				(11,723)		(11,723)
Net loss	—	—	—	—	—	—	(179,874)	(179,874)
Balance at December 31, 2023	115,000	$ 117,638	29,908,407	$ 3	$ 608,995	$ 6,168	$ (488,872)	$ 126,294
Dividends accrued - Convertible Preferred Stock	—	5,592	—	—	(5,592)	—	—	(5,592)
Issuance of stock under Company plans, net of shares withheld for tax	—	—	1,468,565	—	(2,591)	—	—	(2,591)
Stock repurchases and retirements			(3,208,705)		(10,796)			(10,796)
Stock-based compensation	—	—	—	—	15,270	—	—	15,270
Foreign currency translation adjustment			—	—	—	(6,225)	—	(6,225)
Unrealized translation loss on foreign currency denominated intercompany loans	—	—	—	—	—	(3,147)	—	(3,147)
Interest rate swaps	—	—	—	—	—	(18,786)	—	(18,786)
Net loss	—	—	—	—	—	—	(112,732)	(112,732)
Balance at December 31, 2024	115,000	$ 123,230	28,168,267	$ 3	$ 605,286	$ (21,990)	$ (601,604)	$ (18,305)

See accompanying notes.

Upland Software, Inc.

Consolidated Statements of Cash Flows

(in thousands)	Year Ended December 31,		
	2024	**2023**	**2022**
Operating activities			
Net loss	$ (112,732)	$ (179,874)	$ (68,413)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	54,986	71,985	56,146
Change in fair value of liabilities due to sellers of businesses	—	—	(75)
Deferred income taxes	(3,658)	(4,209)	(7,075)
Amortization of deferred costs	12,150	13,170	12,198
Foreign currency re-measurement loss	(999)	(538)	(12)
Non-cash interest, net and other income, net	(11,978)	(2,976)	2,256
Non-cash stock-based compensation expense	15,270	22,874	41,602
Non-cash loss on impairment of goodwill	87,227	128,755	12,500
Non-cash loss on retirement of fixed assets	17	47	79
Changes in operating assets and liabilities, net of purchase business combinations:			
Accounts receivable	(328)	8,916	9,691
Prepaid expenses and other current assets	74	(471)	10,070
Interest rate swaps and other assets	(10,089)	10,866	(12,811)
Accounts payable	1,344	(6,896)	(7,175)
Accrued expenses and other liabilities	(556)	(6,188)	(14,013)
Deferred revenue	(6,489)	(5,518)	(4,989)
Net cash provided by operating activities	24,239	49,943	29,979
Investing activities			
Purchase of property and equipment	(882)	(1,220)	(866)
Purchase business combinations, net of cash acquired	—	—	(62,356)
Net cash used in investing activities	(882)	(1,220)	(63,222)
Financing activities			
Payments of debt costs	(358)	(221)	(203)
Payments on notes payable	(188,400)	(40,400)	(5,400)
Stock repurchases and retirement	(10,958)	(14,060)	—
Issuance of Series A Convertible Preferred stock, net of issuance costs	—	—	110,445
Taxes paid related to net share settlement of equity awards	(2,591)	(1,091)	(1,576)
Issuance of common stock, net of issuance costs	—	5	191
Additional consideration paid to sellers of businesses	—	(5,617)	(9,306)
Net cash used in financing activities	(202,307)	(61,384)	94,151
Effect of exchange rate fluctuations on cash, cash equivalents and restricted cash	(557)	567	(1,413)
Change in cash, cash equivalents and restricted cash	(179,507)	(12,094)	59,495
Cash, cash equivalents and restricted cash, beginning of period	236,559	248,653	189,158
Cash, cash equivalents and restricted cash, end of period	$ 57,052	$ 236,559	$ 248,653
Supplemental disclosures of cash flow information:			
Cash paid for interest, net of interest rate swaps	$ 28,900	$ 32,137	$ 29,120
Cash paid for taxes	$ 2,015	$ 7,106	$ 3,876
Non-cash investing and financing activities:			
Business combination consideration including holdbacks and earnouts	$ —	$ —	$ 8,126

See accompanying notes.

Upland Software, Inc.

Notes to Consolidated Financial Statements

1. Organization and Nature of Operations

Upland Software, Inc. ("Upland," "we," "us," "our," or the "Company"), a Delaware corporation,enables global businesses to work smarter with over 20 proven cloud software products that increase revenue, reduce costs, and deliver immediate value. Upland's AI-powered solutions cover knowledge management, content lifecycle and workflow automation, and digital marketing.. Upland's powerful cloud products are trusted by more than 10,000 customers ranging from large global corporations and various government agencies to small and medium-sized businesses. The Company's customers operate in a wide variety of industries, including financial services, consulting services, technology, manufacturing, media, telecommunications, government, insurance, non-profit, healthcare, life sciences, retail, and hospitality.

Through a series of acquisitions and integrations, the Company has established a library of diverse software applications under the Upland brand that address specific digital transformation needs. In addition to its strategy to increase core organic growth, Upland may pursue acquisitions within its cloud offerings of complementary technologies and businesses.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. There have been no significant changes in the Company's accounting policies since December 31, 2023.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make, on an ongoing basis, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses. Significant items subject to such estimates include those related to revenue recognition, deferred commissions, allowance for credit losses, stock-based compensation, contingent consideration, acquired intangible assets, the useful lives of intangible assets and property and equipment, and income taxes. In accordance with GAAP, management bases its estimates on historical experience and on various other assumptions that management believes are reasonable under the circumstances. Management regularly evaluates its estimates and assumptions using historical experience and other factors; however, actual results could differ from those estimates.

Upland is not aware of any specific event or circumstance that would require an update to its estimates or judgments or a revision of the carrying value of its assets or liabilities as of March 12, 2025, the date of issuance of this Annual Report on Form 10-K. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits and liquid investments with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates market value, because of the short maturity of these instruments.

Restricted Cash

The Company is required to maintain a letter of credit as collateral during the term of an operating lease for office space. As of December 31, 2024, we had $0.6 million of restricted cash deposited in a restricted account as collateral for the letter of credit. The Company had no restricted cash as of December 31, 2023.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows (in thousands):

| | As of December 31, | |
	2024	2023
Cash and cash equivalents	$ 56,426	$ 236,559
Restricted cash	626	—
Total cash, cash equivalents and restricted cash	$ 57,052	$ 236,559

Accounts Receivable and Allowance for Credit Losses

The Company extends credit to the majority of its customers. Issuance of credit is based on ongoing credit evaluations by the Company of customers' financial condition and generally requires no collateral. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Invoices generally require payment due upon receipt of invoice. The Company generally does not charge interest on past due payments, although the Company's contracts with its customers usually allow it to do so.

To manage accounts receivable credit risk, the Company performs periodic credit evaluations of its customers and maintains current expected credit losses which considers such factors as historical loss information, geographic location of customers, current market conditions, and reasonable and supportable forecasts.

The following table presents the changes in the allowance for credit losses (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Balance at beginning of year	$ 572	$ 1,158	$ 1,107
Provision for credit losses	309	(569)	556
Writeoffs, net of recoveries and other	(435)	(17)	(505)
Balance at end of year	$ 446	$ 572	$ 1,158

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company's cash and cash equivalents are placed with high-quality financial institutions, which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts, and the Company does not believe it is exposed to any significant credit risk related to cash and cash equivalents. The Company provides credit, in the normal course of business, to a number of its customers. The Company performs periodic credit evaluations of its customers and generally does not require collateral. No individual customer represented more than 10% of total revenues or more than 10% of accounts receivable in the years ended December 31, 2024, 2023 or 2022.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over each asset's useful life. Leasehold improvements are amortized over the shorter of the lease term or of the estimated useful lives of the related assets. Upon retirement or disposal, the cost of each asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs, maintenance, and minor replacements are expensed as incurred. The estimated useful lives of property and equipment are as follows:

Computer hardware and equipment	3 - 5 years
Purchased software and licenses	3 - 5 years
Furniture and fixtures	7 years
Leasehold improvements	Lesser of estimated useful life or lease term

Business Combinations

We apply the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 805, *Business Combinations*, in accounting for our acquisitions which requires the acquisition purchase price to be allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. The excess of the purchase price over these estimated fair values is recorded to goodwill.

Significant estimates and assumptions, including fair value estimates, are used to determine the fair value of assets acquired, liabilities assumed, and contingent consideration transferred as well as the useful lives of long-lived assets acquired. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill based on changes to our initial estimates and assumptions. Upon conclusion of the measurement period or final determination of the values of assets acquired and liabilities assumed, whichever comes first, any subsequent adjustments are recorded to Acquisition-related expenses on our consolidated statement of operations.

Tangible assets are valued at their respective carrying amounts, which approximates their estimated fair value. The valuation of identifiable intangible assets reflects management's estimates based on, among other factors, use of established valuation methods. Customer relationships are valued using the multi-period excess earnings method income approach, which estimates fair value based on the earnings and cash flow capacity of the subject asset. Developed technology and trade names are valued using the relief-from-royalty method, which estimates fair value based on the value the owner of the asset receives from not having to pay a royalty to use the asset.

The purchase price transferred in our acquisitions often contain holdback and contingent consideration provisions. Holdbacks are subject to reduction for indemnification claims and are typically payable within 12 to 18 months of the acquisition date and are recorded in Liabilities due to sellers of businesses on our consolidated balance sheets. Contingent consideration typically includes earnout payments payable within 6 to 18 months of the date of acquisition based on attainment of certain performance goals. Contingent consideration liabilities are recorded at fair value on the acquisition date and are remeasured periodically based on the then assessed fair value and adjusted, if necessary. Holdback and contingent consideration liabilities are recorded in Liabilities due to sellers of businesses on our consolidated balance sheet based on their estimated fair values. The estimated fair value of contingent consideration related to potential earnout payments is calculated utilizing a binary option model, and this amount is recorded in Liabilities due to sellers of businesses on our consolidated balance sheets. The fair value of contingent consideration is estimated on a quarterly basis through a collaborative effort by our sales and finance departments. Changes in the fair value of contingent consideration subsequent to the purchase price finalization are recorded as Acquisition-related expenses or Other income (expense), net on our consolidated statements of operations based on management's assessment of the nature of the liability. In the event a holdback is reduced subsequent to the finalization of purchase accounting, the reduction is recorded as a gain in Acquisition-related expenses or Other income (expense), net on our consolidated statements of operations based on management's assessment of the nature of the liability.

Goodwill Intangible Assets and Impairment Assessments

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. We assess Goodwill for impairment annually on October 1st, or more frequently when events or circumstances occur which could cause the Carrying Value (or GAAP basis book value) of our Company to exceed the estimated fair value of our Company.

As we operate as one reporting unit, the Goodwill impairment evaluation is performed at the consolidated entity level by comparing the estimated fair value of the Company to its Carrying Value. We first assess qualitative factors to determine whether it is more likely than not that the fair value of our single reporting unit is less than its Carrying Value. Based on the qualitative assessment, if it is determined that it is more likely than not that the Company's fair value is less than its Carrying Value, then we perform a quantitative analysis using a fair-value-based approach to determine if the fair value of our reporting unit is less than its Carrying Value. See "*Note 5. Goodwill and Other Intangible Assets" f*or more information regarding our historical goodwill impairments.

Identifiable intangible assets consist of customer relationships, marketing-related intangible assets and developed technology. Intangible assets with definite lives are amortized over their estimated useful lives on a straight-line basis. The straight-line method of amortization represents the Company's best estimate of the distribution of the economic value of the identifiable intangible assets. Each period the Company evaluates the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of intangible assets may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. The Company evaluates the recoverability of intangible assets by comparing their carrying amounts to the future net undiscounted cash flows expected to be generated by the intangible assets. If such intangible assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the intangible assets exceeds the fair value of the assets.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or circumstances indicate their carrying value may not be recoverable. When such events or circumstances arise, an estimate of future undiscounted cash flows produced by the asset, or the appropriate grouping of assets, is compared to the asset's carrying value to determine whether impairment exists. If the asset is determined to be impaired, the impairment loss is measured based on the excess of its carrying value over its fair value. Assets to be disposed of are reported at the lower of the carrying value or net realizable value. No indicators of impairment of long-lived assets were identified during the years ended December 31, 2024, 2023 or 2022.

Software Development Costs

Software development costs for software to be sold are expensed as incurred until the point the Company establishes technological feasibility. Technological feasibility is established upon the completion of a working model. Costs incurred by the Company between establishment of technological feasibility and the point at which the product is ready for general release are capitalized, subject to their recoverability, and amortized over the economic life of the related products. Because the Company believes its current process for developing its software products essentially results in the completion of a working product concurrent with the establishment of technological feasibility, no software development costs have been capitalized to date. There were no software development costs required to be capitalized under ASC 985-20, *Costs of Software to be Sold, Leased or Marketed*. Software development costs associated with internal use software are incurred in three stages of development: the preliminary project stage, the application development stage, and the post-implementation stage. Costs incurred during the preliminary project and post-implementation stages are expensed as incurred. Eligible internal and external costs associated with significant upgrades and enhancements incurred during the application development stage are capitalized as property and equipment. During the years ended December 31, 2024, 2023 or 2022, there were no internal use software development costs capitalized under ASC 350-40, *Internal-Use Software*.

ASC 350-40 also requires hosting arrangements that are service contracts to follow the guidance for internal-use software to determine which implementation costs can be capitalized. In accordance with ASC 350-40, (i) capitalized implementation costs are classified in the same balance sheet line item as the amounts prepaid for the related hosting arrangement; (ii) amortization of capitalized implementation costs are presented in the same income statement line item as the service fees for the related hosting arrangement; and (iii) cash flows related to capitalized implementation costs are presented within the same category of cash flow activity as the cash flows for the related hosting arrangement (i.e. operating activity).

As of December 31, 2024 and 2023, the net carrying value of capitalized implementation costs related to hosting arrangements that were incurred during the application development stage were not material. Capitalized implementation costs are amortized over the expected term of the arrangement and are amortized in the same line item on our consolidated statements of operations as the expense for fees for the associated hosting arrangement.

Debt Issuance Costs

The Company capitalizes underwriting, legal, and other direct costs incurred related to the issuance of debt, which are recorded as a direct deduction from the carrying amount of the related debt liability and amortized to interest expense, net over the term of the related debt using the effective interest rate method. Upon the extinguishment of the related debt, any unamortized capitalized debt issuance costs are recorded to Interest expense, net on our consolidated statement of operations. In 2024 and 2023, the Company had no write offs of debt issuance costs.

Derivatives

In 2019, the Company entered into floating-to-fixed interest rate swap agreements to limit exposure to interest rate risk related to our variable rate debt. ASC 815, *Derivatives and Hedging*, requires entities to recognize derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. Prior to August 2024, the Company had determined the interest rate swaps qualified for designation as cash flow hedges and recorded the changes in their fair value on our consolidated statements of comprehensive loss. In August 2024, in conjunction with the prepayment of a portion of the Company's debt, the Company de-designated its interest rate swaps and as a result, under the accounting guidance, changes in the fair value of the interest rate swaps after that date are recorded in interest expense, net in the consolidated statements of operations.

Amounts deferred on interest rate swaps in our consolidated statements of comprehensive loss will be reclassified to Interest expense, net on our consolidated statements of operations in the period in which the hedged item affects earnings. Cash flows from the interest rate swaps are classified in the same category as the cash flows for the underlying item being hedged within "Net cash provided by operating activities" on the consolidated statements of cash flows.

Fair Value of Financial Instruments

The Company recognizes financial instruments in accordance with the authoritative guidance on fair value measurements and disclosures for financial assets and liabilities. This guidance defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. The guidance also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

These tiers include Level 1, defined as observable inputs, such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore, requiring an entity to develop its own assumptions.

Preferred Stock

In August 2022, the Company closed on the issuance and sale of its Series A Convertible Preferred Stock (the "Series A Preferred Stock"). The Company issued 115,000 shares of Series A Preferred Stock, par value 0.0001 per share, at a price of $1,000 per share, for an initial investment amount of $115.0 million. Pursuant to the Certification of Designation, cumulative preferred dividends accrue quarterly on the Series A Preferred Stock at a rate of (i) 4.5% per annum until but excluding the seven year anniversary of the closing, and (ii) 7.0% per annum on and after the seven year anniversary of the closing. See "*Note 12. Mezzanine Equity —Series A Convertible Preferred Stock*" for further details.

The Series A Preferred Stock and cumulative preferred dividends, net of preferred issuance costs, is presented as mezzanine equity of $123.2 million as of December 31, 2024 in the Company's consolidated balance sheets. The Series A Preferred Stock is classified as mezzanine equity because it is redeemable at the option of its holders (upon a deemed liquidation event as defined in "*Note 12. Mezzanine Equity —Series A Convertible Preferred Stock—Deemed Liquidation Event Redemption*") and has a condition for redemption that is not solely within the control of the issuer.

Revenue Recognition

Refer to "*Note 14 Revenue Recognition*" for a detailed discussion of accounting policies related to revenue recognition, including deferred revenue and deferred commissions.

Cost of Revenue

Cost of revenue primarily consists of salaries and related expenses (e.g. bonuses, employee benefits, and payroll taxes) for personnel directly involved in the delivery of services and products directly to customers. Cost of revenue also includes the amortization of acquired technology, and hosting and infrastructure costs related to the delivery of the Company's products and services.

Customer Relationship Acquisition Costs

Costs associated with the acquisition or origination of customer relationships are capitalized as customer relationship assets as incurred and amortized over the estimated life of the customer relationship. Refer to "*Note 14. Revenue Recognition*" for further discussion regarding deferred commissions.

Advertising Costs

Advertising costs are expensed in the period incurred. Advertising expenses were $2.3 million, $2.0 million and $0.8 million for the years ended December 31, 2024, 2023 or 2022, respectively. Advertising costs are recorded in Sales and marketing expenses on our consolidated statement of operations.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities will be recognized in the period that includes the enactment date. A valuation allowance is established against the deferred tax assets to reduce their carrying value to an amount that is more likely than not to be realized.

The Company has adopted a permanent reinvestment position whereby foreign earnings for foreign subsidiaries are expected to be reinvested and future earnings are not expected to be repatriated. As a result of this policy, no tax liability has been accrued in anticipation of future dividends from foreign subsidiaries.

The Company accounts for uncertainty of income taxes based on a "more likely than not" threshold for the recognition and derecognition of tax positions. Interest and penalties are recorded as a component of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception. This determination includes the review of contracts with third parties to identify the existence of potential embedded leases. Operating leases are included in operating lease right-of-use ("ROU") assets, current and noncurrent operating lease liabilities on the Company's consolidated balance sheets. Finance leases are included in property and equipment, accrued expenses and other liabilities, and other noncurrent liabilities on the Company's consolidated balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and the corresponding lease liabilities represent its obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payment over the lease term at commencement date. The lease ROU asset includes any initial direct costs incurred and is reduced for any tenant incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The Company does not record short term leases with an initial lease term of one year or less on the consolidated balance sheets. As the Company's leases do not provide an implicit rate, the net present value of future minimum lease payments is determined using the Company's incremental borrowing rate.

Stock-Based Compensation

The cost of services received from employees and non-employees in exchange for awards of equity instruments is recognized in our consolidated statement of operations based on the estimated fair value of those awards on the grant date and amortized on a straight-line basis over the requisite service period. We value restricted stock units at the closing price of our common stock on the grant date. We value stock option awards using the Black-Scholes option-pricing model.

From time to time, we grant restricted stock units that also include performance or market-based conditions ("PRSUs"). For PRSUs granted with a market condition, we use a Monte Carlo simulation analysis to value the award. Compensation expense for awards with marked-based conditions is recognized over the requisite service period of the grant based on the grant date fair value of the award and is not subject to fluctuation due to achievement of the underlying market-based condition.

We record forfeitures as they occur.

Comprehensive Income (Loss)

The Company utilizes the guidance in ASC 220, *Income Statement—Reporting Comprehensive Income*, for the reporting and display of comprehensive income (loss) and its components in the consolidated financial statements. Comprehensive income (loss) consists of net loss, foreign currency translation adjustments for subsidiaries with functional currencies other than the United States dollar ("USD"), unrealized translation gains (losses) on foreign currency denominated intercompany loans, and unrealized gains (losses) on interest rate swaps designated as cash flow hedges. Refer to "*Note 13. Stockholders' Equity—*Accumulated Other Comprehensive Income (Loss)" for further discussion of the components of accumulated other comprehensive income (loss) for the years ended December 31, 2024, 2023 or 2022.

Foreign Currency Transactions

The functional currency of our foreign subsidiaries are generally the local currencies. Results of operations for foreign subsidiaries are translated into USD using the average exchange rates on a monthly basis during the year. The assets and liabilities of those subsidiaries are translated into USD using the exchange rates in effect at the balance sheet date. The related translation adjustments are recorded as a separate component of the Company's consolidated statements of stockholders' equity in accumulated other comprehensive loss. Assets and liabilities denominated in currencies other than the functional currency are remeasured using the current exchange rate for monetary accounts and historical exchange rates for non-monetary accounts, with exchange differences on remeasurement included in other expense, net in the accompanying statements of operations. For the years ended December 31, 2024, 2023 and 2022, net gains of $1.1 million, $0.3 million and a net loss of $1.0 million, respectively, were recorded in Other expense, net on our consolidated statements of operations, related to remeasurement of foreign currency transactions.

We have foreign currency denominated intercompany loans that were used to fund the acquisition of foreign subsidiaries. Due to the long-term nature of the loans, the foreign currency gains (losses) resulting from remeasurement are recognized as a separate component of the Company's consolidated statements of stockholders' equity in accumulated other comprehensive loss. During the years ended December 31, 2024, 2023 and 2022, a translation loss of $3.1 million, a translation gain of

$4.1 million, and a translation loss $10.0 million, respectively, were recognized as a component of accumulated other comprehensive income (loss) in the Company's statements of stockholders' equity, related to long-term intercompany loans.

Recent Accounting Pronouncements

Recently issued accounting pronouncements - Adopted

In November 2023, the Financial Standards Accounting Board ("FASB") issued accounting standards update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires public entities to disclose information about their reportable segments' significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted this ASU for the Annual Report for the year ended December 31, 2024 and there was no material impact on its financial statements.

Recently issued accounting pronouncements - Not Adopted

In November 2024, the FASB, issued ASU 2024-04, *Debt-Debt with Conversions and Other Options*. ASU 2024-04 is intended to clarify requirements for determining whether certain settlements of convertible debt instruments, including convertible debt instruments with cash conversion features or convertible debt instruments that are not currently convertible, should be accounted for as an induced conversion. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the potential impact of this guidance on its disclosures.

In November 2024, the FASB, issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures*. ASU 2024-03 is intended to improve disclosures about a public business entity's expense and provide more detailed information to investors about the types of expenses in commonly presented expense captions. This ASU is effective for public companies with annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the effects of adoption of this guidance will have on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

3. Acquisitions

The Company performs quantitative and qualitative analyses to determine the significance of each acquisition to its consolidated financial statements. As such, the acquisitions below were deemed to be insignificant on an individual and cumulative basis.

2022 Acquisitions

Acquisitions completed during the year ended December 31, 2022 include the following:

- **BA Insight** - On February 22, 2022, the Company entered into an agreement to purchase the shares comprising the entire issued share capital of BA Insight Inc., ("BA Insight"), a cloud-based enterprise knowledge management solution.

- **Objectif Lune** - On January 07, 2022, the Company entered into an agreement to purchase the shares comprising the entire issued share capital of Objectif Lune Inc., a Quebec proprietary company ("Objectif Lune"), cloud-based document workflow product.

Consideration

The following table summarizes the consideration transferred for the acquisitions described above (in thousands):

	BA Insight	Objectif Lune
Cash	$ 33,355	$ 29,750
Holdback[(1)]	645	5,250
Working capital and other adjustments	1,587	644
Total consideration	$ 35,587	$ 35,644

(1) Represents cash holdbacks subject to indemnification claims that are payable 12 months from closing for Objectif Lune, and 15 months following closing for BA Insight. As of December 31, 2024, all of the holdbacks had been paid.

Fair Value of Assets Acquired and Liabilities Assumed

The Company recorded the purchase of the acquisitions described above using the acquisition method of accounting, and has recognized the assets acquired and liabilities assumed at their fair values as of the date of the acquisition.

The following condensed table presents the finalized acquisition-date fair value of the assets acquired and liabilities assumed for the acquisitions closed in 2022 (in thousands):

	Final	
	BA Insight	Objectif Lune
Year Acquired	**2022**	**2022**
Cash	$ 4	$ 745
Accounts receivable	2,466	5,677
Other current assets	4,080	7,183
Operating lease right-of-use asset	110	1,905
Property and equipment	3	248
Customer relationships	10,500	17,717
Trade name	150	362
Technology	2,000	5,512
Favorable leases	—	291
Goodwill	25,495	23,797
Other assets	25	744
Total assets acquired	44,833	64,181
Accounts payable	(236)	(2,001)
Accrued expense and other	(4,083)	(9,431)
Deferred tax liabilities	—	(6,353)
Deferred revenue	(4,817)	(8,847)
Operating lease liabilities	(110)	(1,905)
Total liabilities assumed	(9,246)	(28,537)
Total consideration	$ 35,587	$ 35,644

The Company uses third party valuation consultants to determine the fair values of assets acquired and liabilities assumed. Tangible assets are valued at their respective carrying amounts, which approximates their estimated fair value. The valuation of identifiable intangible assets reflects management's estimates based on, among other factors, use of established valuation methods. Customer relationships are valued using the multi-period excess earnings method. Developed technology and trade names are valued using the relief-from-royalty method.

The following table summarizes the weighted-average useful lives, by major finite-lived intangible asset class, for intangibles acquired during the year ended December 31, 2022 (in years):

Customer relationships	7.0
Trade name	2.0
Developed technology	6.2
Favorable Leases	6.3
Total weighted-average useful life	6.8

During the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill based on changes to management's estimates and assumptions.

The $49.3 million goodwill for the above acquisitions is primarily attributable to the synergies expected to arise after the acquisition. Goodwill deductible for tax purposes related to the above acquisitions was $4.6 million.

Total transaction costs incurred with respect to acquisition activity in the years ended December 31, 2024, 2023 and 2022 were nil, nil and $4.6 million, respectively. These costs are included in Acquisition-related expenses on our consolidated statement of operations.

4. Fair Value Measurements

Assets measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements at December 31, 2024			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 40,428	$ —	$ —	$ 40,428
Interest rate swaps	$ —	$ 9,742	$ —	$ 9,742
Total	$ 40,428	$ 9,742	$ —	$ 50,170

	Fair Value Measurements at December 31, 2023			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 211,661	$ —	$ —	$ 211,661
Interest rate swaps	—	14,270	—	14,270
Total	$ 211,661	$ 14,270	$ —	$ 225,931

The Company's cash equivalents - money market funds are measured at fair value using quoted market prices and active markets, therefore are categorized as Level 1.

In connection with entering into, and expanding, the Company's credit facility, as discussed further in "*Note 7. Debt*", the Company entered into interest rate swaps. The fair value of these swaps are measured at the end of each interim reporting period based on the then assessed fair value and adjusted if necessary. As the fair value measure is based on the market approach, they are categorized as Level 2. As of December 31, 2024, the fair value of the interest rate swaps is included in the "*Interest rate swap assets*" on the Company's consolidated balance sheets.

The Company's other financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable, and long–term debt. The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value, primarily due to short maturities. The Company believes the carrying value of its long-term debt at December 31, 2024 approximates its fair value based on its variable interest rate feature and interest rates currently available to the Company. The estimated fair value and carrying value of the Company's debt, before debt discount, at December 31, 2024 and December 31, 2023 are $293.7 million and $482.1 million, respectively, based on valuation methodologies using interest rates currently available to the Company which are Level 2 inputs.

5. Goodwill and Other Intangible Assets

Changes in the Company's Goodwill balance for each of the two years in the period ended December 31, 2024 are summarized in the table below (in thousands):

Balance at December 31, 2022	$	477,043
Adjustment related to finalization of business combinations		415
Impairment of goodwill		(128,755)
Foreign currency translation adjustment		5,075
Balance at December 31, 2023	$	353,778
Impairment of goodwill		(87,227)
Foreign currency translation adjustment		(5,575)
Balance at December 31, 2024	$	260,976

We review goodwill for impairment annually in the fourth quarter of the fiscal year and whenever events or changes in circumstances indicate that the carrying value of goodwill might not be recoverable.

As a result of the decline of our stock price impacting our market capitalization during the quarters ended March 31, 2024, March 31, 2023 and December 31, 2022, we performed quantitative impairment evaluations, which resulted in goodwill impairments of $87.2 million, $128.8 million and $12.5 million during the quarters ended March 31, 2024, March 31, 2023 and December 31, 2022, respectively. Our quantitative goodwill impairment analysis applied two methodologies to estimate the Company's fair value which were: a) a discounted cash flow method and b) a guideline public company method. The two methods generated similar results and indicated that the fair value of the Company was less than its carrying value. The discounted cash flow method requires significant judgments, including estimation of future cash flows, which is dependent on internally developed forecasts, estimation of the long-term rate of growth for our business, and determination of our weighted average cost of capital. Under the guideline public company method, we estimate fair value based on a market multiple of revenues and earnings derived for comparable publicly traded companies with similar operating characteristics as the Company.

Intangible assets, net, include the estimated acquisition-date fair values of customer relationships, marketing-related assets and developed technology that the Company recorded as part of its business acquisitions purchases and from acquisitions of customer relationships. The following is a summary of the Company's Intangible assets, net (in thousands):

	Estimated Useful Life (Years)	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	
December 31, 2024							
Customer relationships	1-10	$	348,524	$	239,563	$	108,961
Trade name	1.5-10		9,329		7,949		1,380
Developed technology	4-9		85,558		72,132		13,426
Favorable leases	6.3	$	258	$	122	$	136
Total intangible assets		$	443,669	$	319,766	$	123,903

	Estimated Useful Life (Years)	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	
December 31, 2023							
Customer relationships	1-10	$	378,923	$	222,436	$	156,487
Trade name	1.5-10		10,012		7,862		2,150
Developed technology	4-9		94,103		70,582		23,521
Favorable leases	6.3		280		89		191
Total intangible assets		$	483,318	$	300,969	$	182,349

The Company periodically reviews the estimated useful lives of its identifiable intangible assets, taking into consideration any events or circumstances that might result in either a diminished fair value or revised useful life.

Total amortization expense was $53.8 million, $70.6 million, and $54.6 million for the years ended December 31, 2024, 2023 and 2022, respectively.

No impairment of intangible assets were recorded during the years ended December 31, 2024, 2023 and 2022.

As of December 31, 2024, the estimated annual amortization expense for the next five years and thereafter is as follows (in thousands):

Year ending December 31:		Amortization Expense
2025	$	38,002
2026		35,877
2027		26,999
2028		17,620
2029		5,405
Thereafter		—
Total	$	123,903

6. Income Taxes

The Company's loss from continuing operations before income taxes was as follows (in thousands):

		Year Ended December 31,				
		2024		2023		2022
Loss before provision for income taxes:						
United States	$	(76,081)	$	(117,208)	$	(40,818)
Foreign		(34,011)		(65,159)		(29,336)
	$	(110,092)	$	(182,367)	$	(70,154)

The components of the provision (benefit) for income taxes attributable to continuing operations are as follows (in thousands):

		Year Ended December 31,				
		2024		2023		2022
Current						
Federal	$	126	$	—	$	—
State		1,216		901		971
Foreign		4,922		1,613		4,776
Total Current	$	6,264	$	2,514	$	5,747
Deferred						
Federal	$	87	$	(468)	$	84
State		(876)		(771)		1,062
Foreign		(2,835)		(3,768)		(8,634)
Total Deferred		(3,624)		(5,007)		(7,488)
(Benefit from) provision for income taxes	$	2,640	$	(2,493)	$	(1,741)

As of December 31, 2024 the Company had total net operating loss carryforwards of approximately $244.5 million consisting of $200.6 million and $43.9 million related to the U.S federal and foreign net operating loss carryforwards, respectively. $138.8 million of the U.S. federal net operating loss carryforwards are related to years prior to 2018 and begin to expire in 2025. The remaining $61.9 million carryforward indefinitely. In addition, $43.9 million of foreign net operating loss carryforwards carry forward indefinitely, and the remainder will expire beginning in 2041. Utilization of the U.S. federal net operating losses and tax credits may be subject to substantial annual limitation due to the "change of ownership" provisions of the Internal Revenue Code of 1986. The annual limitation will result in the expiration of approximately $155.0 million of U.S. federal net operating losses and $4.1 million of credit carryforwards before utilization.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes are as follows (in thousands):

	As of December 31,					
	2024		2023		2022	
Deferred tax assets:						
Accrued expenses and allowances	$	722	$	583	$	1,640
Deferred revenue		794		571		608
Stock compensation		512		489		612
Net operating loss and tax credit carryforwards		27,683		40,222		52,149
Disallowed interest expense carryforwards		19,482		17,670		17,181
Capital expenses		346		66		295
Tax credit carryforwards		216		—		348
Lease liability		453		960		2,139
Research and development expenses		19,402		13,247		6,243
Other		550		410		461
Valuation allowance		(50,385)		(41,259)		(20,482)
Net deferred tax assets	$	19,775	$	32,959	$	61,194
Deferred tax liabilities:						
Prepaid expenses	$	(142)	$	—	$	(161)
Intangible assets		(23,409)		(36,342)		(54,153)
Goodwill		(195)		(2,850)		(7,382)
Tax credit carryforwards		—		(15)		—
Right of use asset		(326)		(670)		(1,504)
Unrealized gains		(2,143)		(4,049)		(10,705)
Deferred commissions		(4,562)		(5,003)		(5,705)
Net deferred tax liabilities	$	(30,777)	$	(48,929)	$	(79,610)
Net deferred taxes	$	(11,002)	$	(15,970)	$	(18,416)

Due to the uncertainty surrounding the timing of realizing the benefits of its favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its net deferred tax assets. During the year ended December 31, 2024, the valuation allowance increased by $9.1 million and during the year ended December 31, 2023 the valuation allowance increased by $20.8 million. The valuation allowance for the year ended December 31, 2024 increased $10.1 million related primarily to current U.S., U.K. and Australia operations, which have current year losses. This increase was offset by a decrease of $1.0 million due to the tax effect of items recorded in other comprehensive income . The valuation allowance for the year ended December 31, 2023 decreased by $20.8 million due to the tax effect of $7.1 million of items recorded in other comprehensive income with the remaining increase of approximately $13.7 million related primarily to current operations.

At December 31, 2024, we did not provide deferred income taxes on temporary differences resulting from earnings of certain foreign subsidiaries which are indefinitely reinvested. The reversal of these temporary differences could result in additional tax; however, it is not practicable to estimate the amount of any unrecognized deferred income tax liabilities at this time. Deferred income taxes are provided as necessary with respect to earnings that are not indefinitely reinvested.

The Company's provision for income taxes differs from the expected tax expense (benefit) computed by applying the statutory federal income tax rate to income before taxes due to the following:

	Year Ended December 31,		
	2024	2023	2022
Federal statutory rate	21.0 %	21.0 %	21.0 %
State taxes, net of federal benefit	(0.8)%	1.1 %	(0.2)%
Tax credits	— %	— %	0.6 %
Effect of foreign operations	(1.6)%	(0.4)%	0.1 %
Stock compensation	(1.5)%	(2.2)%	(9.5)%
Global intangible low-taxed income	(2.6)%	(1.3)%	— %
U.K. intercompany dividend	2.5 %	— %	— %
Disallowed excess executive compensation	(0.7)%	— %	(0.6)%
Goodwill impairment	(12.8)%	(12.5)%	(3.6)%
Permanent items and other	(0.9)%	1.0 %	(0.5)%
Change in valuation allowance	(5.0)%	(5.9)%	(6.9)%
Change in tax rates	— %	0.6 %	2.1 %
	(2.4)%	1.4 %	2.5 %

Under ASC 740-10, *Income Taxes - Overall*, the Company periodically reviews the uncertainties and judgments related to the application of complex income tax regulations to determine income tax liabilities in several jurisdictions. The Company uses a "more likely than not" criterion for recognizing an asset for unrecognized income tax benefits or a liability for uncertain tax positions. The Company has determined it has an immaterial exposure related to uncertain tax positions as of December 31, 2024. To the extent the Company is required to recognize interest and penalties related to unrecognized tax liabilities, this amount will be recorded as an accrued liability.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2024, the Company has not accrued any interest or penalties related to uncertain tax positions.

The Company and its subsidiaries file tax returns in the U.S. federal jurisdiction and in several state and foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2020 and is no longer subject to state and local or foreign income tax examinations by tax authorities for years ending before December 31, 2019 US operating losses generated in years prior to 2020 remain open to adjustment until the statute of limitations closes for the tax year in which the net operating losses are utilized.

7. Debt

Long-term debt consisted of the following at December 31, 2024 and December 31, 2023 (in thousands):

	December 31,	
	2024	2023
Senior secured loans (includes unamortized discount of $3,456 and $5,376 based on an imputed interest rate of 6.6% and 7.6%, at December 31, 2024 and December 31, 2023, respectively)	$ 290,194	$ 476,674
Less current maturities	(3,224)	(3,172)
Total long-term debt	$ 286,970	$ 473,502

Credit Facility

In 2019, the Company entered into a credit agreement (the "Credit Facility") which provided for (i) fully-drawn, 7 year, senior secured term loans for $350 million and $190 million maturing August 6, 2026 (the "Term Loans") and (ii) a $60 million, 5 year, revolving credit facility (the "Revolver") which matured August 6, 2024.

Payment terms

The Term Loans are repayable on a quarterly basis by an amount equal to 0.25% (1.00% per annum) of the aggregate principal amount of such loan. Any amount remaining unpaid is due and payable in full on August 6, 2026.

At the option of the Company, the Term Loans accrue interest at a per annum rate based on (i) the Base Rate (as defined below) plus a margin of 2.75% or (ii) the Term SOFR Reference Rate plus the Term SOFR Adjustment (not less than 0.00%) published by CME Group Benchmark Administration Limited (CBA), or as otherwise determined in accordance with the Credit Facility (based on a period equal to 1, 2, 3 or 6 months or, if available and agreed to by all relevant Lenders and the Agent, 12 months or such period of less than 1 month) plus a margin of 3.75%. The Base Rate for any day was a rate per annum equal to the greatest of (i) the prime rate in effect on such day, (ii) the Federal Funds Effective Rate (not less than 0.00%) in effect on such day plus ½ of 1.00%, and (iii) the Federal Funds Effective Rate for a one month interest period beginning on such day plus 1.00%. Accrued interest is paid quarterly or, with respect to Term Loans that are accruing interest based on the Federal Funds Effective Rate, at the end of the applicable interest rate period. At December 31, 2024, the floating interest rate was 8.2%.

On August 15, 2024, the Company prepaid $175.0 million of the Term Loans and from September 30, 2024 through December 31, 2024, the Company prepaid an additional $8.0 million in principal payments. On August 31, 2023, the Company prepaid $35.0 million of the Term Loans.

Revolver

The Revolver matured August 6, 2024. Loans under the Revolver could be borrowed, repaid and reborrowed until maturity, at which time all amounts borrowed under the Revolver must be repaid. No amounts were drawn on the Revolver at the time of its maturity.

Covenants

The Credit Facility contains customary affirmative and negative covenants. The Term Loan and Revolver are secured by substantially all of the Company's assets.

As of December 31, 2024 the Company was in compliance with all covenants under the Credit Facility.

Interest rate swaps

In 2019, the Company entered into floating-to-fixed interest rate swap agreements to limit exposure to interest rate risk related to our debt. Until the termination of a portion of the interest rate swaps as described below, these interest rate swaps effectively converted the entire balance of the Company's original principal Term Loans from variable interest payments to fixed interest rate payments, based on an annualized fixed rate of 5.4%, for the term of debt.

In August 2023, the Company sold $259.9 million of the notional amount of its interest rate swap assets back to the counterparties for $20.5 million. At that time, a $20.5 million gain was recorded in accumulated other comprehensive income related to the notional amount sold. That gain is being released to interest expense, net as interest is accrued on the Company's variable-rate debt over the remaining term of the Term Loans as a decrease to interest expense, net.

In August 2024, the Company prepaid $175.0 million of the Term Loans resulting in the release of $9.0 million of the deferred gain to interest expense, net and from September 30, 2024 through December 31, 2024, the Company prepaid an additional $8.0 million in principal payments resulting in the additional release of $0.4 million of the deferred gain to interest expense, net. In August 2023, the Company prepaid $35.0 million of the Term Loans. As a result of this prepayments, $2.8 million of the deferred gain in accumulated comprehensive income was released immediately into earnings as interest expense, net in 2023.

In August 2024, the Company de-designated all of the interest rate swaps in conjunction with the August 2024 debt prepayment. The amount remaining in accumulated other comprehensive loss at the de-designation date was $11.4 million and is being amortized to interest expense, net over the effective period of the original interest rate swap agreements. Subsequent to the de-designation, changes in the fair value of the interest rate swaps are recorded to interest expense, net. Net change in fair value of the interest rate swaps recognized in interest expense, net for the year ended December 31, 2024 was expense of $1.6 million.

Amounts reported in accumulated other comprehensive loss related to the Company's derivatives are reclassified to interest expense, net as interest is accrued on the Company's variable-rate debt or prepayments on the Term Loans are made. The impact of the Company's derivative financial instruments on its consolidated statements of comprehensive loss was as follows (in thousands):

	Year Ended December 31		
	2024	2023	2022
Unrealized gain (loss) recognized in Other comprehensive income (loss) on interest rate swaps	$ (2,918)	$ (6,434)	$ 49,577
Amounts reclassified from Accumulated other comprehensive income (loss) to interest expense, net	(15,868)	(5,289)	—
Total Other comprehensive income (loss) on interest rate swaps	$ (18,786)	$ (11,723)	$ 49,577

In the next twelve months, assuming no additional prepayments, the Company estimates that $6.3 million will be reclassified from Accumulated other comprehensive income (loss) to Interest expense, net on our consolidated statement of operations.

Cash interest costs averaged 6.6%, 7.2%, and 5.4% for the years ended December 31, 2024, 2023, and 2022, respectively. As of December 31, 2024, the Company had $3.5 million of unamortized debt issuance costs associated with the Credit Facility. These issuance costs will be amortized to Interest expense, net on our consolidated statement of operations, over the term of the Credit Facility.

Debt Maturities

Under the terms of the Credit Facility, future debt maturities of long-term debt excluding debt discounts at December 31, 2024 are as follows (in thousands):

Year ending December 31:	Amount
2025	$ 5,400
2026	288,250
Total debt outstanding	$ 293,650
Less unamortized discount	3,456
Total debt outstanding, net of discount	$ 290,194

8. Net Loss Per Share

We compute loss per share of our Common Stock and Series A Preferred Stock using the two-class method. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. We consider our Series A Preferred Stock to be a participating security, as its holders are entitled to fully participate in any dividends or other distributions declared or paid on our Common Stock on an as-converted basis.

The following table sets for the computations of net loss per share:

	Year Ended December 31,		
(In thousands, except share and per share amounts)	2024	2023	2022
Numerators:			
Net loss	$ (112,732)	$ (179,874)	$ (68,413)
Preferred stock dividends and accretion	(5,592)	(5,347)	(1,846)
Net loss attributable to common stockholders	$ (118,324)	$ (185,221)	$ (70,259)
Denominator:			
Weighted–average common shares outstanding, basic and diluted	27,789,248	32,074,906	31,528,881
Net loss per common share, basic and diluted	$ (4.26)	$ (5.77)	$ (2.23)

Due to the net losses incurred for the years ended December 31, 2024, 2023 and 2022, basic and diluted loss per share were the same, as the effect of all potentially dilutive securities would have been anti-dilutive. The Company is required to use the application of the if-converted method for calculating diluted earnings per share on our Series A Preferred Stock. The

Company applies the treasury stock method for calculating diluted earnings per share on our stock options, restricted stock awards, restricted stock units and performance restricted stock units.

The following table sets forth the anti-dilutive common share equivalents excluded from the weighted-average shares used to calculate diluted net loss per common share:

	Year Ended December 31,		
	2024	**2023**	**2022**
Stock options	103,561	149,914	154,321
Restricted stock units	2,177,132	1,758,847	1,509,273
Performance restricted stock units	100,000	100,000	93,750
Series A Preferred Stock on an as-converted basis[1]	7,302,047	6,982,493	6,676,923
Total anti–dilutive common share equivalents	9,682,740	8,991,254	8,434,267

[1] Per ASU 2020-06, the Company is applying the if-converted method to calculated diluted earnings per share. As of December 31, 2024, the Series A Preferred Stock plus accumulated dividends totaled $127.8 million. The Series A Preferred Stock has a conversion price of $17.50 per share, as detailed in "*Note 12. Mezzanine Equity —Series A Convertible Preferred Stock*"

9. Leases

Operating Leases

The Company currently leases office space under operating leases that expire between 2024 and 2029. The terms of the Company's non-cancelable operating lease arrangements typically contain fixed rent increases over the term of the lease, rent holidays and provide for additional renewal periods. Rent expense on these operating leases is recognized over the term of the lease on a straight-line basis.

Lease Expense

Total office rent expense for the years ended December 31, 2024, 2023 and 2022 were approximately $1.4 million, $1.4 million and $2.5 million, respectively. The $2.5 million office rent expense in 2022 includes approximately $1.1 million of transformation charges in conjunction with the closures of the BA Insight and Objectif Lune offices as we continue to consolidate and integrate these acquisitions.

The Company has entered into sublease agreements related to excess office space as a result of the Company's transformation activities related to its acquisitions. The Company's current sublease agreements terminate in 2027. For the years ended December 31, 2024, 2023 and 2022, the Company recognized rental income on subleases, as offsets to rental expense, of $0.8 million, $1.8 million and $1.4 million, respectively. Operating lease obligations in the future minimum payments table below do not include the impact of future rental income of $0.5 million related to these subleases as of December 31, 2024.

The components of lease expense were as follows (in thousands):

	Year Ended December 31,	
	2024	**2023**
Operating lease cost	$ 2,195	3,243
Sublease income	(797)	(1,762)
Total lease expense	$ 1,398	1,481

Other information about lease amounts recognized on our consolidated financial statements is summarized as follows:

	Year Ended December 31,			
	2024		**2023**	
Cash paid for amounts included in the measurement of lease liabilities (in thousands):				
Operating cash flows from operating leases	$	2,483	$	3,908
Right-of-use assets obtained in exchange for lease obligations (in thousands):				
Operating leases	$	212	$	653
Weighted average remaining lease term (in years):				
Operating leases		1.9		2.2
Weighted average discount rate				
Operating leases		6.2%		6.2%

As of December 31, 2024, the Company no longer had any finance lease agreements. Future minimum payments for operating lease obligations and purchase commitments are as follows (in thousands):

	Operating Leases	
2025	$	1,130
2026		564
2027		120
2028		50
2029		12
Thereafter		—
Total minimum lease payments		1,876
Less amount representing interest		(114)
Present value of lease liabilities	$	1,762
Operating lease liabilities, current		1,000
Operating lease liabilities, noncurrent		762
Total lease liabilities	$	1,762

Subsequent to December 31, 2024, the Company entered into an operating lease for its new corporate offices in Austin, Texas. The Company's existing lease agreement for its corporate office space expires in June 2025. The new lease term begins in July 2025 and expires in January 2033 with an option to renew the lease for an additional three years. Total commitments under this lease are approximately $1.8 million, net of lease incentives of $0.6 million.

10. Commitments and Contingencies

Purchase Commitments

The Company has purchase commitments related to hosting services, third-party technology used in the Company's solutions and for other services the Company purchases as part of normal operations. In certain cases these arrangements require a minimum annual purchase commitment.

Future minimum payments for purchase commitments are as follows (in thousands):

Year	**Purchase Commitments**	
2025	$	16,469
2026		1,897
Thereafter		1,754
Total minimum payments	$	20,120

Litigation

In the normal course of business, the Company may become involved in various lawsuits and legal proceedings. As of December 31, 2024, the Company is not involved in any current or pending legal proceedings that it believes may have a material adverse effect on its consolidated financial position or results of operations.

In addition, when we acquire companies, we require that the sellers provide industry standard indemnification for breaches of representations and warranties contained in the acquisition agreement and we will withhold payment of a portion of the purchase price for a period of time in order to satisfy any claims that we may make for indemnification. In certain transactions, we agree with the sellers to purchase a representation and warranty insurance policy that will pay such claims for indemnification. From time to time we may have one or more claims for indemnification pending. Similarly, we may have one or more ongoing negotiations related to the amount of an earnout. Gain contingencies related to indemnification claims are not recognized on our consolidated financial statements until realized.

Letter of Credit

In conjunction with a December 2024 operating lease agreement, the Company provided a $0.6 million letter of credit in conformance with the contractual provisions of the lease. The letter of credit expires July 2029. The amount underlying such letter of credit is reflected as restricted cash in the Company's consolidated balance sheets as of December 31, 2024.

11. Property and Equipment, Net

Property and equipment consisted of the following (in thousands) at:

	December 31,			
	2024		**2023**	
Equipment	$	5,399	$	5,722
Furniture and fixtures		221		279
Leasehold improvements		639		836
Accumulated depreciation		(4,741)		(4,905)
Property and equipment, net	$	1,518	$	1,932

Depreciation expense on property and equipment, net was $1.2 million, $1.4 million and $1.5 million for the years ended December 31, 2024, 2023 and 2022, respectively. The Company recorded no impairment of property and equipment during the years ended December 31, 2024, 2023 and 2022. During the years ended December 31, 2024, 2023 and 2022, we recognized $17.0 thousand, $47.0 thousand and $79.0 thousand in losses on disposal of assets related primarily to leasehold improvements associated with the consolidation and integration of prior year acquisitions.

12. Mezzanine Equity

Series A Convertible Preferred Stock

On July 14, 2022, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with Ulysses Aggregator, LP (the "Purchaser"), an affiliate of HGGC, LLC, to issue and sell at closing 115,000 shares of Series A Preferred Stock of the Company, par value $0.0001 per share, at a price of $1,000 per share (the "Initial Liquidation Preference") for an aggregate purchase price of $115.0 million (the "Investment"). The Company is using the proceeds of the Investment for general corporate purposes and transaction-related fees and expenses.

On August 23, 2022 (the "Closing Date"), the closing of the Investment (the "Closing") occurred, and the Series A Preferred Stock was issued to the Purchaser. In connection with the issuance of the Series A Preferred Stock, the Company incurred direct and incremental expenses comprised of transaction fees, and financial advisory and legal expenses (the "Series A Preferred Stock Issuance Costs"), which reduced the carrying value of the Series A Preferred Stock. Total Series A Preferred Stock Issuance Costs totaled $4.6 million.

Contemporaneous with the Closing Date, the Company and the Purchaser entered into a Registration Rights Agreement (the "Registration Rights Agreement") and the Company filed a Certificate of Designation (the "Certificate of Designation") setting out the powers, designations, preferences, and other rights of the Series A Preferred Stock with the Secretary of State of the State of Delaware in connection with the Closing. Pursuant to the Registration Rights Agreement, the Purchaser has certain customary registration rights with respect to any shares of Series A Preferred Stock or the common stock of the

Company issuable upon conversion of the Series A Preferred Stock, including rights with respect to the filing of a shelf registration statement, underwritten offering rights and piggy back rights.

Dividend Provisions

The Series A Preferred Stock rank senior to the Company's common stock with respect to payment of dividends and rights on the distribution of assets on any liquidation, dissolution or winding up of the affairs of the Company. The Series A Preferred Stock has an Initial Liquidation Preference of $1,000 per share, representing an aggregate Liquidation Preference (as defined below) of $1,000 upon issuance. Holders of the Series A Preferred Stock are entitled to the dividend at the rate of 4.5% per annum, within first seven years after the Closing Date regardless of whether declared or assets are legally available for the payment. Such dividends shall accrue and compound quarterly in arrears from the date of issuance of the shares. The dividend rate will increase to 7.0% on the seven-year anniversary of the Closing Date. The dividend can be paid, in the Company's sole discretion, in cash or dividend in kind by adding to the Liquidation Preference of each share of Series A Preferred Stock outstanding. On June 7, 2023, the stockholders of the Company authorized, for purposes of complying with Nasdaq Listing Rules 5635(b) and (d), the issuance of shares of Common Stock underlying shares of Series A Preferred Stock in an amount equal to or in excess of 20% of the Common Stock outstanding immediately prior to the issuance of such Series A Preferred Stock (including upon the operation of anti-dilution provisions contained in the Certificate of Designation designating the terms of such Series A Preferred Stock). The Series A Preferred Stock is also entitled to fully participate in any dividends paid to the holders of common stock in cash, in stock or otherwise, on an as-converted basis. The Series A Preferred Stock had accrued unpaid dividends of $12.8 million as of December 31, 2024.

Liquidation Rights

In the event of any Liquidation, holders of the Series A Preferred Stock are entitled to receive an amount per share equal to the greater of (1) the Initial Liquidation Preference per share plus any accrued or declared but unpaid dividends on such shares (the "Liquidation Preference") or (2) the amount payable if the Series A Preferred Stock were converted into common stock. The Series A Preferred Stock will have distribution and liquidation rights senior to all other equity interests of the Company. As of December 31, 2024, the Liquidation Preference of the Series A Preferred Stock was $127.8 million.

Optional Redemption

On or after the 7th anniversary of the original issue date of the Series A Preferred Stock, the Company has the right to redeem any outstanding shares of the Series A Preferred Stock for a cash purchase price equal to 105% of the Liquidation Preference plus accrued and unpaid dividends as of the date of redemption.

Deemed Liquidation Event Redemption

Upon a fundamental change, holders of the Series A Preferred Stock have the right to require the Company to repurchase any or all of its Series A Preferred Stock for cash equal to the greater of (1) 105% of the Liquidation Preference plus the present value of the dividend payments the holders would have been entitled to through the fifth anniversary of the issue date and (2) the amount that such Preferred Stock would have been entitled to receive as if converted into common shares immediately prior to the fundamental change.

A fundamental change ("Deemed Liquidation Event") is defined as either the direct or indirect sale, lease, transfer, conveyance or other disposition of all or substantially all the properties or assets of the Company and its subsidiaries to any third party or the consummation of any transaction, the result of which is that any third party or group of third parties become the beneficial owner of more than 50% of the voting power of the Company.

Voting Rights

The Series A Preferred Stock will vote together with the Common Shares on all matters and not as a separate class (except as specifically provided in the Certificate of Designation or as otherwise required by law) on an as-if-converted basis.

The holders of the Series A Preferred Stock will have the right to elect one member of the Board of Directors for so long as holders of the Series A Preferred Stock own in the aggregate at least 5% of the shares of common stock on a fully diluted basis.

In addition, the holders of the Series A Preferred Stock will have the right to elect one non-voting observer to the Board of Directors for so long as they hold at least 10% of the shares of Convertible Preferred Stock outstanding as of the date of the issue date.

Conversion Feature

The Series A Preferred Stock may be converted, at any time in whole or in part at the option of the holder into a number of shares of common stock equal to the quotient obtained by dividing the sum of the Liquidation Preference plus all accrued and unpaid dividends by the conversion price of $17.50 (the "Conversion Price"). The Conversion Price is subject to adjustment in the following events:

- Stock splits and combinations

- Tender offers or exchange offers

- Distribution of rights, options, or warrants at a price per share that is less than the average of the last reported sale prices per share of Common Stock for the ten consecutive trading days

- Spin-offs and other distributed property

- Issuance of equity-linked securities at a price per share less than the conversion price

Anti-Dilution Provisions

The Series A Preferred Stock has customary anti-dilution provisions for stock splits, stock dividends, mergers, sales of significant assets, and reorganization events and recapitalization transactions or similar events, and weighted average anti-dilution protection, subject to customary exceptions for issuances pursuant to current or future equity-based incentive plans or arrangements (including upon the exercise of employee stock options).

13. Stockholders' Equity

Common and Preferred Stock

At the Company's annual meeting on June 7, 2023, the stockholders of the Company adopted a Certificate of Amendment (the "Certificate of Amendment") to the Amended and Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation"). Among other things, the Certificate of Amendment amended the Certificate of Incorporation to increase the number of authorized shares of the Company's Common Stock, from 50,000,000 to 75,000,000.

The common stock has a par value of $0.0001 per share. Each share of common stock is entitled to one vote at all meetings of stockholders. The number of authorized shares of common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote. The holders of common stock are also entitled to receive dividends, when, if and as declared by our board of directors, whenever funds are legally available therefore, subject to the priority rights of any outstanding preferred stock.

See "*Note 12. Mezzanine Equity —Series A Convertible Preferred Stock*" for a description of our Series A Preferred Stock, which is the only class of preferred stock outstanding.

Share repurchase program

On September 1, 2023, the Board of Directors authorized a stock repurchase program (the "Share Repurchase Plan") in the aggregate amount of up to $15.0 million. In October 2023, the Board of Directors authorized an increase to the Share Repurchase Plan to allow the Company to repurchase up to an additional $10 million of shares. The Share Repurchase Plan expired in May 2024 when the Company had repurchased all shares authorized for repurchase.

In fiscal year 2024, the Company's net stock repurchases are subject to a 1 percent excise tax under the Inflation Reduction Act. The excise tax is included as a reduction to accumulated deficit in the consolidated statements of stockholders equity. Total accrued excise tax of $0.2 million is included in total cost of shares repurchases, excluded from average cost per share and excluded from total cash paid during the years ended December 31, 2024 and 2023 as amounts were unpaid at year end.

During the year ended December 31, 2024, the Company repurchased and subsequently retired 3,208,705 shares of Common Stock, for a total of $11.0 million under the Share Repurchase Plan, inclusive of excise tax and other costs directly related to the repurchased shares. As of December 31, 2024, no shares remained available for additional share repurchases. The Company is not obligated to acquire any particular amount of Common Stock and may modify or suspend the repurchases at any time in the Company's discretion.

As of December 31, 2024, the Share Repurchase Plan was complete and no further amounts are available for share repurchases.

Tax Benefit Preservation Plan and Preferred Stock Purchase Rights

Effective June 5, 2024, after approval of the Board and the Companys' stockholders, the Company entered into the 2024 Tax Benefit Preservation Plan with Broadridge Corporate Issuer Solutions, LLC, as Rights Agent (the "2024 Tax Benefit Preservation Plan"). By adopting the 2024 Tax Benefit Preservation Plan, the Company is seeking to protect its ability to use its net operating loss carryforwards ("NOLs") and other tax attributes to offset potential future income tax liabilities. The Company's ability to use such NOLs and other tax attributes would be substantially limited if the Company experiences an "ownership change," as defined in Section 382 of the Internal Revenue Code. The 2024 Tax Benefit Preservation Plan is intended to make it more difficult for the Company to undergo an ownership change by deterring any person from acquiring 4.9% or more of the outstanding shares of stock without the approval of the Board of Directors.

As part of the 2024 Tax Benefit Preservation Plan, the Board declared a dividend of one preferred stock purchase right (a "2024 Right") for each outstanding share of Common Stock of the Company as of June 15, 2024. 27,030,605 Rights were issued to the holders of record of shares of Common Stock. The description and terms of the 2024 Rights are set forth in the 2024 Tax Benefit Preservation Plan. The 2024 Rights trade with, and are inseparable from, the Common Stock, and the record holders of shares of Common Stock are the record holders of the 2024 Rights. The 2024 Rights are not exercisable until the Distribution Date, as defined in the 2024 Tax Benefit Preservation Plan.

After the Distribution Date, each Right will be exercisable to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $0.0001 per share, of the Company (the "Series B Preferred"), at a purchase price of $15.25 per one one-thousandth of a share of Series B Preferred (the "Purchase Price"), subject to adjustment as provided in the 2024 Tax Benefit Preservation Plan. Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company by virtue of holding such Right, including, without limitation, the right to vote and to receive dividends. The Board of Directors may adjust the Purchase Price, the number of shares of Series B Preferred issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Series B Preferred or Common Stock or certain other specified transactions. No adjustments to the Purchase Price of less than 1% are required to be made.

Each one one-thousandth of a share of Series B Preferred, if issued:

- Will not be redeemable.

- Will entitle holders to quarterly dividend payments of $0.001 per one one-thousandth of a share of Series B Preferred, or an amount equal to the dividend paid on one share of Common Stock, whichever is greater.

- Will entitle holders upon liquidation either to receive $0.001 per one one-thousandth of a share of Series B Preferred, or an amount equal to the payment made on one share of Common Stock, whichever is greater.

- Will have the same voting power as one share of Common Stock.

- If shares of Common Stock are exchanged as a result of a merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of Common Stock.

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) consists of two elements, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) items are recorded in the stockholders' equity section on our consolidated balance sheets and excluded from net income (loss). Other comprehensive income (loss) consists primarily of foreign currency translation adjustments for subsidiaries with functional currencies other than the USD, unrealized translation gains (losses) on intercompany loans with foreign subsidiaries, and unrealized gains (losses) on interest rate swaps.

The following table shows the ending balance of the components of accumulated other comprehensive loss, net of income taxes, in the stockholders' equity section on our consolidated balance sheets at the dates indicated (in thousands):

	December 31,	
	2024	**2023**
Other comprehensive income (loss)		
Foreign currency translation adjustment	$ (26,172)	$ (19,947)
Unrealized translation loss on intercompany loans with foreign subsidiaries, net of taxes	(6,477)	(3,330)
Unrealized gain on interest rate swaps, net of amounts reclassified into interest expense, net	9,033	14,270
Realized gain on interest rate swap sale, net of amounts reclassified into interest expense, net	1,626	15,175
Total accumulated other comprehensive income (loss)	$ (21,990)	$ 6,168

The Unrealized translation gains on intercompany loans with foreign subsidiaries as of December 31, 2024 and 2023 are net of unrealized income tax expense of $1.4 million and $1.6 million, respectively. The income tax expense (benefit) allocated to each component of other comprehensive income (loss) for all other periods and components was not material.

Stock-Based Compensation Plans

The Company's stock-based compensation generally includes awards of restricted stock units ("RSUs") and performance-based restricted stock units ("PRSUs"). Key employees, officers and directors of the Company and its consultants or advisors are eligible to receive awards.

On June 5, 2024, the Company's stockholders approved the Upland Software, Inc. 2024 Omnibus Incentive Plan. No further awards will be made under the Upland Software, Inc. 2014 Equity Incentive Plan or the Amended and Restated Upland Software, Inc. 2010 Stock Option Plan (collectively, the "Plans").

At December 31, 2024, there were 103,561 options outstanding under the Company's Plans, 2,177,132 restricted stock units and 100,000 performance based restricted stock units outstanding under the Plans. At December 31, 2024, there were 2,725,017 shares of common stock reserved for issuance under the Plans.

Share-based Compensation

The Company recognized share-based compensation expense from all awards in the following expense categories (in thousands):

| | Year Ended December 31, | | |
	2024	**2023**	**2022**
Cost of revenue	$ 765	$ 952	$ 1,984
Research and development	2,095	2,463	2,733
Sales and marketing	1,512	2,059	4,239
General and administrative	10,898	17,400	32,646
Total	$ 15,270	$ 22,874	$ 41,602

Our income tax benefits recognized from stock-based compensation arrangements in each of the periods presented were immaterial due to cumulative losses and valuation allowances.

Restricted Stock Units ("RSU")

Restricted stock units primarily vest over a period of 1 to three years upon the satisfaction of a service-based condition with quarterly vesting.

The total fair value of the RSUs vested during the years ended December 31, 2024, 2023 and 2022 was approximately $4.3 million, $5.0 million and $13.9 million, respectively.

Performance-Based Restricted Stock Units

In 2024, 2023 and 2022, fifty percent of the awards granted to our Chief Executive Officer were PRSUs. The PRSU agreements provide that the quantity of units subject to vesting may range from 0% to 300% of the units granted based on the Company's absolute total shareholder return ("TSR") at the end of thirty-six month performance periods for the 2024 and 2023 PRSUs and an 18 month performance period for the 2022 PRSUs.

In December 2024, 750,000 of 2024 PRSUs vested when the TSR met the performance criteria. The 2023 PRSU has not vested as of year ended December 31, 2024. The 2022 PRSU resulted in no units granted at the end of their performance period on June 30, 2023. The total fair value of PRSUs vested during the years ended December 31, 2024, 2023 and 2022 was $3.5 million, nil , and nil , respectively.

Significant assumptions used in the Monte Carlo simulation model for the PRSUs granted during the year ended December 31, 2024 and year ended December 31, 2023 are as follows:

	December 31, 2024	December 31, 2023
Expected volatility	74.6% - 62.1%	55.5%
Risk-free interest rate	4.4% - 4.0%	4.4%
Remaining performance period (in years)	2.73- 3.08	2.86
Dividend yield	—	—

The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities as of the grant date. Expected volatility is based on the historical volatility of the Company's common stock over the estimated expected life. The Company does not pay a dividend, therefore, the dividend yield is assumed to be zero.

The following table summarizes PRSU and RSU activity during the year ended December 31, 2024 :

	Number of Units	Weighted-Average Grant Date Fair Value
Unvested restricted units outstanding as of December 31, 2023	1,858,847	$ 9.76
Granted	2,797,687	3.69
Vested	(2,173,589)	6.66
Forfeited	(205,813)	8.70
Unvested restricted units outstanding as of December 31, 2024	2,277,132	$ 5.36

The PRSU and RSU activity table above includes PRSU units granted that are based on a 100% target payout.

As of December 31, 2024, $8.6 million of unrecognized compensation cost related to unvested restricted stock units (including performance based awards) is expected to be recognized over a weighted-average period of 1.72 years.

Stock Option Activity

Under the Plans, options granted to date generally vest over a three or four year period, with a maximum term of ten years. Stock option activity during the year ended December 31, 2024 is as follows:

	Number of Options Outstanding	Weighted–Average Exercise Price	Weighted–Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2023	149,914	$ 11.44		
Options granted	—	—		
Options exercised	—	—		
Options forfeited	—	—		
Options expired	(46,353)	12.77		
Outstanding at December 31, 2024	103,561	$ 10.77	1.49	$ —
Options vested and expected to vest at December 31, 2024	103,561	$ 10.77	1.49	$ —
Options vested and exercisable at December 31, 2024	103,561	$ 10.77	1.49	$ —

The aggregate intrinsic value of options exercised at December 31, 2024, 2023, and 2022, was approximately nil, nil, and $0.6 million, respectively. All of the Company's outstanding stock options were fully vested as of December 31, 2019.

As of December 31, 2024, there was no remaining unrecognized compensation cost related to stock options.

14. Revenue Recognition

Revenue Recognition Policy

Revenue is recognized when control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services over the term of the agreement, generally when made available to the customers. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of sales credits and allowances. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

Revenue is recognized based on the following five step model in accordance with ASC 606, *Revenue from Contracts with Customers*:

- Identification of the contract with a customer

- Identification of the performance obligations in the contract

- Determination of the transaction price

- Allocation of the transaction price to the performance obligations in the contract

- Recognition of revenue when, or as, the Company satisfies a performance obligation

Performance obligations under our contracts consist of subscription and support, perpetual licenses, and professional services revenue within a single operating segment.

Subscription and Support Revenue

The Company's software solutions are available for use as hosted application arrangements under subscription fee agreements without licensing perpetual rights to the software. Subscription fees from these applications are recognized over time on a ratable basis over the customer agreement term beginning on the date the Company's solution is made available to the customer. As our customers have access to use our solutions over the term of the contract agreement we believe this method of revenue recognition provides a faithful depiction of the transfer of services provided. Our subscription contracts are generally 1 to 3 years in length. Amounts that have been invoiced are recorded in accounts receivable and deferred revenue or subscription and support revenue, depending on whether the revenue recognition criteria have been met. Additional fees for monthly usage above the levels included in the standard subscription fee are recognized as subscription and support revenue at the end of each month and is invoiced concurrently. Subscription and support revenue includes revenue related to the Company's digital engagement application which provides short code connectivity for its two-way short message service ("SMS") programs and campaigns. As discussed further in the "*Principal vs. Agent Considerations*" section below, the Company recognizes revenue related to these messaging-related subscription contracts on a gross basis.

Perpetual License Revenue

The Company also records revenue from the sales of proprietary software products under perpetual licenses. Revenue from distinct on-premises licenses is recognized upfront at the point in time when the software is made available to the customer. The Company's products do not require significant customization.

Professional Services Revenue

Professional services provided with subscription and support licenses and perpetual licenses consist of implementation fees, data extraction, configuration, and training. The Company's implementation and configuration services do not involve significant customization of the software and are not considered essential to the functionality. Revenue from professional services are recognized over time as such services are performed. Revenue for fixed price services are generally recognized over time applying input methods to estimate progress to completion. Revenue for consumption-based services are generally recognized as the services are performed.

Performance Obligations and Standalone Selling Price

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of accounting. The Company has contracts with customers that often include multiple performance obligations, usually including professional services sold with either individual or multiple subscriptions or perpetual licenses. For these contracts, the Company records individual performance obligations separately if they are distinct by allocating the contract's total transaction price to each performance obligation in an amount based on the relative standalone selling price ("SSP") of each distinct good or service in the contract. We only include estimated amounts of variable consideration in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. We determine the SSP based on our overall pricing objectives, taking into consideration market conditions and other factors, including the value of our contracts, historical standalone sales, customer demographics, geographic locations, and the number and types of users within our contracts.

Principal vs. Agent Considerations

The Company evaluates whether it is the principal (i.e., report revenues on a gross basis) or agent (i.e., report revenues on a net basis) for vendor reseller agreements and messaging-related subscription agreements. Where the Company is the principal, it first obtains control of the inputs to the specific good or service and directs their use to create the combined output. The Company's control is evidenced by its involvement in the integration of the good or service on its platform before it is transferred to its customers, and is further supported by the Company being primarily responsible to its customers and having a level of discretion in establishing pricing. While none of the factors individually are considered presumptive or determinative, in reaching conclusions on gross versus net revenue recognition, the Company places the most weight on the analysis of whether or not it is the primary obligor in the arrangement.

Generally, the Company reports revenue from vendor reseller agreements on a gross basis, meaning the amounts billed to customers are recorded as revenue, and expenses incurred are recorded as cost of revenue. As the Company is primarily obligated in its messaging-related subscription contracts, has latitude in establishing prices associated with its messaging program management services, is responsible for fulfillment of the transaction, and has credit risk, we have concluded it is appropriate to record revenue on a gross basis with related pass-through telecom messaging costs incurred from third parties recorded as cost of revenue. Revenue provided from agreements in which the Company is an agent are immaterial.

Contract Balances

The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables, and deferred revenue. Billings scheduled to occur after the performance obligation has been satisfied and revenue recognition has occurred result in unbilled receivables, which are expected to be billed during the succeeding twelve-month period and are recorded in Unbilled receivables in our consolidated balance sheets. A contract liability results when we receive prepayments or deposits from customers in advance for implementation, maintenance and other services, as well as subscription fees. Customer prepayments are generally applied against invoices issued to customers when services are performed and billed. We recognize contract liabilities as revenue upon satisfaction of the underlying performance obligations. Contract liabilities that are expected to be recognized as revenue during the succeeding twelve-month period are recorded in Deferred revenue and the remaining portion is recorded in Deferred revenue, noncurrent on the accompanying consolidated balance sheets at the end of each reporting period.

Deferred revenue primarily consist of amounts that have been billed to or received from customers in advance of revenue recognition and prepayments received from customers in advance for maintenance and other services, as well as initial subscription fees. We recognize deferred revenue as revenue when the services are performed, and the corresponding revenue recognition criteria are met. Customer prepayments are generally applied against invoices issued to customers when services are performed and billed. Our payment terms vary by the type and location of our customer and the products or services offered. The term between invoicing and when payment is due is not significant. For certain products or services and customer types, we require payment before the products or services are delivered to the customer.

Unbilled Receivables

Unbilled receivables represent amounts for which the Company has recognized revenue, pursuant to its revenue recognition policy, for software licenses already delivered and professional services already performed, but invoiced in arrears and for which the Company believes it has an unconditional right to payment. As of December 31, 2024 and 2023 unbilled receivables were $3.4 million and $2.7 million, respectively.

Deferred Commissions

Sales commissions earned by our sales force, and related payroll taxes, are considered incremental and recoverable costs of obtaining a contract with a customer. Deferred commissions and other costs for new customer contracts are capitalized upon contract signing and amortized on a systematic basis that is consistent with the transfer of goods and services over the expected life of the customer relationships, which has been determined to be approximately 6 years. The expected life of our customer relationships is based on historical data and management estimates, including estimated renewal terms and the useful life of the associated underlying technology. Commissions paid on renewal contracts are not commensurate with commissions paid on new customer contracts, as such, deferred commissions related to renewals are capitalized and amortized over the estimated contractual renewal term of 18 months. We utilized the 'portfolio approach' practical expedient, which allows entities to apply the guidance to a portfolio of contracts with similar characteristics as the effects on the financial statements of this approach would not differ materially from applying the guidance to individual contracts. The portion of capitalized costs expected to be amortized during the succeeding twelve-month period is recorded as Deferred commissions, current, and the remainder is recorded as Deferred commissions, noncurrent, in our consolidated balance sheets. Amortization expense is included in sales and marketing expenses on our consolidated statements of operations. Deferred commissions are reviewed for impairment whenever events or circumstances indicate their carrying value may not be recoverable consistent with the Company's long-lived assets policy as described in "*Note 2. Basis of Presentation and Summary of Significant Accounting Policies*". No indicators of impairment of deferred commissions were identified during the years ended December 31, 2024, 2023 or 2022.

The following table presents the activity impacting deferred commissions for the year ended December 31, 2024 (in thousands):

	Deferred Commissions
Deferred commissions balance at December 31, 2023	$ 22,997
Capitalized deferred commissions	9,662
Amortization of deferred commissions	(12,151)
Deferred commissions balance at December 31, 2024	$ 20,508

Amortization of deferred commissions in excess of amounts capitalized for the year ended December 31, 2024 was $2.5 million.

Deferred Revenue

Deferred revenue represents either customer advance payments or billings for which the aforementioned revenue recognition criteria have not yet been met.

Deferred revenue is mainly unearned revenue related to subscription services and support services. During the year ended December 31, 2024, we recognized $98.3 million and $2.3 million of subscription services and professional services revenue, respectively, that was included in the deferred revenue balances at the beginning of the period.

Remaining Performance Obligations

As of December 31, 2024, approximately $240.7 million of revenue is expected to be recognized from remaining performance obligations. We expect to recognize revenue on approximately 70% of these remaining performance obligations over the next 12 months, with the balance recognized thereafter.

Disaggregated Revenue

The Company disaggregates revenue from contracts with customers by geography and revenue generating activity, as it believes it best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Revenue by geography is based on the ship-to address of the customer, which is intended to approximate where the customers' users are located. The ship-to country is generally the same as the billing country. The Company has operations primarily in the U.S., United Kingdom and Canada. Information about these operations is presented below (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Revenues:			
Subscription and support:			
United States	$ 187,762	$ 201,252	$ 211,440
United Kingdom	33,697	37,004	41,728
Canada	12,793	13,644	17,304
Other International	26,433	29,654	27,415
Total subscription and support revenue	260,685	281,554	297,887
Perpetual license:			
United States	2,959	2,654	3,284
United Kingdom	310	589	425
Canada	258	199	264
Other International	2,310	2,635	2,975
Total perpetual license revenue	5,837	6,077	6,948
Professional services:			
United States	4,919	5,961	6,871
United Kingdom	937	1,318	2,269
Canada	704	827	947
Other International	1,712	2,115	2,381
Total professional service revenue	8,272	10,221	12,468
Total revenue	$ 274,794	$ 297,852	$ 317,303

15. Employee Benefit Plans

The Company has established various international defined contribution plans and one voluntary defined contribution retirement plan qualifying under Section 401(k) of the Internal Revenue Code. The Company made no material contributions to the 401(k) plans for the years ended December 31, 2024, 2023 and 2022.

16. Segment and Geographic Information

ASC 280, *Segment Reporting*, establishes standards for reporting information about operating segments. It defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker ("CODM") in deciding how to allocate resources and in assessing performance. Our Chief Executive Officer is considered to be our CODM. Our CODM manages the business as a multi-product cloud-based software application business that utilizes a singular operating model to deliver a consistently high level of operating performance to customers regardless of their geography or IT environment. Operating results are reviewed by the CODM primarily at the consolidated entity level for purposes of making resource allocation decisions and for evaluating financial performance. The key measure of profit or loss utilized by the CODM to assess performance of and allocate resources within the Company's single operating segment is net loss. This measure is presented on the consolidated statements of operations. Significant segment expenses included in net loss are cost of revenue, sales and marketing expenses, research and development expenses, general and administrative expenses, depreciation and amortization, interest expense, net and other income (expense), which are presented on the consolidated statements of operations. The measure of segment assets is reported on the consolidated balance sheets as total assets. Accordingly, we consider ourselves to be in a single operating and reporting segment structure.

Revenue

See "*Note 14 Revenue Recognition—Disaggregated Revenue*" for a detail of revenue by geography.

Identifiable Long-Lived Assets

	December 31,			
	2024		**2023**	
Identifiable long-lived assets:				
United States	$	720	$	713
United Kingdom		117		152
Canada		367		680
Other International		314		387
Total identifiable long-lived assets	$	1,518	$	1,932

17. Subsequent Events

The Company completed the disposition of certain assets in the first quarter of 2025 for $9.5 million consisting of cash and other consideration. The Company estimates it will record a loss on the transactions which will be recognized as Loss on divestitures in the Company's condensed consolidated statements of operations for the three months ended March 31, 2025. The Company used the cash proceeds to further paydown its outstanding Term Loans.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Pursuant to Rule 13a-15(b) of the Exchange Act, our management, including our Chief Executive Officer and our Chief Financial Officer (our principal executive officer and principal financial officer, respectively), has evaluated our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2024.

Our management does not expect that our disclosure controls and procedures will prevent or detect all errors and all fraud. Disclosure controls and procedures, no matter how well designed, operated and managed, can provide only reasonable assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations of disclosure controls and procedures, no evaluation of such disclosure controls and procedures can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Management Report on Internal Control Over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, using the criteria set forth in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) . Based on that assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2024 based on those criteria.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the year ended December 31, 2024 other than items described below related to our remediation actions, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of Prior Material Weakness in Internal Control Over Financial Reporting

As of December 31, 2023, our management identified and disclosed a material weakness in the design and operation of a management review control over prospective financial information used in the Company's goodwill impairment assessment, and specifically, not sufficiently performing and documenting the reasonableness of significant assumptions used therein.

During 2024, our management was actively engaged in remediation efforts to address the material weakness noted above. The Company implemented the following improvements:

- The design, including the precision, of the management review control over the significant assumptions used to prepare the prospective financial information used in the Company's goodwill impairment assessment was updated to ensure the sufficiency of the control procedures. Specifically, the procedures over the significant assumptions are appropriately detailed to allow management to assess the operating effectiveness of the control.

- Sufficient documentation was prepared, reviewed and retained over the Company's annual goodwill impairment assessment performed as of October 1, 2024.

Based on the actions taken and the testing and evaluation of the effectiveness of our internal control over financial reporting, our management has concluded the material weakness identified in the prior year no longer existed as of December 31, 2024.

The independent registered public accounting firm of Ernst & Young LLP, as auditors of the Company's consolidated financial statements, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting, included herein.

Item 9B.   Other Information

None of our directors or executive officers adopted or terminated a "Rule 10b5-1 trading arrangement" or adopted or terminated a "non-Rule 10b5-1 trading arrangement" (as such terms are defined in Item 408 of Regulation S-K) during the quarter ended December 30, 2024.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Upland Software, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Upland Software, Inc.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Upland Software, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 12, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Austin, Texas

March 12, 2025

PART III

Item 10.   Directors, Officers and Corporate Governance

We have adopted a code of ethics that applies to the Company's directors, officers and employees, including the Chief Executive Officer and the Chief Financial Officer and any other persons performing similar functions. The text of our code of ethics, "Code of Business Conduct and Ethics," has been posted on our website at https://investor.uplandsoftware.com/governance/governance-documents/default.aspx. We will provide a copy of the code of ethics without charge upon request to Corporate Secretary, Upland Software, Inc., 401 Congress Ave., Suite 1850, Austin, Texas 78701.

Additional information required by this item is incorporated by reference from our 2025 Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for the Company's 2024 Annual Meeting of Stockholders ("2025 Proxy Statement), under the headings "Proposal One: Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Directors and Corporate Governance" and "Executive Officers." The 2025 Proxy Statement will be filed with the SEC within 120 days after the end of the calendar year to which this report relates.

Item 11.   Executive Compensation

The information required by this item is incorporated by reference from our 2025 Proxy Statement, under the headings "Executive Compensation" and "Directors and Corporate Governance-Compensation Committee Interlocks and Insider Participation." The 2025 Proxy Statement will be filed with the SEC within 120 days after the end of the calendar year to which this report relates.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference from our 2025 Proxy Statement under the headings "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management." The 2025 Proxy Statement will be filed with the SEC within 120 days after the end of the calendar year to which this report relates.

Item 13.   Certain Relationships, and Related Transactions, and Director Independence

The information required by this item is incorporated by reference from our 2025 Proxy Statement under the headings "Certain Relationships and Related Party Transactions" and "Directors and Corporate Governance-Director Independence." The 2025 Proxy Statement will be filed with the SEC within 120 days after the end of the calendar year to which this report relates.

Item 14.   Principal Accounting Fees and Services

The information required by this item is incorporated by reference from our 2025 Proxy Statement under the heading "Proposal Two: Ratification of Selection of Independent Registered Public Accounting Firm." The 2025 Proxy Statement will be filed with the SEC within 120 days after the end of the calendar year to which this report relates.

PART IV

Item 15.   Exhibits and Financial Statement Schedules

(a) Financial Statements

The financial statements filed as part of this Annual Report on Form 10-K are listed on the "Index to Consolidated Financial Statements" included in *"Item 8. Financial Statements and Supplementary Data" h*erein.

(b) Financial Statement Schedules

All schedules have been omitted because they are not required or because the required information is otherwise included in the consolidated financial statements or notes thereto set forth under Item 8 above.

(c) Exhibits

See Exhibit Index at the end of this Annual Report on Form 10-K, which is incorporated by reference.

Item 16. Form 10-K Summary

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation, as currently in effect	10-K	001-36720	3.1	March 30, 2016
3.2	Amended and Restated Bylaws of Upland Software, Inc., effective February 3, 2020	8-K	001-36720	3.1	February 4, 2020
3.3	Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock	8-K	001-36720	3.1	August 23, 2022
3.4	Certificate of Designations of Series B Junior Participating Preferred Stock of Upland Software, Inc., filed with the Secretary of State of the State of Delaware on May 2, 2023.	8-K	001-36720	3.1	May 3, 2023
3.5	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Upland Software, Inc.	8-K	001-36720	3.1	June 8, 2023
3.6	Amendment to the Second Amended and Restated Bylaws of Upland Software, Inc.	8-K	001-36720	3.1	March 3, 2025
4.1	Description of Capital Stock	10-K	001-36720	4.1	February 22, 2024
4.2	Tax Benefit Preservation Plan, dated as of May 2, 2023, by and between Upland Software, Inc. and Broadridge Corporate Issuer Solutions, LLC, as rights agent.	8-K	001-36720	4.1	May 3, 2023
4.3	Tax Benefit Preservation Plan, dated as of June 5, 2024, by and between Upland Software, Inc. and Broadridge Corporate Issuer Solutions, LLC, as rights agent.	8-K	001-36720	4.1	June 5, 2024
10.1+	Form of Indemnification Agreement for directors and officers	S-1	333-198574	10.2	October 27, 2014
10.2+	Amended and Restated 2010 Stock Plan, as amended September 2, 2014	S-1	333-198574	10.3.1	September 4, 2014
10.3+	Form of Stock Option Agreement under Amended and Restated 2010 Stock Plan (Standard)	S-1	333-198574	10.4	September 4, 2014
10.3.1+	Form of Stock Option Agreement under Amended and Restated 2010 Stock Plan (Former ComSci, LLC Employees)	S-1	333-198574	10.4.1	September 4, 2014
10.3.2+	Form of Stock Option Agreement under Amended and Restated 2010 Stock Plan (Executive)	S-1	333-198574	10.4.2	September 4, 2014
10.3.3+	Form of Amendment to Stock Option Agreement under Amended and Restated 2010 Stock Plan with Certain Executives	S-1	333-198574	10.4.3	September 4, 2014
10.4+	Form of Restricted Stock Purchase Agreement under Amended and Restated 2010 Stock Plan	S-1	333-198574	10.5	September 4, 2014
10.4.1+	Form of Amendment to Restricted Stock Purchase Agreement under Amended and Restated 2010 Stock Plan	S-1	333-198574	10.5.1	September 4, 2014
10.5+	2014 Equity Incentive Plan	S-1	333-198574	10.6	October 27, 2014
10.6+	Form of Stock Option Award Agreement under 2014 Equity Incentive Plan	S-1	333-198574	10.7	October 27, 2014
10.6.1+	Form of Stock Option Award Agreement under 2014 Equity Incentive Plan (Executive)	S-1	333-198574	10.7.1	October 27, 2014
10.7+	Form of Restricted Stock Purchase Agreement under 2014 Equity Incentive Plan	S-1	333-198574	10.8	October 27, 2014
10.7.1+	Form of Restricted Stock Purchase Agreement under 2014 Equity Incentive Plan (Executive)	S-1	333-198574	10.8.1	October 27, 2014
10.8+	Form of Restricted Stock Unit Award Agreement under 2014 Equity Incentive Plan	S-1	333-198574	10.9	October 27, 2014
10.8.1+	Form of Restricted Stock Unit Award Agreement under 2014 Equity Incentive Plan (Executive)	S-1	333-198574	10.9.1	October 27, 2014
10.9+	Upland Software, Inc. 2024 Omnibus Incentive Plan	8-K	001-36720	10.1	June 5, 2024
10.11.2	Second Amendment to Office Lease between Registrant and CSHV-401 Congress LLC	10-K	001-36720	10.11.2	March 15, 2019
10.20+	Employment Agreement between the Registrant and Michael D. Hill, dated March 28, 2017	10-K	001-36720	10.21	March 30, 2017
10.21+	Employment Agreement between the Registrant and John T. McDonald, dated March 28, 2017	10-K	001-36720	10.23	March 30, 2017

		Incorporated by Reference			
10.22+	Amendment #1 to Employment Agreement between the Registrant and Michael D. Hill, dated March 28, 2017	10-K	001-36720	10.23	March 15, 2019
10.23+	Amendment #1 to Employment Agreement between the Registrant and John T. McDonald, dated March 28, 2017	10-K	001-36720	10.25	March 15, 2019
10.24	Credit Agreement by and among, inter alios, Upland Software, Inc., Credit Suisse AG, Cayman Islands Branch and the lenders party thereto Credit Agreement by and among, inter alios, Upland Software, Inc., Credit Suisse AG, Cayman Islands Branch and the lenders party thereto dated as of August 6, 2019 as of August 6, 2019	8-K	001-36720	10.1	August 7, 2019
10.25	First Incremental Assumption Agreement by and among, inter alios, Upland Software, Inc. and Credit Suisse AG, Cayman Islands Branch, as Agent and 2019 Incremental Lender, dated as of November 26, 2019	8-K	001-36720	10.1	November 26, 2019
10.27+	Amendment #2 to Employment Agreement between the Registrant and Michael D. Hill, dated March 28, 2017	10-K	001-36720	10.29	February 25, 2021
10.28+	Amendment #2 to Employment Agreement between the Registrant and John T. McDonald, dated March 28, 2017	10-K	001-36720	10.31	February 25, 2021
10.29	Amendment No. 1 to Credit Agreement, dated as of February 21, 2023, by and between Upland Software, Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent	8-K	001-36720	10.1	February 23, 2023
10.32+	Amendment #3 to Employment Agreement between the Registrant and John T. McDonald, dated January 30, 2024				
10.33+	Employment Agreement between the Registrant and Karen Cummings, dated December 16, 2022				
10.34+	Amendment #1 to Employment Agreement between the Registrant and Karen Cummings, dated January 30, 2024				
10.35	Securities Purchase Agreement, by and between Upland Software, Inc. and Ulysses Aggregator, LP, dated as of July 14, 2022	8-K	001-36720	10.1	July 14, 2022
10.36	Registration Rights Agreement, by and between Upland Software, Inc. and Ulysses Aggregator, LP, dated as of August 23, 2022	8-K	001-36720	10.1	August 23, 2022
10.37+	Executive Employment Agreement between Registrant and Oliver Yates, dated January 9, 2023				
10.38+	Executive Employment Agreement between Registrant and Matt Breslin, dated February 6, 2024				
19*	Insider Trading Policy				
21.1*	List of subsidiaries of Upland Software, Inc.				
23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm				
24.1*	Power of Attorney (included on signature pages hereto)				
31.1*	Certification of the Principal Executive Officer Required Under Rules 13a-14(a) and 15d-14(a) of the Securities Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2*	Certification of the Principal Financial Officer Required Under Rules 13a-14(a) and 15d-14(a) of the Securities Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1*	Certification of Principal Executive Officer Required Under Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
32.2*	Certification of Principal Financial Officer Required Under Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
97.1	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1	10-K	001-36720	97.1	2/22/2024

		Incorporated by Reference
101*	Inline XBRL Document Set for the consolidated financial statements and accompanying notes in Part II, Item 8, “Financial Statements and Supplementary Data” of this Annual Report on Form 10-K.	
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	

+ Indicates management contract, compensatory plan or arrangement.

* Filed herewith.

(1) The material contained in Exhibit 32.1 and Exhibit 32.2 is not deemed “filed” with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing, except to the extent that the Company specifically incorporates it by reference.

SIGNATURES

Pursuant to the requirement of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2025

Upland Software, Inc.

By: /s/ John T. McDonald
    _____
    John T. McDonald
    Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John T. McDonald and Michael D. Hill and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent the full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ John T. McDonald John T. McDonald	Chief Executive Officer and Chairman (*Principal Executive Officer*)	March 12, 2025
/s/ Michael D. Hill Michael D. Hill	Chief Financial Officer and Treasurer (*Principal Financial Officer and Principal Accounting Officer*)	March 12, 2025
/s/Timothy Mattox Timothy Mattox	Director	March 12, 2025
/s/ David D. May David D. May	Director	March 12, 2025
/s/ Stephen E. Courter Stephen E. Courter	Director	March 12, 2025
/s/ Teresa M. Walsh Teresa M. Walsh	Director	March 12, 2025
/s/ David H.S. Chung David H.S. Chung	Director	March 12, 2025